Name change

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

02028226

620 Ave. of the Americas, 6 Floor, NY, NY 10011

DEPOSITARY RECEIPTS

02 APR -3

March 27, 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

SUPPL

Re: Southern Telecommunications Company (former Kubanelectrosvyaz) (file # 82-4721)

Dear Sir or Madam:

In connection with **Southern Telecommunications Company**'s exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find eight reports on Information on the Essential fact affecting the issuer's economic and financial activity, Notice of National Registration of the Shares' Issue, Extract from the Protocol #11 of the Extraordinary General Meeting, List of Affiliated Persons as of January 1, 2002, Agenda for the Extraordinary General Meeting, Information about the Results of the Extraordinary General Meeting held on December 21, 2001, Quarterly Report for the III Quarter of 2001, Quarterly Report for the IV Quarter of 2001.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-8346, which was declared effective by The SEC on May 2, 1998.

Sincerely,

Tatyana Vesselovskaya
Account Administrator
Tel. (646) 885-3294

dw 4/9

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 19.10.2001
Code of the fact (event, action): 1500062A19102001
About the date of making a list of shareholders entitled to take part in the Extraordinary General shareholders' meeting. The date, when the Board of Directors adopted resolution on the date of making a list of shareholders is October, 19 2001 (Minutes № 8 of 19.10.2001).
The date of making a list of shareholders is November 5, 2001.

Deputy General Director: A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 19.10.2001
Code of the fact (event, action): 1300062A19102001
The following resolutions were approved by the Board of Directors on October,10 2001:

1. To call an Extraordinary General shareholders' meeting of "Southern Telecommunications Company" PJSC.
   The Extraordinary General shareholders' meeting is to be held on December 21 2001.

   Venue: Tuapse district, Olguinka, "Healthcare complex "Orbita".

   Time: 11:00, Moscow time.

   Registration of shareholders for participation in the Extraordinary General shareholders' meeting will be held on 21 December 2001 from 9:00 Moscow time.

To approve the following secretariat of the General meeting, 12 persons in number:

- Ryzhikova Nina Anatolievna, head of personnel department, Chairman of the Secretary; "Southern Telecommunications Company" PJSC
- Andreeva Antonina Mikhailovna, head of department for notes payable and receivable, "Southern Telecommunications Company" PJSC
- Afanasjeva Natalia Victorovna – engineer of informational technologies department, "Southern Telecommunications Company" PJSC
- Babicheva Ljubov Fyodorovna – head of maintenance department, "Southern Telecommunications Company" PJSC
- Berezhnaya Natalia Ivanovna – economist of Anapa OUS
- Gapotchenko Ljudmila Ivanovna – economist of Kropotkin OUS
- Yeryomenko Svetlana Borisovna – deputy head of planning department, "Southern Telecommunications Company" PJSC
- Lezhnina Julia Yurievna – legal adviser, "Southern Telecommunications Company" PJSC
- Sotnikova Ljudmila Borisovna – head of planning department, "Southern Telecommunications Company" PJSC
- Malysheva Marina Borisovna – head of department of organizational structures and labor motivation, "Southern Telecommunications Company" PJSC
- Mironova Marina Germanovna – head of OVOSV department, "Southern Telecommunications Company" PJSC
- Chukhraeva Tamara Nickolaevna – engineer of ZGS department, "Southern Telecommunications Company" PJSC

To approve the presidium consisting of:

- Gorbachev V.L. – General Director, "Southern Telecommunications Company" PJSC, Chairman of the Meeting
- Belov V.E. – Deputy General Director, "Svyazinvest" PJSC
- Osipchuk A.I. - 1-st Deputy General Director, "Svyazinvest" PJSC
- Ukhina I.P. – Deputy Director of department of corporate management, "Svyazinvest" PJSC.

2. To approve the following agenda for the Company's Extraordinary General shareholders' meeting:

1) Reorganization of the Public Joint Stock Company "Southern Telecommunications Company" through merger of: Public Joint Stock Company " Electrosvyaz of Adygueya Republic", Public Joint Stock Company " Svyazinform" of Astrakhan region, Public Joint Stock Company " Electrosvyaz" of Volgograd region, Public Joint Stock Company " Kabardino-Balkarskie Telecommunications", Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic, Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Rostov region, Public Joint Stock Company " Sevosetinelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Stavropol Territory, into it.

Approval of:

- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Adygueya Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Svyazinform" of Astrakhan region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Volgograd region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Kabardino-Balkarskie Telecomunicatsii" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Rostov region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company "Sevosetinelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Stavropol Territory into "Southern Telecommunications Company" Public Joint Stock Company.

2) Determination of the number, nominal value, category (type) of the Company's declared shares and the rights they give.

3)Making amendments and supplements to the Company's Charter.

3. To establish the market value of "Southern Telecommunications Company" PJSC's shares to be redeemed from the shareholders who vote against the resolution on the Company's reorganization or abstain from voting on the resolution on reorganization, and claim a duly demand that their shares be redeemed;

a) In case Federal Commission on Securities' market (FKCB) of Russia registered summarized report on the issue of "Southern Telecommunications Company" PJSC's securities relating to split-up of "Southern Telecommunications Company" PJSC's shares with a par value of 35,97 rubles into 109 shares with nominal value of 0,33 rubles each the redemption price will be:

- 1.18 rubles for each common share;
- 0.73 rubles for each preferred share.

b) In case Federal Commission on Securities' market (FKCB) of Russia has not registered summarized report on the issue of "Southern Telecommunications Company" PJSC's securities concerning split-up of "Southern Telecommunications Company" PJSC's shares with a par value of 35,97 rubles into 109 shares with nominal value of 0,33 rubles each the redemption price will be:

- 132.75 rubles for each common share;
- 79.7 rubles for each preferred share.

4. In compliance with Article 76 of the Federal Law "On Joint Stock Companies" to establish the following redemption procedure:
"In case of approving the resolution on reorganization a holder of voting shares, who vote against this resolution or abstain from voting on it, has the right to demand that part or all his shares in "Southern Telecommunications Company" PJSC be redeemed. Written demand on redemption of shares (including passport data, place of residence (location), contact telephone number, number of shares to be redeemed) shall be forwarded by a registered letter to the following address: "Southern Telecommunications Company" PJSC, 66 Karasunskaya Str., Krasnodar 350 000 Russia.
Such demand for redemption should be submitted by a shareholder no later than 45 days after the date of approval of the resolution on reorganization by the Extraordinary General shareholders' meeting. A shareholder has the right at any time during 45 days to call back his demand on redemption by forwarding a notice in a random form to the Company. In case a shareholder has not called back such demand during 45 days after the date of approval of the resolution on reorganization by the Extraordinary General shareholders' meeting, he is deprived of his right to call back the demand for redemption after the expiration of such 45-day term. "Southern Telecommunications Company" PJSC must redeem shares from the shareholders who submitted demands for redemption within 30 days of the expiration of such 45-day term. During 30 days starting from the first business day after the expiration of 45-day term after the date of approval of the resolution on reorganization by the Extraordinary General shareholders' meeting, the Company will pay sums owing to the corresponding shareholders. The Company will inform shareholders about the date of payment to the addresses indicated in demands for redemption.
In case on the 46-th day after the date of approval of the resolution on reorganization by the Extraordinary General shareholders' meeting it is found out that the Company's shareholders demand to redeem shares for the amount exceeding 10% of "UTK" PJSC's net asset value on the date of approval of the resolution concerning reorganization, the shares will be redeemed from the shareholders in proportion to the made demands."
Protocol № 8 of 19 October 2001 of "UTK" PJSC Board of Directors' meeting
8 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.
The resolutions were approved by a solid vote.

Deputy General Director: A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 30.05.2001

Code of the fact (event, action): 0100062A30052001
On May 30, 2001 the Board of Directors adopted the resolution on approval of membership of the Administrative Board of "Kubanelectrosvyaz" PJSC .
The following persons left the Administrative Board:
Goncharov Alexander Ivanovich – Deputy Technical Director, "Kubanelectrosvyaz" PJSC , he has no share in the issuer's charter capital;
Istomina Lyudmila Vasilyevna – Chief Accountant , "Kubanelectrosvyaz" PJSC , her share in the issuer's charter capital is 0,15%
The following persons were elected the members of the Administrative Board:
Ignatenko Ivan Fyodorovich – Deputy General Director– Director of Krasnodar GUES, , "Kubanelectrosvyaz" PJSC, his share in the issuer's charter capital is 0,09%;
Litvinov Andrey Alexandrovich – Deputy General Director, "Kubanelectrosvyaz" PJSC , he has no share in the issuer's charter capital.

Deputy General Director: A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 18.09.2001
Code of the fact (event, action): 0200062A18092001
Change of the share in "Southern Telecommunications Company" PJSC's charter capital of the persons belonging to the issuer's administration: Sadokhina Anna Mikhaylovna – member of the Board of Directors and Administrative Board of "UTK" PJSC.
The share in the charter capital before change – 0,104%, after change – 0,105%

Deputy General Director: A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 27.08.2001
Code of the fact (event, action): 1300062A27082001
On August,27 2001 the Board of Directors was held with voting in absentia on the question "Approval of resolutions on the issues of common and preference shares of PJSC "UTK". The following resolutions were approved:

1. To approve the resolution on issue of common registered uncertificated shares of "UTK" PJSC 1 150 323 325 in number with a par value of 0.33 ruble for conversion of the Company's placed common shares into them.
2. To approve the resolution on issue of preference registered uncertificated shares of "UTK" PJSC 383 442 925 in number with a par value of 0.33 ruble for conversion of the Company's placed preference shares into them.

8 out of 9 members took part in the voting in absentia. There was a quorum for conducting the Board of Director's meeting.
The resolutions were approved by a solid vote.

Deputy General Director: A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 10.10.2001
Code of the fact (event, action): 0900062A10102001
Profit before taxation for the third quarter of 2001: - 169 219 thousand rubles
Profit before taxation for the second quarter of 2001: - 93 315 thousand rubles
Profit growth constituted 75 904 thousand rubles or 81,34%.
Profit growth is caused by increase of long-distance and international traffic in 3Q01 as compared to 2Q01.

Deputy General Director: A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 21.12.2001
Code of the fact (event, action): 1200062A21122001
Type of general meeting - extraordinary
Form of the extraordinary general shareholders' meeting – in praesentio (joint personal presence)
Date: 21 December 2001
Venue: Olginka, Health complex "Orbita"CJSC, Tuapse District, Krasnodar Territory
By the end of registration 1 636 shareholders and their proxies were registered with number of votes totaling 8 179 662 that constituted 58,13% of total amount of votes represented by the company's placed voting shares determining the quorum of the first item of the agenda, and 7 111 883 votes that constituted 67,38% of total amount of votes represented by the company's placed voting shares determining the quorum of the second and the third item of the agenda. The Extraordinary General shareholders' meeting has a quorum in compliance with Article 58 of the Federal Law "On Joint Stock Companies" because the registered participants – shareholders (their proxies) owned in the aggregate more than half of the Company's placed voting shares.
Items put to the vote:
1. Reorganization of the Public Joint Stock Company "Southern Telecommunications Company" through merger of: Public Joint Stock Company " Electrosvyaz of Adygueya Republic", Public Joint Stock Company " Svyazinform" of Astrakhan region, Public Joint Stock Company " Electrosvyaz" of Volgograd region, Public Joint Stock Company " Kabardino-Balkarskie Telecommunications", Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic, Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Rostov region, Public Joint Stock Company " Sevosetinelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Stavropol Territory, into it.
Approval of:

- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Adygueya Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Svyazinform" of Astrakhan region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Volgograd region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Kabardino-Balkarskie Telecommunications" into "Southern Telecommunications Company" Public Joint Stock Company;

- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Rostov region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company "Sevosetinelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Stavropol Territory into "Southern Telecommunications Company" Public Joint Stock Company.

2) Determination of the number, nominal value, category (type) of the Company's declared shares and the rights they give.
3)Making amendments and supplements to the Company's Charter.

Results of the voting.
On the first item:
Number of distributed voting papers: 8851 (14 071 250 votes)
Number of submitted voting papers: 1 633 (8 156 540 votes)
"INVALID": 13 (3966 votes, 0,05%)
"IN FAVOR": 8 140 615 votes (99,52%)
"AGAINST": 8 123 votes (0,10%)
"ABSTAINED FROM VOTING": 3 836 votes (0,05%)
On the second item:
Number of distributed voting papers: 5150 (10 553 425 votes)
Number of submitted voting papers: 897 (7 093 371 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 742 votes (99,7%)
"AGAINST": 1 725 votes (0,02%)
"ABSTAINED FROM VOTING": 548 votes (0,00%)
On the third item:
1. Making amendments and supplements to the paragraph 2.7, article 2 of the Company's Charter
Number of submitted voting papers: 897 (7 093 362 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 671 votes (99,7%)
"AGAINST": 1 730 votes (0,02%)
"ABSTAINED FROM VOTING": 605 votes (0,00%)
2. Making amendments and supplements to the paragraph 7, item 4.2, article 4 of the Company's Charter
Number of submitted voting papers: 897 (7 093 362 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 782 votes (99,7%)
"AGAINST": 1 780 votes (0,03%)
"ABSTAINED FROM VOTING": 444 votes (0,00%)

3. Making amendments and supplements to the paragraph 11.9, article 11 of the Company's Charter
Number of submitted voting papers: 897 (7 093 362 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 801 votes (99,7%)
"AGAINST": 1 762 votes (0,02%)
"ABSTAINED FROM VOTING": 443 votes (0,00%)

Resolutions approved:
On the first item: to reorganize Public Joint Stock Company "Southern Telecommunications Company" through merger of: Public Joint Stock Company " Electrosvyaz of Adygueya Republic", Public Joint Stock Company " Svyazinform" of Astrakhan region, Public Joint Stock Company " Electrosvyaz" of Volgograd region, Public Joint Stock Company " Kabardino-Balkarskie Telecommunications", Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic, Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Rostov region, Public Joint Stock Company " Sevosetinelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Stavropol Territory, into it.
To approve:

- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Adygueya Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Svyazinform" of Astrakhan region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Volgograd region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Kabardino-Balkarskie Telecommunications" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Rostov region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company "Sevosetinelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Stavropol Territory into "Southern Telecommunications Company" Public Joint Stock Company.

On the second item:
To determine:

- declared common shares with a par value of 35.97 rubles 17 807 876 in number amounting to 640 549 299 rubles 72 kopecks. Common shares placed within the limits of declared ones give their holders the same rights as the Company's already placed common shares.
- declared preferred shares type A with a par value of 35.97 rubles 5 701 305 in number amounting to 205 075 940 rubles 85 kopecks. Preferred shares placed within the limits of declared ones give their holders the same rights as the Company's already placed preferred shares.

On the third item:

1. List of the following subsidiaries shall be added to paragraph 2.7 of Article 2:

"Electrosvyaz of Adygueya Republic", 22a, Zhukovskogo Str.,Maykop, Adygueya Republic, 352 700

"Svyazinform"of Astrakhan region", 7/8 Teatralny per., Astrakhan, 414 000

"Volgogradelectrosvyaz", 9 Mira Str., Volgograd, 400 131

"KabBalkTelecom", 14 Shoguentsukova Str., Nalchik, Kabardino-Balkaria Republic

"Electrosvyaz of Kalmykia Republic", 255, Lenin Str., Elista, Kalmykia Republic, 358 000

"Karachaevo-Cherkesskelectrosvyaz", 17, Soyuzny per., Cherkessk, Karachaevo-Cherkessk Republic, 357 000

"Rostovelectrosvyaz", 47 Bratski per., Rostov-on-Don, 344 082

"Sevosetinelectrosvyaz", 8a Butyrina Str., Vladikavkaz, Severnaya Osetia-Alania Republic, 362 040

"Electrosvyaz" of Stavropol Territory", 10/12 pr. Oktyabrskoi revolutsii, Stavropol, 355 035

2. Paragraph 7 of item 4.2 of Article 4 shall be set forth as follows:

"The Company's declared shares are common shares with nominal value of 35 rubles 97 kopecks 17 807 876 in number amounting to 640 549 299 rubles 72 kopecks and preferred shares type A with a par value of 35.97 rubles 5 701 305 in number amounting to 205 075 940 rubles 85 kopecks. The Company's shares placed within the limits of declared ones give their holders the same rights as the already placed shares of the corresponding category (type)."

3. Subparagraph 33 shall be added to paragraph 11.9 of Article 11 as follows:

"33) Approval of a person to be assigned a Director of the Company subsidiary at the General Director's presentation;". Subparagraphs 33-35 in the current edition shall be considered subparagraphs 34-36 accordingly.

Deputy General Director: A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar

Notice of national registration of the shares' issue

Issuer's full identifying name: Public Joint-Stock company "Southern Telecommunications Company"
Category(type) and form of the securities being placed: common nominal (registered) uncertificated shares.
Name of the body making national registration of the shares' issue: Federal Commission on Securities' Market (FKCB) of Russia.
The issue's registration number: 1-04-00062-A
Date of national record: December 27, 2001
Number of shares being placed: 1 150 323 325 shares
Periods and other terms of the shares' placement: the shares' conversion is made on the 14-th working day after the issue's national registration. The issue's shares are being placed by conversion into them of "Southern Telecommunications Company" PJSC's placed shares, the resolution of their split-up was adopted. 1(one) common nominal uncertificated share of "Southern Telecommunications Company" PJSC with a par value of 35.97 rubles is converted into 109 common nominal uncertificated shares of this issue. The shares are converted among "Southern Telecommunications Company" PJSC' shareholders according to the register of shareholders as at the date of conversion. The shareholders' additional contributions and other payments for converted shares as well as additional contributions and payments associated with such conversion are not provided for.
Category(type) and form of the securities being placed: preference nominal uncertificated shares type A.
Name of the body making national registration of the shares' issue: Federal Commission on Securities' Market (FKCB) of Russia.
The issue's registration number: 2-04-00062-A
Date of national record: December 27, 2001
Number of shares being placed: 383 442 925
Periods and other terms of the shares' placement: the shares' conversion is made on the 14-th working day after the issue's national registration. The issue's shares are being placed by conversion into them of "Southern Telecommunications Company" PJSC's placed shares, the resolution of their split-up was adopted. 1(one) preference nominal uncertificated type A share of "Southern Telecommunications Company" PJSC with a par value of 35.97 rubles is being converted into 109 preference nominal uncertificated shares of this issue. The shares are converted among "Southern Telecommunications Company" PJSC' shareholders according to the register of shareholders as at the date of conversion. The shareholders' additional contributions and other payments for converted shares as well as additional contributions and payments associated with such conversion are not provided for.
One can familiarize oneself with the prospect of the shares issue at: Room 208, 66, Karasunskaya St., Krasnodar. Contact telephone: 53-19-69.

Deputy General Director: A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 21.01.2002
Code of the fact (event, action): 1400062A21012002

Reason of cancellation: the resolution on split-up of the Company common and preference shares approved by the General shareholders' meeting of "Southern Telecommunications Company" PJSC (protocol №10 of May 30, 2001).
Category(type), form, national registration number of the issue to be cancelled: common nominal uncertificated shares,18-1-1807.
Par value of each share of this category(type), amount of shares of this category (type): 35.97 rubles, 10 553 425 shares.
Amount of shares to be cancelled: 10 553 425 shares.
Category(type), form, national registration number of the issue to be cancelled: preference nominal uncertificated shares type A, 18-1-1808.
Par value of each share of this category(type), amount of shares of this category (type): 35.97 rubles, 3 517 825 shares.
Amount of shares to be cancelled: 3 517 825 shares

Deputy General Director: A.A. Litvinov

To the Registration Chamber of the
Krasnodar City Administration

02 APR -3 AM 8:

APPLICATION

I ask for registration of amendments and supplements in the constitutive documents (Charter) of the public joint-stock company "Southern Telecommunications Company", registered by the Act of Vice-president of the Krasnodar Administration №186-II of May,20, 1994 taking into consideration amendments and supplements № 3856 of December,18,1996, №3058 of June,27,1996, № 6186 of December 24,1997, №6258 of December,29,1997, №4712 of June 19,1997, №7384 of July, 7 1998, №11215 of June,30,1999, №13971 of July 04, 2000, № 16048 of June 28, 2001, registered by the Krasnodar Registration Chamber located: 350 000 Krasnodar, Karasunskaya Str.,66, INN 2308025192, according to the attached Protocol of the General shareholders' meeting held on December,21,2001.

General director: V.L. Gorbachev

Extract from the Protocol № 11
of the Extraordinary General shareholders' meeting of "Southern Telecommunications Company" PJSC

Date and start time: December,21 2001, 11:00 a.m. Moscow time

Venue: Olginka, p/o "Orbita", Tuapse District, CJSC "Healthcare complex "Orbita".

Form of the meeting: in praesentio (joint personal presence)
By the end of registration 1 636 shareholders and their proxies were registered with number of votes constituting 58,13% of total amount of votes represented by the company's placed voting shares determining the quorum of the first item of the agenda, and 67,38% of total amount of votes represented by the company's placed voting shares determining the quorum of the second and the third item of the agenda.

AGENDA

1. Reorganization of Public Joint Stock Company "Southern Telecommunications Company" through merger of: Public Joint Stock Company " Electrosvyaz of Adygueya Republic", Public Joint Stock Company " Svyazinform" of Astrakhan region, Public Joint Stock Company " Electrosvyaz" of Volgograd region, Public Joint Stock Company " Kabardino-Balkarskie Telecommunications", Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic, Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Rostov region, Public Joint Stock Company " Sevosetinelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Stavropol Territory, into it.
Approval of:

- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Adygueya Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Svyazinform" of Astrakhan region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Volgograd region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Kabardino-Balkarskie Telecommunications" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Rostov region into "Southern Telecommunications Company" Public Joint Stock Company;

- Agreement on merger of Public Joint Stock Company "Sevosetinelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Stavropol Territory

into "Southern Telecommunications Company" Public Joint Stock Company.

2) Determination of the number, nominal value, category (type) of the Company's declared shares and the rights they give.

3)Making amendments and supplements to the Company's Charter.

RESULTS OF VOTING ON THE THIRD ITEM OF THE AGENDA:

More than 75% voting shares, that took part in the voting, should vote in favor of this item of the agenda to adopt the resolution on it.

1. Making amendments and supplements to the paragraph 2.7, article 2 of the Company's Charter

Number of submitted voting papers: 897 (7 093 362 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 671 votes (99,7%)
"AGAINST": 1 730 votes (0,02%)
"ABSTAINED FROM VOTING": 607 votes (0,00%)

RESOLUTION APPROVED:

List of the following subsidiaries shall be added to paragraph 2.7 of Article 2:

"Electrosvyaz of Adygueya Republic", 22a, Zhukovskogo Str.,Maykop, Adygueya Republic, 352 700
"Svyazinform"of Astrakhan region, 7/8 Teatralny per., Astrakhan, 414 000
"Volgogradelectrosvyaz", 9 Mira Str., Volgograd, 400 131
"KabBalktelecom", 14 Shoguentsukova Str., Nalchik, Kabardino-Balkaria Republic
"Electrosvyaz" Kalmykia Republic, 255, Lenin Str., Elista, Kalmykia Republic, 358 000
"Karachaevo-Cherkesskelectrosvyaz", 17, Soyuzny per., Cherkessk, Karachaevo-Cherkessk Republic, 357 000
"Rostovelectrosvyaz", 47 Bratski per., Rostov-on-Don, 344 082
"Sevosetinelectrosvyaz", 8a Butyrina Str., Vladikavkaz, Severnaya Osetia-Alania Republic, 362 040
"Electrosvyaz" Stavropol Territory", 10/12 pr. Oktyabrskoi revolutsii, Stavropol, 355 035

2. Making amendments and supplements to the paragraph 7, item 4.2, article 4 of the Company's Charter

Number of submitted voting papers: 897 (7 093 362 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 782 votes (99,7%)
"AGAINST": 1 780 votes (0,03%)
"ABSTAINED FROM VOTING": 444 votes (0,00%)

RESOLUTION APPROVED:

Paragraph 7 of item 4.2 of Article 4 shall be set forth as follows:

"The Company's declared shares are common shares with nominal value of 35 rubles 97 kopecks 17 807 876 in number amounting to 640 549 299 rubles 72 kopecks and preference shares type A with a par value of 35.97 rubles 5 701 305 in number amounting to 205 075 940 rubles 85 kopecks. The Company's shares placed within the limits of declared ones give their holders the same rights as the already placed shares of the corresponding category (type)."

3. Making amendments and supplements to the paragraph 11.9, article 11 of the Company's Charter

Number of submitted voting papers: 897 (7 093 362 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 801 votes (99,7%)
"AGAINST": 1 762 votes (0,02%)
"ABSTAINED FROM VOTING": 443 votes (0,00%)

RESOLUTION APPROVED:

Subparagraph 33 shall be added to paragraph 11.9 of Article 11 as follows:
"33) Approval of a person to be assigned a Director of the Company subsidiary at the General Director's presentation;". Subparagraphs 33-35 in the current edition shall be considered subparagraphs 34-36 accordingly. (Protocol № 4 of the Counting Commission is atteched).

Gorbachev V.L.
The agenda is settled, I declare the meeting closed.

Chairman of the meeting: **V.L. Gorbachev**

Secretary of the meeting: **N.A. Ryzhikova**

PUBLIC JOINT-STOCK COMPANY "KUBANELECTROSVYAZ"
List of affiliated persons as at January,1 2002

The affiliated person	Number of the Company's shares belonging to affiliated persons	The affiliated person's share in the Company charter capital
Name: Apalko Alexander Valentinovich Location: Sochi, Krasnodar Territory Reason: member of the Company Board of Directors Date when the reason occurred:May 30,2001	Common: 6 118 Preference: 900	0,05%
Name: Belov Vadim Yevguenjevich Location: Moscow Reason: member of the Company Board of Directors Date when the reason occurred:May 30,2001	-	-
Name: Gorbachev Vladimir Lukich Location: Krasnodar Reason: member of the Company Board of Directors Date when the reason occurred:May 30,2001 Reason: member of the Company collective executive power Date when the reason occurred:May 30,2001 Reason: The Company's individual executive power Date when the reason occurred:May 30,2001	Common: 26 785 Preference: 5 375	0,23%
Name: Yevdokimenko Vitali Mikhailovich Location: Krasnodar Reason: member of the Company Board of Directors Date when the reason occurred:May 30,2001	-	-
Name: Osipchuk Anton Igorevich Location: Moscow Reason: member of the Company Board of Directors Date when the reason occurred:May 30,2001	-	-
Name: Romski Georgy Alexeevich Location: Moscow Reason: member of the Company Board of Directors Date when the reason occurred:May 30,2001	-	-

Name: Sadokhina Anna Mikhailovna Location: Krasnodar Reason: member of the Company Board of Directors Date when the reason occurred:May 30,2001 Reason: member of the Company collective executive power Date when the reason occurred:May 30,2001	Common: 11 786 Preference: 3 050	0,11%
Name: Ukhina Irina Petrovna Location: Moscow Reason: member of the Company Board of Directors Date when the reason occurred:May 30,2001	-	-
Name: Hern David Alexander Location: Moscow Reason: member of the Company Board of Directors Date when the reason occurred:May 30,2001	-	-
Name: Ignatenko Nina Igorevna Location: Krasnodar Reason: member of the Company collective executive power Date when the reason occurred:May 30,2001	Common: 100 Preference: -	0,00%
Name: Ignatenko Ivan Fyodorovich Location: Krasnodar Reason: member of the Company collective executive power Date when the reason occurred:May 30,2001	Common: 10 831 Preference: 1 655	0,09%
Name: Kruzhkov Victor Alexandrovich Location: Krasnodar Reason: member of the Company collective executive power Date when the reason occurred:May 30,2001	Common: 27 992 Preference: 2 475	0,22%
Name: Laskavy Leonid Leontjevich Location: Krasnodar Reason: member of the Company collective executive power Date when the reason occurred:May 30,2001	Common: 18 672 Preference: 2 675	0,15%
Name: Litvinov Andrey Alexandrovich Location: Krasnodar Reason: member of the Company collective executive power Date when the reason occurred:May 30,2001	-	-
Name: Shipulin Alexander Petrovich Location: Krasnodar Reason: member of the Company collective executive power Date when the reason occurred:May 30,2001	Common: 10 479 Preference: 2 400	0,09%

Name: CJSC “RusLizingSvyaz” Location: 6, 2-nd Spasonalivkovski per., Moscow 117909 Mailing address: 6, 2-nd Spasonalivkovski per., Moscow 117909 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company " Investment Communications Company” Date when the reason occurred: December 08,1995		
Name: JSC “Amursvyaz” Location: 159, Gorky Str., Blagoveschensk 675011 Mailing address: 159, Gorky Str., Blagoveschensk 675011 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company " Investment Communications Company” Date when the reason occurred: December 08,1995		
Name: JSC “Svyazinform” Penza Region Location: 1/3, Kuprina Str., Penza 440606 Mailing address: 1/3, Kuprina Str., Penza 440606 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company " Investment Communications Company” Date when the reason occurred: December 08,1995		
Name: JSC “Electrosvyaz” Ulyanovsk Region Location: 60, L.Tolstogo Str., Ulyanovsk 432601 Mailing address: 60, L.Tolstogo Str., Ulyanovsk 432601 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company " Investment Communications Company” Date when the reason occurred: September 06,1996		

Name: CJSC "Radiopaging Incorporated Company" Location: 29/2, Narodnogo Opolcheniya St., Moscow 123154 Mailing address: 29/2, Narodnogo Opolcheniya St., Moscow 123154 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Moscow Region Date when the reason occurred: December 08,1995		
Name: CJSC "Sprint Setj" Location: 7, Tverskaya St., Moscow 103375 Mailing address: 42, 1/2, B.Yakimanka St., Moscow 117049 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Central Telegraph" Date when the reason occurred: December 08,1995		
Name: CJSC SK "Kostars" Location: Room 33-08, 42/3, Leninski prospect, Moscow 117119 Mailing address: 15a, Kalancheevskaya St., Moscow 107078 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Rostelecom" Date when the reason occurred: December 08,1995		
Name: Volgograd Open Joimt Stock Company "Electrosvyaz" Location: 9, Mira St., Volgograd,400066 Mailing address: 9, Mira St., Volgograd, 400066 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment Communications Company" Date when the reason occurred: December 08,1995		

Name: CJSC"Joint-Stock Commercial Bank of communication and informatization development "Pochtobank" Location: 68, Lenin St., Perm 614096 Mailing address: 68, Lenin St., Perm 614096 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Uralsvyazinform" Date when the reason occurred: December 08,1995		
Name: CJSC"Altay Investment Company "ALTIN-COM" Location: 96, Paparanintsev St., Barnaul 656049 Mailing address: 96, Paparanintsev St., Barnaul 656049 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Altayskaya telefonno-telegrafnaya company" Date when the reason occurred: December 08,1995		
Name: CJSC"Altel" Location: 54 B, Lenin prospect, Barnaul 656099 Mailing address: 54 B, Lenin prospect, Barnaul 656099 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Altayskaya telefonno-telegrafnaya company" Date when the reason occurred: December 08,1995		
Name: CJSC"ATS-32" Location: 94, Mira St., Irkutsk 664002 Mailing address: 94, Mira St., Irkutsk 664002 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Irkutsk Region Date when the reason occurred: December 08,1995		

Name: CJSC"ATS-41" Location: a/ya 2340, 27, Mira St., Bratsk 665700 Mailing address: a/ya 2340, 27, Mira St., Bratsk 665700 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Irkutsk Region Date when the reason occurred: December 08,1995		
Name: CJSC"Baikalvestcom" Location: 68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005 Mailing address: 68, 2-nd Zheleznodorozhnaya St., Irkutsk 664002 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Irkutsk Region Date when the reason occurred: December 08,1995		
Name: CJSC "BRIZ" Ltd. Location: 17/1, Starokonyushenny per., Moscow 121022 Mailing address: 17/1, Starokonyushenny per., Moscow 121022 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Central Telegraph" Date when the reason occurred: December 08,1995		
Name: CJSC"Bryanskie Sotovie seti" Location: 9, Karl Marx St., Bryansk 241000 Mailing address: 9, Karl Marx St., Bryansk 241000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Bryansksvyazinform" Bryansk Region Date when the reason occurred: December 08,1995		

Name: CJSC"Vladimir Teleservice" Location: 20, Gorokhovaya St., Vladimir 600017 Mailing address: 20, Gorokhovaya St., Vladimir 600017 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Central Telegraph" Date when the reason occurred: December 08,1995		
Name: CJSC"Vologodskaya Sotovaya Svyaz" Location: 109, Zosimovskaya St., Vologda Mailing address: 109, Zosimovskaya St., Vologda Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Vologda Region Date when the reason occurred: December 08,1995		
Name: CJSC"VSNET" Location: 6, Kukuevitskogo St., Surgut, Hanty-Mansiyski AO, Tyumen Region 626400 Mailing address: 6, Kukuevitskogo St., Surgut, Hanty-Mansiyski AO, Tyumen Region 626400 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company on Telecommunications in Hanty-Mansiysk AO Date when the reason occurred: December 08,1995		
Name: CJSC "Globalstar Kosmicheskie telecomunikatsii" (Globaltel) Location: 25/2, Dubovaya Roscha St., Moscow 127427 Mailing address: 3/25-5, Sytinski per., Moscow 103104 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Rostelecom" Date when the reason occurred: December 08,1995		

Name: CJSC "Gorno-Altayskaya Sotovaya Svyaz" Location: Gorno-Altaysk Mailing address: Gorno-Altaysk Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Altay Republic Date when the reason occurred: February 10,1997		
Name: CJSC "Dag. TV-inform" Location: 3, Lenin prospect, Makhachkala 367012 Mailing address: 3, Lenin prospect, Makhachkala 367012 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Dagestan Public Joint Stock Company on Communications and Informatics Date when the reason occurred: August 14,1996		
Name: CJSC "Dagestanskaya Sotovaya svyaz" Location: 7, Oskara prospect, Makhachkala 367012 Mailing address: 3, Lenin prospect, Makhachkala 367012 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Dagestan Public Joint Stock Company on Communications and Informatics Date when the reason occurred: December, 08,1995		
Name: CJSC "Dalnevostochnie sotovie systemi-900" Location: 44, Muravyova-Amurskogo St., Khabarovsk 680000 Mailing address: 44, Muravyova-Amurskogo St., Khabarovsk 680000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Elektricheskaya svyaz" of the Khabarovsk Territory Date when the reason occurred: July 17,1996		

Name: CJSC “Delta-Telecom” Location: 22, B.Morskaya St., St.Petersburg 191186 Mailing address: 22, B.Morskaya St., St.Petersburg 191186 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company “Peterburgskaya telefonnaya setj” Date when the reason occurred: December 08,1995		
Name: CJSC “Yeniseitelecom” Location: 102, Mira prospect, Krasnoyarsk-17 660017 Mailing address: 102, Mira prospect, Krasnoyarsk-17 660017 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz” Krasnoyarsk Territory Date when the reason occurred: December 08,1995		
Name: CJSC “Ingenerny center” Location: 16, Kazakova St., Moscow 103064 Mailing address: 16, Kazakova St., Moscow 103064 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Rostelecom” Date when the reason occurred: December 08,1995		
Name: CJSC “Interelectrosvyaz” Location: 5, 19-th Partsyezda St., Volzhski, Volgograd Region Mailing address: 5, 19-th Partsyezda St., Volzhski, Volgograd Region Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Volgograd Public Joint Stock Company "Electrosvyaz” Date when the reason occurred: December 08,1995		

Name: CJSC "Infinvest" Location: 68, Lenin St., Perm 614096 Mailing address: 32, Gagarin bul., Perm 614000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Uralsvyazinform" Date when the reason occurred: December 11,1996		
Name: CJSC "Istok i C" Location: 23, Geroev prospect, Balakovo, Saratov Region 423800 Mailing address: 23, Geroev prospect, Balakovo, Saratov Region 423800 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Saratovelectrosvyaz" Date when the reason occurred: December 08,1995		
Name: CJSC "Kaluzhskaya sotovaya svyaz" Location: 38, Teatralnaya St., Kaluga 248600 Mailing address: 85/2, Nikitina St., Kaluga 248003 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" of Kaluga Region Date when the reason occurred: December 08,1995		
Name: CJSC "Kedr RMS" Location: 61, Sovetski prospect, Kemerovo 650099 Mailing address: 61, Sovetski prospect, Kemerovo 650099 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" of Kemerovo Region Date when the reason occurred: December 08,1995		

Name: CJSC "Klondeyk" Location: 57/59, Svetlanskaya St., Vladivostpk 690000 Mailing address: 57/59, Svetlanskaya St., Vladivostpk 690000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" of the Primorski Territory Date when the reason occurred: December 08,1995		
Name: CJSC "Commercial bank S-bank" Location: 278, Pushkinskaya St., Izhevsk 426008 Mailing address: 278, Pushkinskaya St., Izhevsk 426008 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Telecommunication networks of Udmurtia Republic" Date when the reason occurred: December 08,1995		
Name: CJSC "Communication and informational technologies" Location: 22, Chaikovskogo St., Chita Mailing address: a/ya 855 Glavpochtamt, Chita 672000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Chita Region Date when the reason occurred: April 09,1996		
Name: CJSC "Kurganski sotovy telefon" Location: 13, Sverdlova St., Kurgan 640003 Mailing address: a/ya 855 Glavpochtamt, Chita 672000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment Communication Company" Date when the reason occurred: September 06,1996		

Name: CJSC "Lakhdenpokhski telefon" Location: 26, Lenin St., Lakhdenpokhya, Karelia Republic 186730 Mailing address: 2-6, Zakhodskogo St., Lakhdenpokhya, Karelia Republic 186730 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Karelia Republic Date when the reason occurred: December 08,1995		
Name: CJSC "Mobile telecommunications" Location: 55-2, Pluschikha St., Moscow 119121 Mailing address: 22, Marxistskaya St., Moscow 109147 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment Communication Company" Date when the reason occurred: December 08,1995		
Name: CJSC "Narodny Telefon Saratov" Location: 40, Kiselyova St., Saratov 410600 Mailing address: 40, Kiselyova St., Saratov 410600 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Saratovelectrosvyaz" Date when the reason occurred: December 08,1995		
Name: CJSC "Nizhegorodteleservice" Location: Dom Svyazi, Gorky pl., Nizhni Novgorod 603000 Mailing address: 3, Zhukova pl., Nizhni Novgorod 603107 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Central Telegraph" Date when the reason occurred: February 26,1997		

Name: CJSC "Novgorod Deytacom" Location: 22, Industrialnaya St., Pankovka, Veliki Novgorod Mailing address: 20, Mikhailova St., Pankovka, Veliki Novgorod 173000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Novgorodtelecom" Date when the reason occurred: December 08,1995		
Name: CJSC "Orenburg GSM" Location: 11, Volodarskogo St., Orenburg 460000 Mailing address: p/ya 2153, Orenburg 460052 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Orenburg Region Date when the reason occurred: December 08,1995		
Name: CJSC "Open communications" Location: 7, Tverskaya St., Moscow 103375 Mailing address:7,Tverskaya St, Moscow 103375 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Central telegraph" Date when the reason occurred: August 07,2000		
Name: CJSC "Parma-pension" Location: 64, Lenin St., Perm 614060 Mailing address: 64, Lenin St., Perm 614060 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Uralsvyazinform" Date when the reason occurred: December 08,1995		

Name: CJSC “Penza Mobile” Location: 1/3, Kuprina St., Penza Mailing address: 2A, Popova St., Penza Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Svyazinform” Penza Region Date when the reason occurred: December 08,1995		
Name: CJSC “Primtelefon” Location: 24, Okeanski pr., Vladivostok 690000 Mailing address: 24, Okeanski pr., Vladivostok 690000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz” Primorski Territory Date when the reason occurred: December 08,1995		
Name: CJSC “Pulse Radio Yoshkar-Ola” Location: 138, Sovetskaya St., Yoshkar-Ola Mailing address: 138, Sovetskaya St., Yoshkar-Ola Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Martelecom” Mariy El Republic Date when the reason occurred: December 08,1995		
Name: CJSC “ROSPAK” Location: 2a, Bryusov per., Moscow 103009 Mailing address: 2a, Bryusov per., Moscow 103009 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Rostelecom” Date when the reason occurred: December 08,1995		
Name: CJSC “RTK-I” Location: 5, Delegatskaya St., Moscow 103091 Mailing address: 15a, Kalancheevskaya St., Moscow 107078 Reason: the person belongs to the group of persons, which the Company belongs to		

persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Rostelecom" Date when the reason occurred: December 08,1995		
Name: CJSC "Svyazinformcomplekt" Location: 4a, Darvin St., Chelyabinsk 454087 Mailing address: 4a, Darvin St., Chelyabinsk 454087 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Svyazinform" Date when the reason occurred: December 08,1995		
Name: CJSC "Svyazproject" Location: 29/2, Narodnogo Opolcheniya St., Moscow 123154 Mailing address: 29/2, Narodnogo Opolcheniya St., Moscow 123154 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Central Telecommunications Company" Date when the reason occurred: December 08,1995		
Name: CJSC "Smolenskaya sotovaya svyaz" Location: 3, Dokhturova St., Smolensk 214000 Mailing address: 3, Dokhturova St., Smolensk 214000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Smolensksvyazinform" Date when the reason occurred: December 08,1995		
Name: CJSC "Sotovaya svyaz Birobidzhana" Location: 16, 60-letiya SSSR prospect, Biribidzhan 692200 Mailing address: 16, 60-letiya SSSR prospect, Biribidzhan 692200 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Telefonno-		

telegrafnaya company" Yevreiskaya AO Date when the reason occurred: May, 15,1996		
Name: CJSC "Sotovaya svyaz Mordovii" Location: 13, Bolshevistskaya St., Saransk Mordovia Republic Mailing address: 13, Bolshevistskaya St., Saransk Mordovia Republic Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Svyazinform" Mordovia Republic Date when the reason occurred: December, 08,1995		
Name: CJSC "Telebarents" Location: 37, Parkovaya St., Petrozavodsk 185014 Mailing address: 13, Bolshevistskaya St., Saransk Mordovia Republic Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Rostelecom" Date when the reason occurred: December, 08,1995		
Name: CJSC "TELEGRAPF" Location: 7, Tverskaya St., Moscow 103375 Mailing address: 7, Tverskaya St., Moscow 103375 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Central Telegraph" Date when the reason occurred: August, 19,1998		
Name: CJSC "Teleross-Vladivostok" Location: 36, Praporschika Komarova St., Vladivostok 690000 Mailing address: 36, Praporschika Komarova St., Vladivostok 690000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Dalsvyaz"		

Date when the reason occurred: December, 08,1995		
Name: CJSC "Telesot-Alania" Location: 47, Kirova St., Vladikavkaz 362040 Mailing address:6, Gugkaeva St., Vladikavkaz 362040 RSO-A Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Sevosetinelectrosvyaz" Date when the reason occurred: December, 08,1995		
Name: CJSC "Tyumen-Ruscom" Location: 56, Malygina St., Tyumen 625048 Mailing address: 56, Malygina St., Tuymen 625048 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Tyumentelecom" Date when the reason occurred: December, 08,1995		
Name: CJSC "Ulyanovsk-GSM" Location: 60, L. Tolstogo St., Ulyanovsk 432 601 Mailing address: 41, Krasnoarmeiskaya St., Ulyanovsk 432063 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Ulyanovsk Region Date when the reason occurred: May, 05,1998		
Name: CJSC "Ulyanovskaya Sotovaya Svyaz" Location: 6A, Timiryazeva St., Ulyanovsk 432 027 Mailing address: 6A, Timiryazeva St., Ulyanovsk 432 027 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Ulyanovsk Region Date when the reason occurred: December,		

08,1995		
Name: CJSC "Ural-Teleservice" Location: 134b, Lunacharskogo St., Ekaterinburg 620110 Mailing address: Room 422, 9 Shevchenko St., Ekaterinburg 620027 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Central Telegraph" Date when the reason occurred: December, 08,1995		
Name: CJSC "Usolski telefon" Location: 69, Mendeleeva St., Usolje-Sibirskoe, Irkutsk Region 665 470 Mailing address: 69, Mendeleeva St., Usolje-Sibirskoe, Irkutsk Region 665 470 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Irkutsk Region Date when the reason occurred: December, 08,1995		
Name: CJSC "Firma "Permtelefon" Location: 45, Podlesnaya St., Perm 614062 Mailing address: 45, Podlesnaya St., Perm 614066 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Uralsvyazinform" Date when the reason occurred: December, 08,1995		
Name: CJSC "FK-svyaz" Location: 14, Volgogradski prospect, Moscow 109316 Mailing address: 14, Volgogradski prospect, Moscow 109316 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to:		

Public Joint Stock Company "Uralsvyazinform" Date when the reason occurred: December, 11,1996		
Name: CJSC "Khabarovski sotovy telefon" Location: 21, Gogol St., Khabarovsk 680000 Mailing address: 21, Gogol St., Khabarovsk 680000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Elektricheskaya svyaz" Khabarovsk Territory Date when the reason occurred: June, 13,1996		
Name: CJSC "CENTEL" Location: 7, Tverskaya St., Moscow 103375 Mailing address: 7, Tverskaya St., Moscow 103375 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Central Telegraph" Date when the reason occurred: March,26,1998		
Name: CJSC "Center vnedreniya spetsializirovanyh system" Location: 161, Kirov St., Chelyabinsk 454005 Mailing address: 161, Kirov St., Chelyabinsk 454000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Svyazinform" Chelyabinsk Region Date when the reason occurred: December 08,1995		
Name: CJSC "Center tekhnologii upravleniya "Leader" Location: 1a, Fontannaya St., Perm 614007 Mailing address: 1a, Fontannaya St., Perm 614007 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Uralsvyazinform" Date when the reason occurred: December 08,1995		

Name: CJSC "Tsifrovie seti Udmurtii-900" Location: 278, Pushkinskaya St., Izhevsk 462 008 Mailing address: 278, Pushkinskaya St., Izhevsk 462 008 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Telecommunication networks of Udmurtia Republic" Date when the reason occurred: May 21,1996		
Name: CJSC "Tsifrovie telecomunikatsii" Location: 20a, Gagarin St.,Cheboksary 428000 Mailing address: 20a, Gagarin St.,Cheboksary 428000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Svyazinform" Chuvashia Republic Date when the reason occurred: December, 08 1995		
Name: CJSC "ChitaNET" Location: 22, Chaykovskogo St.,Chita Mailing address:22,Chaikovskogo St.,Chita 672076 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Chita Region Date when the reason occurred: September, 28 2000		
Name: CJSC "Yuzhno-Sibirskaya Sotovaya Svyaz" Location: 13, Severo-Zapadnaya St., Barnaul Mailing address: 13 Severo-Zapadnaya St., Barnaul Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Altayskaya telefonno-telegrafnaya company" Date when the reason occurred: December, 08 1995		

Name: CJSC "United Telecom Ural" Location: 9, 25-th of October St., Perm 614000 Mailing address: 9, 25-th of October St., Perm 614000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Uralsvyazinform" Date when the reason occurred: December, 08 1995		
Name: CB "Promsvyazinvestbank" Location: 2B, Irchi-Kazaka St., Makhachkala 367012 Mailing address: 2B, Irchi-Kazaka St., Makhachkala 367012 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Dagestan Public Joint Stock Company on Communications and Informatics Date when the reason occurred: May, 10 1997		
Name: CB "Russki akceptny bank" Location: 15a, Kalancheevskaya St., Moscow 107078 Mailing address: 15a, Kalancheevskaya St., Moscow 107078 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Rostelecom" Date when the reason occurred: December, 08 1995		
Name: Ministry of Property Relations of the Russian Federation Location: 9, Nikolski per., Moscow 103685 Mailing address: 9, Nikolski per., Moscow 103685 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment Communication Company" Date when the reason occurred: December, 08 1995		

Name: Non-government Retirement Fund "Svyazist" Location: 10, Tsvillinga St., Chelyabinsk 454000 Mailing address: 10, Tsvillinga St., Chelyabinsk 454000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Svyazinform" Chelyabinsk Region Date when the reason occurred: December, 08 1995		
Name: NPF "Region-Svyaz" Location: 278, Pushkinskaya St., Izhevsk 426008 Mailing address: 278, Pushkinskaya St., Izhevsk 426008 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Telecommunication networks of Udmurtia Republic" Date when the reason occurred: March, 19 1997		
Name: PJSC "AK Mobiltelecom" Location: 16-a, Sukhe-Bator St., Ulan-Ude Buryatia Republic 670000 Mailing address: 42, Lenin St., Ulan-Ude Buryatia Republic 670000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Buryatia Republic Date when the reason occurred: December, 08, 1995		
Name: PJSC "Altaytelecom" Location: 54, Lenin St., Barnaul 656099 Mailing address: 54, Lenin St., Barnaul 656099 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment Communication Company" Date when the reason occurred: December, 08 1995		

Name: PJSC "Alternativnie telefonnie seti" Location: 13-a, Moskovskaya St., Nazran Ingushetia Republic 366720 Mailing address: 22, Novotorzhskaya St., Tver 170000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Tver Region Date when the reason occurred: December, 08 1995		
Name: PJSC "Artelecom" Arkhangelsk Region Location: 45, Troitski pr., Arkhangelsk 163061 Mailing address: 45, Troitski pr., Arkhangelsk 163061 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment Communication Company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Belgorodelectrosvyaz" Location: 3, Revolutsii pl., Belgorod 308800 Mailing address: 3, Revolutsii pl., Belgorod 308800 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment Communication Company" Date when the reason occurred: December, 08 1995		
Name: PJSC "BETA TELECOM" Location: (2-nd floor) 5, Oktyabrski pr., Pskov 180000 Mailing address: (2-nd floor) 5, Oktyabrski pr., Pskov 180000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Pskov Region Date when the reason occurred: December, 09 1997		

Name: PJSC "Bryansksvyazinform" Location: 9, Karl Marx St., Bryansk 241000 Mailing address: 9, Karl Marx St., Bryansk 241000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Voronezhsvyazinform" Location: 35, Revolutsii pr., Voronezh 394000 Mailing address: 35, Revolutsii pr., Voronezh 394000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Giprosvyaz" Location: 11, 3-d Khoroshevskaya St., Moscow 123298 Mailing address: 11, 3-d Khoroshevskaya St., Moscow 123298 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Dagsvyazinform" Location: 3, Lenin pl., Makhachkala 367012 Mailing address: 3, Lenin pl., Makhachkala 367012 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		

Name: PJSC "Dalsvyaz" Location: 57, Svetlanskaya St., Vladivostok 690600 Mailing address: 57, Svetlanskaya St., Vladivostok 690600 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Ivtelecom" Location: 17, Lenin pr., Ivanovo 153000 Mailing address: 17, Lenin pr., Ivanovo 153000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Irkutskaya raschyotnaya palata" Location: 8, Bogdanova St., Irkutsk 664011 Mailing address: 8, Bogdanova St., Irkutsk 664011 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Irkutsk Region Date when the reason occurred: April, 01 1998		
Name: PJSC "Kabardino-Balkarskie telecommunications" Location: 14, Shogentsukova pr., Nalchik 360051 Mailing address: 14, Shogentsukova pr., Nalchik 360051 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		

Name: PJSC "Kamchatsvyazinform" Location: 56, Leninskaya St., Petropavlovsk-Kamchatski 683001 Mailing address: 56, Leninskaya St., Petropavlovsk-Kamchatski 683001 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Karachaevo-Cherkesskelectrosvyaz" Location: 17, Soyuzny per., Cherkessk 357100 Mailing address: 17, Soyuzny per., Cherkessk 357100 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Kirovelectrosvyaz" Location: 43/1, Drelevskogo St., Kirov 610000 Mailing address: 43/1, Drelevskogo St., Kirov 610000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Lensvyaz" Location: 61, B.Morskaya St., St.Petersburg 190000 Mailing address: 61, B.Morskaya St., St.Petersburg 190000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		

Name: PJSC "Lipetskelectrosvyaz" Location: 2, Zegel St., Lipetsk 398000 Mailing address: 2, Zegel St., Lipetsk 398000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Magadansvyazinform" Location: 2a, Lenin St., Magadan 685000 Mailing address: 2a, Lenin St., Magadan 685000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Martelcom"Mariy-El Republic Location: 138,Sovetskaya St., Yoshkar-Ola 424000 Mailing address: 138,Sovetskaya St., Yoshkar-Ola 424000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Murmanelectrosvyaz" Location: 82a, Lenin Pr., Murmansk 183038 Mailing address: 82a, Lenin Pr., Murmansk 183038 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		

Name: PJSC "NGTS-Page" Location: 15/3, Vystavochnaya St., Novosibirsk-78 Mailing address: 22, Sibiryakov-Gvardeytsev St., Novosibirsk,48 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Novgorodtelecom" Location: 2, B.Dvortsovaya St., Novgorod 173000 Mailing address: 2, B.Dvortsovaya St., Novgorod 173000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Novosibirsk Region Date when the reason occurred: December, 08 1995		
Name: PJSC "Peterburgskaya telefonnaya set" Location: 24, B.Morskaya St., St. Petersburg 191186 Mailing address: 24, B.Morskaya St., St. Petersburg 191186 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Rinet" Location: 86, Kirov St., Novosibirsk 630102 Mailing address: 1, Trudovaya St., Novosibirsk 630102 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Novosibirsk Region Date when the reason occurred: December, 08 1995		

Name: PJSC "Rostelecom" Location: 5, Delegatskaya St., Moscow 103091 Mailing address: 5, Delegatskaya St., Moscow 103091 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Saratovelectrosvyaz " Location: 40, Kisilyova St., Saratov 410600 Mailing address: 124, Pervomayskaya St., Saratov 410600 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Sakhalinelectrosvyaz " Location: 220, Lenin St., Yuzhno-Sakhalinsk 693000 Mailing address: 220, Lenin St., Yuzhno-Sakhalinsk 693000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Svyazinform " Astrakhan Region Location: 7/8, Teatralny per., Astrakhan 414000 Mailing address: 7/8, Teatralny per., Astrakhan 414000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		

Name: PJSC "Svyazinform " Nizhegorodskaya Region Location: Dom svyazi, Maxim Gorky pl. Nizhni Novgorod 603000 Mailing address: : Dom svyazi, Maxim Gorky pl. Nizhni Novgorod 603000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Svyazinform " Mordovia Republic Location: 13, Bolshevistskaya St., Saransk 430000 Mailing address: : 13, Bolshevistskaya St., Saransk 430000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Svyazinform " Samara Region Location: 24, Leningradskaya St., Samara 443099 Mailing address: : : 24, Leningradskaya St., Samara 443099 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Svyazinform " Chelyabinsk Region Location: Mira St., Tryokhgorny, Chelyabinsk Region 456236 Mailing address: 161, Kirov St., Chelyabinsk 454000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment		

communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Svyazinform " Chuvashia Republic Location: 2, Lenin Prospect, Cheboksary 428000 Mailing address: 2, Lenin Prospect, Cheboksary 428000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Sevosetinelectrosvyaz " Location: 8-A, Butyrina St., Vladikavkaz 362000 Mailing address: 8-A, Butyrina St., Vladikavkaz 362000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "SKET " Location: 4, Tukhachevskogo St., Stavropol 355040 Mailing address: 4, Tukhachevskogo St., Stavropol 355040 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Stavropol Territory Date when the reason occurred: December, 08 1995		
Name: PJSC "Smolensksvyazinform " Location: 6, Oktyabrskoy Revolutsii St., Smolensk 214000 Mailing address: 6, Oktyabrskoy Revolutsii St., Smolensk 214000 Reason: the person belongs to the group of persons, which the Company belongs to.		

Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Stavtelecom " Location: 10/12, Oktyabrskoy Revolutsii Pr., Stavropol 355035 Mailing address: a/ya15/85, 23, Oktyabrskoy Revolutsii Pr., Stavropol 355035 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Stavropol Territory Date when the reason occurred: December, 08 1995		
Name: PJSC "Stromgeomash " Location:35,Lazurnaya promzone,Tver 170017 Mailing address: 35,Lazurnaya promzone, Tver 170017 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz" Tver Region Date when the reason occurred: December, 08 1995		
Name: PJSC "Tambovskaya electrosvyaz " Location: 2B, Antonova-Ovseenko St., Tambov 392002 Mailing address: 114, Sovetskaya St., Tambov Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Telecom" Ryazan Region Location: 36, Svobody St., Ryazan 390006 Mailing address: 36, Svobody St., Ryazan 390006 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz"		

Ryazan Region Date when the reason occurred: December, 08 1995		
Name: PJSC "Teleradiocenter T-12" Location:24, Energetikov St., Solikamsk Mailing address: 24, Energetikov St.,Solikamsk Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Urasvyazinform" Date when the reason occurred: April 23, 1996		
Name: PJSC "Telefonno-telegrafnaya company" Yevreiskaya AO Location:16, 60-letiya SSSR St., Birobidzhan 682200 Mailing address: 16, 60-letiya SSSR St., Birobidzhan 682200 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Tomsktelecom" Location:21, Krylova St., Tomsk 634050 Mailing address:21, Krylova St.,Tomsk 634050 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Tulatelecom" Location:33, Lenin pr., Tula 300000 Mailing address: 33, Lenin pr., Tula 300000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		

Name: PJSC "Tyumentelecom" Location:56,Respubliki St., Tyumen 625000 Mailing address: 56,Respubliki St., Tyumen 625000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Udmurttelecom" Location:278,Pushkinskaya St.,Izhevsk 426000 Mailing address: 278,Pushkinskaya St., Izhevsk 426000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Uralsvyazinform" Perm Region Location:68, Lenin St., Perm 614096 Mailing address: 68, Lenin St., Perm 614096 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Uraltelecom" Sverdlovsk Region Location:134b, Lunacharskogo St., Ekaterinburg 620110 Mailing address: 134b, Lunacharskogo St., Ekaterinburg 620110 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		

Name: PJSC "Uraltelecom" Sverdlovsk Region Location:134b, Lunacharskogo St., Ekaterinburg 620110 Mailing address: 134b, Lunacharskogo St., Ekaterinburg 620110 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Khanty-Mansiysko-krttelecom" Location: 3, Kominterna St., Khanty-Mansiysk 626608 Mailing address: 3, Kominterna St., Khanty-Mansiysk 626608 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Central Telecommunications Company" Location: 23, Proletarskaya St., Khimki 141400 Mailing address: 23, Proletarskaya St., Khimki 141400 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Central Telegraph" Location: 7, Tverskaya St., Moscow 103375 Mailing address: 7, Tverskaya St., Moscow 103375 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		

Name: PJSC "Cherepovetselectrosvyaz" Location: 12, Komsomolskaya St., Cherepovets 162600 Mailing address: 12, Komsomolskaya St., Cherepovets 162600 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz " Vladimir Region Location: 42, Gorky St., Vladimir 600000 Mailing address: 42, Gorky St., Vladimir 600000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz " Vologda Region Location: 4, Sovetski Pr., Vologda 160035 Mailing address: 4, Sovetski Pr., Vologda 160035 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz " Irkutsk Region Location: 37, Sverdlova St., Irkutsk 1664011 Mailing address: 37, Sverdlova St., Irkutsk 1664011 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		

Name: PJSC "Electrosvyaz " Kaliningrad Region Location: 24, Bolnichnaya St., Kaliningrad 236040 Mailing address: 24, Bolnichnaya St., Kaliningrad 236040 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz " Kaluga Region Location: 38, Teatralnaya St., Kaluga 248600 Mailing address: 38, Teatralnaya St., Kaluga 248600 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Kemerovo Region Location: 61, Sovetski Pr., Kemerovo 650099 Mailing address: 61, Sovetski Pr., Kemerovo 650099 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Kostroma Region Location: 1, Podlipaeva St., Kostroma 156601 Mailing address: 1, Podlipaeva St., Kostroma 156601 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		

Name: PJSC "Electrosvyaz "Krasnoyarsk Territory Location: 102, Mira Pr., Krasnoyarsk 660017 Mailing address: 102, Mira Pr., Krasnoyarsk 660017 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Kurgan Region Location: 44, Gogol St., Kurgan 640000 Mailing address: 44, Gogol St., Kurgan 640000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Kursk Region Location: 8, Krasnaya pl., Central okrug, Kursk 305000 Mailing address: 8, Krasnaya pl., Central okrug, Kursk 305000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Novosibirsk Region Location: 5, Lenin St., Novosibirsk 630099 Mailing address: 5, Lenin St., Novosibirsk 630099 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		

Name: PJSC "Electrosvyaz "Omsk Region Location: 36, Gagarin St., Omsk 644099 Mailing address: 36, Gagarin St., Omsk 644099 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Orenburg Region Location: 11, Volodarskogo St., Orenburg 460000 Mailing address: 11, Volodarskogo St., Orenburg 460000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Orel Region Location: 43, Lenin St., Orel 302000 Mailing address: 43, Lenin St., Orel 302000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Pskov Region Location: 5, Oktyabrski pr., Pskov 180000 Mailing address: 5, Oktyabrski pr., Pskov 180000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Adygueya Republic Location: 18, Gogol St., Maykop, Adygueya Republic 352700 Mailing address: 18, Gogol St., Maykop, Adygueya Republic 352700		

Adygueya Republic 352700 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Altay Republic Location: 36, Choros Gurkina St., Gorno-Altaysk 659700 Mailing address: 36, Choros Gurkina St., Gorno-Altaysk 659700 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Buryatia Republic Location: 61, Lenin St., Ulan-Ude 670000 Mailing address: 61, Lenin St., Ulan-Ude 670000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Kalmykia Republic Location: 255, Lenin St., Elista 358000 Mailing address: 255, Lenin St., Elista 358000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz "Karelia Republic Location:5, Dzerzhinskogo St., Petrozavodsk 185000 Mailing address: 5, Dzerzhinskogo St., Petrozavodsk 185000 Reason: the person belongs to the group of		

persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz"Khakasia Republic Location:20, Schetinkina St., Abakan 662600 Mailing address: 20, Schetinkina St., Abakan 662600 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz" Rostov Region Location:47, Bratski per., Rostov-on-Don Mailing address: 47, Bratski per., Rostov-on-Don 344082 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz" Ryazan Region Location:49, Pochtovaya St., Ryazan 390000 Mailing address: 49, Pochtovaya St., Ryazan 390000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz" Stavropol Territory Location:10/12, Oktyabrskoi Revolutsii pr., Stavropol 355000 Mailing address: 10/12, Oktyabrskoi Revolutsii pr., Stavropol 355000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group		

of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz" Tver Region Location:24, Novotorzhskaya St., Tver 170000 Mailing address: 24, Novotorzhskaya St., Tver 170000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz" Khabarovsk Territory Location:44, Muravyova-Amurskogo St., Khabarovsk 680000 Mailing address: 44, Muravyova-Amurskogo St., Khabarovsk 680000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Electrosvyaz" Chita Region Location:107, Lenin St., Chita 672076 Mailing address: 107, Lenin St., Chita 672076 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: PJSC "Yamalelectrosvyaz" Location:2, Matrosova St., Salekhard 626608 Mailing address: 2, Matrosova St., Salekhard 626608 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company"		

Date when the reason occurred: December, 08 1995		
Name: PJSC "Yartelecom" Location:22/28, Bogoyavlenskaya pl., Yaroslavl 150000 Mailing address: 22/28, Bogoyavlenskaya pl., Yaroslavl 150000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: Company "Perminform" Ltd. Location:2, Krupskaya St., Perm 614060 Mailing address: 2, Krupskaya St., Perm 614060 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Uralsvyazinform Date when the reason occurred: December, 08 1995		
Name: Company "AMT" Ltd. Location:14, Sinopskaya nab., St.Petersburg Mailing address: 3-5, B.Morskaya St., St.Petersburg 191186 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Peterburgskaya telefonnaya setj" Date when the reason occurred: December, 08 1995		
Name: Company "Bona" Ltd. Location:45, Troitski pr., Arkhangelsk 163061 Mailing address: 45, Troitski pr., Arkhangelsk 163061 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Arttelecom" Arkhangelsk Region Date when the reason occurred: December, 08		

1995		
Name: Company "Vlad Page" Ltd. Location:42, Gorky St., Vladimir 600000 Mailing address: 42, Gorky St., Vladimir 600000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz " Vladimir Region Date when the reason occurred: December, 08 1995		
Name: Company "Vladimirski taxofon" Ltd. Location:32B, Stroiteley pr., Vladimir 600014 Mailing address: 32B, Stroiteley pr., Vladimir 600014 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz " Vladimir Region Date when the reason occurred: December, 08 1995		
Name: Company "Vyatka Page" Ltd. Location:1, Uralskaya St., Kirov Mailing address: 115, Oktyabrski pr., Kirov Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Kirovelectrosvyaz" Date when the reason occurred: December, 08 1995		
Name: Company "Vyatskaya sotovaya svyaz" Ltd. Location:1, Uralskaya St., Kirov Mailing address: 1, Uralskaya St., Kirov Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Kirovelectrosvyaz" Date when the reason occurred: December, 08 1995		

Name: Company “Dagestanskaya sotovaya svyaz” Ltd. Location:3, Lenin Pr., Makhachkala 367012 Mailing address: 3, Lenin Pr., Makhachkala 367012 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Dagestan Public Joint Stock Company on Communication and Informatics Date when the reason occurred: December, 08 1995		
Name: Company “Informtek” Ltd. Location:7, Sokhanya St., Yalta, Krym, Ukraine 334200 Mailing address: 7, Sokhanya St., Yalta, Krym, Ukraine 334200 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company “Rostelecom” Date when the reason occurred: December, 08 1995		
Name: Company “MobilCom” Ltd. Location:17, Mira St., Vladimir 600017 Mailing address: 17, Mira St., Vladimir 600017 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company “Electrosvyaz ” Vladimir Region Date when the reason occurred: December, 08 1995		
Name: Company “Okhrana svyazi” Ltd. Location:68, Lenin St., Perm 614096 Mailing address: 68, Lenin St., Perm 614096 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Public Joint Stock Company “Uralsvyazinform” Date when the reason occurred: April 12,2000		
Name: Company “Pagetelecom” Ltd. Location:6, Stroiteley pr., Cherepovets Vologda Region, 162627 Mailing address: 6, Stroiteley pr., Cherepovets Vologda Region, 162627 Reason: the person belongs to the group of		

persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Cherepovetselectrosvyaz" Date when the reason occurred: December 08, 1995		
Name: Company "Permskaya teleradiocompany "Ural Inform TV" Ltd. Location:2, Krupskaya St., Perm 614060 Mailing address: 2, Krupskaya St., Perm 614060 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Uralsvyazinform" Date when the reason occurred: December 08, 1995		
Name: Company "Polikomp" Ltd. Location:24, B.Morskaya St., St.Petersburg Mailing address: 24, B.Morskaya St., St.Petersburg 191186 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Peterburgskaya telefonnaya setj" Date when the reason occurred: December, 08 1995		
Name: Company "Radio-Rezonans" Ltd. Location:8, Okski sjezd, N.Novgorod 603022 Mailing address: 8, Okski sjezd, N.Novgorod 603022 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Svyazinform" Nizhegorodskaya Region Date when the reason occurred: December 08, 1995		
Name: Company "Sevtelecom" Ltd. Location:27, Leningradskaya St., Murmansk 183038 Mailing address: 27, Leningradskaya St., Murmansk 183038 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group		

of persons, which the Company belongs to: Public Joint Stock Company "Murmanelectrosvyaz" Date when the reason occurred: December 08, 1995		
Name: Company "Telecom-Stroy" Ltd. Location:92, Parizhskoy Komuny St., Ivanovo 153017 Mailing address: 6, 2-nd Minski per., Ivanovo 153017 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Ivanovskie telecomunikatsionie seti" Date when the reason occurred: December 08, 1995		
Name: Company "Telecom-Terminal" Ltd. Location:13, Lenin pr., Ivanovo 153000 Mailing address: 13, Lenin pr., Ivanovo 153000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Ivanovskie telecomunikatsionie seti" Date when the reason occurred: December 08, 1995		
Name: Company "Tomsktelecom-Nikola Tesla" Ltd. Location:21, Krylova St., Tomsk 634050 Mailing address: 1, Makrushina St., Tomsk 634040 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Tomsktelecom" Date when the reason occurred: December 08, 1995		
Name: Company "Torgovy dom "Electrosvyaz" Ltd. Location:107, Lenin St., Chita 672076 Mailing address: 107, Lenin St., Chita 672076 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz " Chita Region Date when the reason occurred: November 10,		

1999		
Name: Company "Torgovy Dom svyazi" Ltd. Location:8, Gagarin St., Ekaterinburg 620026 Mailing address: 8, Gagarin St., Ekaterinburg 620026 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Uraltelecom" Sverdlovsk Region Date when the reason occurred: December 08, 1995		
Name: Company "Torgsvyazi" Ltd. Location:129/a, Lenin St., Kirov Mailing address: 129/a, Lenin St., Kirov Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Kirovelectrosvyaz" Date when the reason occurred: December 08, 1995		
Name: Company "Tyumentelecom-Invest" Ltd. Location:56, Respubliki St., Tyumen 625000 Mailing address: 56, Respubliki St., Tyumen 625000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Tyumentelecom" Date when the reason occurred: December 08, 1995		
Name: Company "Udmurtskie sotovie seti-450" Ltd. Location:206, Pushkinskaya St., Izhevsk 426034 Mailing address: 206, Pushkinskaya St., Izhevsk 426034 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Telecomunikatsionie seti svyazi Udmurtskoi Respubliki"		

Date when the reason occurred: February 27 1996		
Name: Company "Centrum" Ltd. Location:22, Antikainena St., Petrozavodsk 185000 Mailing address: 22, Antikainena St., Petrozavodsk 185000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Electrosvyaz " Karelia Republic Date when the reason occurred: December 08, 1995		
Name: Company "CT-Mobile" Ltd. Location:7, Tverskaya St., Moscow 103375 Mailing address: 7, Tverskaya St., Moscow 103375 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Central Telegraph" Date when the reason occurred: February 10, 2000		
Name: Scientific-production center "Rostinform" Ltd. Location:53, Voroshilovski pr., Rostov-on-Don Mailing address: 53, Voroshilovski pr., Rostov-on-Don 344007 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Rostovelectrosvyaz " Date when the reason occurred: December 08, 1995		
Name: Russian-American Joimt Venture "Izhcom" Ltd. Location:206, K.Marx St., Izhevsk 426057 Mailing address: 206, K.Marx St., Izhevsk 426057 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to:		

Public Joint Stock Company "Telecomunikatsionie seti svyazi Udmurtskoi Respubliki" Date when the reason occurred: December 08, 1995		
Name: Company "ROS" Location:30, Dzerzhinskogo St., Penza 440062 Mailing address: 30, Dzerzhinskogo St., Penza 440062 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Svyazinform" Penza Region Date when the reason occurred: November 03, 1998		
Name: Company "Rosteleco-bezopasnostj" Location:2/2, Deguninskaya St., Moscow 127486 Mailing address: 2/2, Deguninskaya St., Moscow 127486 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Rostelecom" Date when the reason occurred: December 08, 1995		
Name: Russian Fund of Federal Property Location:19, Novy Arbat St., Moscow 103025 Mailing address: 9, Leninski pr., Moscow 117049 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment Communication Company" Date when the reason occurred: December 08, 1995		
Name: Company "Teleprt Ivanovo" Ltd.(TPI) Location:90,Tashkentskaya St.,Ivanovo 153032 Mailing address: 90, Tashkentskaya St., Ivanovo 153032 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Ivanovskie Telecomunikatsionie seti" Date when the reason occurred: December 08,		

1995		
Name: PJSC "Investment Communication Company" Location: Moscow Mailing address: 55/2, Plyuschikha St., Moscow 119121 Reason: the person is entitled to control more than 20% of the Company voting shares Date when the reason occurred: October 10, 1995	Common: 5 347 075 Preference: -	38,00%
Name: CJSC "Armavirski zavod svyazi" Location:1a, Urupskaya St., Armavir, Krasnodar Territory Mailing address: 1a, Urupskaya St., Armavir, Krasnodar Territory Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: March 11, 1999		
Name: CJSC "Aytocenter-Yug" Location:48, Myskhakskoe shosse, Novorossiysk Krasnodar Territory 353900 Mailing address: 48, Myskhakskoe shosse, Novorossiysk Krasnodar Territory 353900 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: April 23, 1999		
Name: CJSC "Kuban-GSM" Location: Krasnodar Mailing address: 61, Guimnazicheskaya St., Krasnodar Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: May 15, 1997		
Name: CJSC "Healthcare complex "Orbita" Location:Olginka, Krasnodar Territory Mailing address: Olginka, Krasnodar Territory 352840 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: December 18, 2000		

Name: CJSC "TeleRossKubanelectrosvyaz" Location:110/1, Ayvazovskogo St., Krasnodar Mailing address: 110/1, Ayvazovskogo St., Krasnodar Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: January 25, 1995		
Name: CJSC "Center of material and technical provision" Location:5/2, Vishnyakovoy St., Krasnodar Mailing address: 5/2, Vishnyakovoy St., Krasnodar 350001 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: January 16, 2001		
Name: CJSC "Yugsvyazstroy" Location: 110/1, Ayvazovskogo St., Krasnodar Mailing address: 110/1, Ayvazovskogo St., Krasnodar 350040 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: January 24, 2001		

Deputy General Director: A.A. Litvinov

“Rossiyskaya gazeta” November 17, 2001

PUBLIC JOINT-STOCK COMPANY "Southern Telecommunications Company" (former name – "Kubanelectrosvyaz" PJSC) informs that its Extraordinary General Shareholders’ Meeting will be held on **December 21, 2001**, 11:00 a.m. Moscow time. Venue: “Healthcare complex “Orbita” CJSC, Olginka, Tuapse District, Krasnodar Territory. Form of the meeting: in praesentio (joint personal presence).

The shareholders will be registered on December,21 2001 since 9 o’clock a.m. Moscow time at the above mentioned place: “Healthcare complex Orbita” CJSC, village “Olginka”, Tuapse district.

AGENDA FOR THE EXTRAORDINARY GENERAL SHAREHOLDERS” MEETING

1. Reorganization of Public Joint Stock Company "Southern Telecommunications Company" through merger of: Public Joint Stock Company " Electrosvyaz of Adygueya Republic”, Public Joint Stock Company " Svyazinform” of Astrakhan region, Public Joint Stock Company " Electrosvyaz” of Volgograd region, Public Joint Stock Company " Kabardino-Balkarskie Telecommunications”, Public Joint Stock Company " Electrosvyaz” of Kalmykia Republic, Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz”, Public Joint Stock Company " Electrosvyaz” of Rostov region, Public Joint Stock Company " Sevosetinelectrosvyaz”, Public Joint Stock Company " Electrosvyaz” of Stavropol Territory, into it.

Approval of:

- Agreement on merger of Public Joint Stock Company " Electrosvyaz” of Adygueya Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Svyazinform” of Astrakhan region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz” of Volgograd region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Kabardino-Balkarskie Telecommunications” into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz” of Kalmykia Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz” into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz” of Rostov region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company "Sevosetinelectrosvyaz” into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz” of Stavropol Territory

into "Southern Telecommunications Company" Public Joint Stock Company.
2) Determination of the number, nominal value, category (type) of the Company's declared shares and the rights they give.
3)Making amendments and supplements to the Company's Charter.

List of the shareholders entitled to take part in the Extraordinary General shareholders' meeting is made out on the basis of the share register as at **November 5, 2001**.
Holders of the Company's ordinary and preference shares have the right to vote on the first item of the agenda of the Extraordinary General shareholders' meeting.
Holders of the Company's ordinary shares have the right to vote on the second and the third items of the agenda of the Extraordinary General shareholders' meeting.
You can familiarize yourself with information on the agenda items of the Extraordinary General shareholders' meeting at: 66,Karasunskaya St., Krasnodar and on the Company's Internet site **http://www.kes.ru**.
A shareholder (his proxy) has the right to vote ahead of schedule by sending duly filled voting papers to the Company's address. Votes in the voting papers received two days before the date of holding of the Extraordinary general shareholders' meeting at the latest (to December, 18 2001 inclusive) will be taken into account when evaluating the meeting quorum and summing up votes on agenda questions.

Value of "Southern Telecommunications Company" PJSC 's shares for the purpose of their redemption from the shareholders who voted against the Company's reorganization or didn't vote on this question at all and duly made a demand of redemption of the shares they owned, is fixed as:

a) in case the Federal Commission on Securities' Market of the Russian Federation registered the report on results of securities' issue by "Southern Telecommunications Company" PJSC associated with split-up of "Southern Telecommunications Company" PJSC's shares with a par value of 35.97 rubles to shares with nominal value of 0.33 rubles in proportion 1:109;
- 1.18 rubles for one common share
- 0.73 rubles for one preference share.

b) in case the Federal Commission on Securities' Market of the Russian Federation did not register the report on results of securities' issue by "Southern Telecommunications Company" PJSC associated with split-up of "Southern Telecommunications Company" PJSC's shares with nominal value of 35.97 rubles to shares with nominal value of 0.33 rubles in proportion 1:109;
- 132.75 rubles per one common share
- 79.7 rubles per one preference share.

In case of approving the resolution on reorganization a holder of voting shares, who vote against this resolution or abstain from voting on it, has the right to demand that part or all his shares in "Southern Telecommunications Company" PJSC be redeemed. Written demand on redemption of shares (including passport data, place of residence (location), contact telephone number, number of shares to be redeemed) shall be forwarded by a registered letter to the following address: "Southern Telecommunications Company" PJSC, 66 Karasunskaya Str., Krasnodar 350 000 Russia.

Such demand for redemption should be submitted by a shareholder no later than 45 days after the date of approval of the resolution on reorganization by the Extraordinary General shareholders' meeting. A shareholder has the right at any time during 45 days to call back his demand on redemption by forwarding a notice in a random form to the Company. In case a shareholder has not called back such demand during 45 days after the date of approval of the resolution on reorganization by the Extraordinary General shareholders' meeting, he is deprived of his right to call back the demand for redemption after the expiration of such 45-day term. "Southern Telecommunications Company" PJSC must redeem shares from the shareholders who submitted demands for redemption within 30 days of the expiration of such 45-day term. During 30 days starting from the first business day after the expiration of 45-day term after the date of approval of the resolution on reorganization by the Extraordinary General shareholders' meeting, the Company will pay sums owing to the corresponding shareholders. The Company will inform shareholders about the date of payment to the addresses indicated in demands for redemption.

In case on the 46-th day after the date of approval of the resolution on reorganization by the Extraordinary General shareholders' meeting it is found out that the Company's shareholders demand to redeem shares for the amount exceeding 10% of "UTK" PJSC's net asset value on the date of approval of the resolution concerning reorganization, the shares will be redeemed from the shareholders in proportion to the made demands.

If such reduction of the redeemed shares' number results in fraction, it should be rounded in the following way:

a) if values after comma are from 50 to 99, integer increases by one.
b) if values after comma are from 01 to 49, they are discarded, integer does not change

The Board of Directors

“VOLNAYA KUBAN” January 25,2002

PUBLIC JOINT-STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
Location: 66, Karasunskaya Str., Krasnodar
INFORMS ABOUT THE RESULTS of
the Extraordinary General Shareholders' Meeting , held on December 21, 2001.

List of the shareholders entitled to take part in the Extraordinary General shareholders' meeting is made out at **November 5, 2001**.

The Extraordinary General Shareholders' Meeting approved the following resolutions:

1. To reorganize the Public Joint Stock Company "Southern Telecommunications Company" through merger of: Public Joint Stock Company " Electrosvyaz of Adygueya Republic", Public Joint Stock Company " Svyazinform" of Astrakhan region, Public Joint Stock Company " Electrosvyaz" of Volgograd region, Public Joint Stock Company " Kabardino-Balkarskie Telecommunications", Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic, Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Rostov region, Public Joint Stock Company " Sevosetinelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Stavropol Territory, into it.

To approve:

- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Adygueya Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Svyazinform" of Astrakhan region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Volgograd region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Kabardino-Balkarskie Telecommunications" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Rostov region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company "Sevosetinelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Stavropol Territory into "Southern Telecommunications Company" Public Joint Stock Company.

2. To determine:

- declared common shares with a par value of 35.97 rubles 17 807 876 in number amounting to 640 549 299 rubles 72 kopecks. Common shares placed within the limits of declared ones give their holders the same rights as the Company's already placed common shares.
- declared preferred shares type A with a par value of 35.97 rubles 5 701 305 in number amounting to 205 075 940 rubles 85 kopecks. Preferred shares placed within the limits of declared ones give their holders the same rights as the Company's already placed preferred shares.

3. To make the following amendments to the Charter:

1. List of the following subsidiaries shall be added to paragraph 2.7 of Article 2:

"Electrosvyaz of Adygueya Republic", 22a, Zhukovskogo Str.,Maykop, Adygueya Republic, 352 700

"Svyazinform"of Astrakhan region", 7/8 Teatralny per., Astrakhan, 414 000

"Volgogradelectrosvyaz", 9 Mira Str., Volgograd, 400 131

"KabBalktelecom", 14 Shoguentsukova Str., Nalchik, Kabardino-Balkaria Republic

"Electrosvyaz" of Kalmykia Republic", 255, Lenin Str., Elista, Kalmykia Republic, 358 000

"Karachaevo-Cherkesskelectrosvyaz", 17, Soyuzny per., Cherkessk, Karachaevo-Cherkessk Republic, 357 000

"Rostovelectrosvyaz", 47 Bratski per., Rostov-on-Don, 344 082

"Sevosetinelectrosvyaz", 8a Butyrina Str., Vladikavkaz, Severnaya Osetia-Alania Republic, 362 040

"Electrosvyaz" of Stavropol Territory", 10/12 pr. Oktyabrskoi revolutsii, Stavropol, 355 035

2. Paragraph 7 of item 4.2 of Article 4 shall be set forth as follows:

"The Company's declared shares are common shares with nominal value of 35 rubles 97 kopecks 17 807 876 in number amounting to 640 549 299 rubles 72 kopecks and preferred shares type A with a par value of 35.97 rubles 5 701 305 in number amounting to 205 075 940 rubles 85 kopecks. The Company's shares placed within the limits of declared ones give their holders the same rights as the already placed shares of the corresponding category (type)."

3. Subparagraph 33 shall be added to paragraph 11.9 of Article 11 as follows:

"33) Approval of a person to be assigned a Director of the Company subsidiary at the General Director's presentation;". Subparagraphs 33-35 in the current edition shall be considered subparagraphs 34-36 accordingly.

"VOLNAYA KUBAN" January 11,2002

PUBLIC JOINT-STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

(Location: 66, Karasunskaya Str., Krasnodar)

informs that the Extraordinary General Shareholders' Meeting of "Southern Telecommunications Company" PJSC , held on December 21, 2001, approved the resolution on reorganization of Public Joint Stock Company "Southern Telecommunications Company" through merger of: Public Joint Stock Company " Electrosvyaz of Adygueya Republic", Public Joint Stock Company " Svyazinform" of Astrakhan region, Public Joint Stock Company " Electrosvyaz" of Volgograd region, Public Joint Stock Company " Kabardino-Balkarskie Telecommunications", Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic, Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Rostov region, Public Joint Stock Company " Sevosetinelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Stavropol Territory, into it.

"VOLNAYA KUBAN" July 11,2001

ANNOUNCEMENT

On May,30, 2001, the General Shareholders' Meeting of "Kubanelectrosvyaz" PJSC approved the resolution on making amendments to the Charter of "Kubanelectrosvyaz" PJSC dealing with its renaming into "Southern Telecommunications Company" PJSC .

Registration Chamber of the Krasnodar Administration registered the amendments to the Charter of "Kubanelectrosvyaz" PJSC on June,28 2001, № 16048.

Since June,28, 2001 "Kubanelectrosvyaz" PJSC was renamed into "Southern Telecommunications Company" PJSC .

APPROVED
By Board of Directors of "UTK" PJSC
Minutes №____20____ at 29.01.2002__
Chairman of Board of Directors V.E.Belov____________

QUARTERLY REPORT

OF THE EMISSIVE SECURITIES' ISSUER

for: IV quarter of 2001

Public Joint-Stock Company "Southern Telecommunications Company"

The issuer's code: 00062-A

Location: 66, Karasunskaya St., Krasnodar
Mail address: 66, Karasunskaya St., Krasnodar

Information contained in this quarterly report is to be published in accordance with legislation of the Russian Federation on securities

General Director V.L. Gorbachev____________________

1-st Deputy Chief Accountant A.A.Pustovit

____
29.01/2002

Contact person *: **Andrei Alexandrovich Litvinov***
Deputy General Director
Phone***(8612) 53-47-75*** Fax***: (8612) 53-19-69***
E-mail***: litvinov@kes.kuban.ru***

A. Information about the issuer.

9. **Issuer's full identifying name:**
Public Joint-Stock company "Southern Telecommunications Company"

10. **Abbreviated name:**
PJSC "UTK"

11. **Information about the changes in the issuer's name and legal-organizational form.**
Public Joint-Stock Company "Southern Telecommunications Company"
PJSC "UTK"
Introduced: *28.06.2001*

Public Joint-Stock company "Kubanelectrosvyaz"
OAO "Kubanelectrosvyaz"
Introduced: *6.06.1996*

Open-type Joint-Stock company "Kubanelectrosvyaz"
OJSC "Kubanelectrosvyaz"
Introduced: *20.05.1994*

Present-day name was introduced on *28.06.2001*

12. **Information about the issuer's national registration and licenses.**
Date of the issuer's state registration: *20.05.1994*
Certificate of state registration number*: № 494*
Registered by *the Krasnodar Registration Board*

Licenses:
Number: *3035*
Date of issue: *4.11.1996*
Valid till: *1.10.2004*
Issued by: *Ministry of Communications of the Russian Federation.*
Activity category: *Rendering telecommunication services*

Number: *23016677*
Date of issue: *10.03.1999*
Valid till: *10.03.2002*
Issued by: *Krasnodar regional branch of Federal Licensing center of Ministry of Construction of the Russian Federation*
Activity category: *Providing engineering services*

Number: *15692*
Date of issue: *8.09.2000*
Valid till: *8.09.2003*
Issued by: *Ministry of Communications of the Russian Federation.*
Activity category: *Rendering paging services*

Number: *17012*
Date of issue: *25.01.2001*
Valid till:*25.01.2006*
Issued by: ***Ministry of Communications of the Russian Federation.***
Activity category: ***Rendering mobile wireless communication services***

13. Identification tax-payer number:
2308025192

14. The issuer's sectional belonging.
Codes OKONH:
52300

15. Location, mail address and contact numbers:
Location: ***66, Karasunskaya St., Krasnodar***
Mail address: ***66, Karasunskaya St., Krasnodar***
Tel: ***(8612) 53-20-56*** Fax: ***(8612) 53-19-69***
E-mail: securdep@mail.stcompany.ru

16. Information about the issuer's auditor.
Name: ***CJSC "Arthur Andersen"***
Location: ***52/2 Kosmodamianskaya naberezhnaya, Moscow***
INN: ***7701006684***
Mail address: ***52/2 Kosmodamianskaya naberezhnaya, Moscow***
Tel: ***755-97-00*** Fax: ***755-99-10***
E-mail : russia@arturandersen.com

Information about the auditor's license:
Number: ***006000***
Date of issue: ***28.06.2000***
Valid till: ***28.06.2003***
The license is issued by: ***Ministry of Finance of the Russian Federation***

17. Information about the organizations that record the rights to the issuer's securities.
Registrar:
Name: ***Closed Joint-Stock Company "Kuban Registration Center"***
Location: ***Krasnodar***
Mail address: ***52, Atarbekova St., Krasnodar 350049***
Tel: ***65-11-14*** Fax: ***65-11-14***
E-mail : ***audi@aacorp.ru***

License:
Number: ***01142***
Date of issue: ***5.10.1996***
Valid till: ***9.01.2003***
The license is issued by: ***The Federal Commission of Securities and Stock Market at the Government of the Russian Federation***
This Registrar has kept the issuer nominal securities' register since:

1.10.1997

Centralized deposit of the issued securities did not take place during the reporting quarter.

18. The issuer's depositary.
Does not exist

19. The issuer's shareholders
Total shareholders' number: ***8 672***
Shareholders possessing more than 5% of the issuer's authorized capital:

19.1. Name: ***Open Joint Stock Company "Investment communications company"***
Location: ***Moscow***
Mail address: ***55/2, Pluszczikha St., Moscow , 119121***
The issuer's authorized capital share: ***38%***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.1.1 Name: ***Ministry of Property Relations of the Russian Federation***
Location***: Moscow***
Mail address: ***9, Nickolski per., Moscow 103685***
The shareholder's charter capital share: ***50% + 1***

19.1.2 Name: ***Mustcsom Limited***
Location***: 3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***
Mail address: ***22/13, Voznesenski pereulok, Moscow, 103 009***
The shareholder's charter capital share: ***25% + 1***

19.1.3 Name: ***Russian Fund of Federal Property***
Location***: 19, Novy Arbat St., Moscow, 103 025***
Mail address: ***9, Leninski prospect, Moscow, 117 049***
The shareholder's charter capital share: ***25%***

19.2 Name: ***Closed Joint Stock Company "Bank Credit Suisse First Boston " (nominal holder)***
Location: ***Moscow***
Mail address: ***5, Nikitski Per., Moscow , 103009***
The issuer's authorized capital share: ***14,05% (nominal shareholder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.1.3 Name: ***Credit Suisse First Boston***
Location***: Switzerland***
Mail address:***8, Paradeplats***
The shareholder's charter capital share: ***98%***

19.3. Name: ***Closed Joint Stock Company "Depositary and Clearing Company"(nominal holder)***
Location: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mail address: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
The issuer's authorized capital share: ***8,05 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

19.4Name: ***CB "J.P. Morgan Bank International"(OOO)***
Location***: 2/1 Paveletskaya ploschad, Moscow***
Mail address: ***2/1 Paveletskaya ploschad, Moscow***
The shareholder's charter capital share: ***5,32% (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

19. **The issuer's management structure.**

Top management of the issuer is General shareholders' meeting.
General management except for the issues referred to the sole competence of the General shareholders' meeting is carried out by Board of Directors
Current management is carried out by General Director and the Company Administrative Board.
The Company executive powers control current activity except for the questions referred to the sole competence of a General shareholders' meeting and the Board of Directors.
The Company executive powers provide for implementation of resolutions of General shareholders' meeting and Board of Directors

The General shareholders' meeting's terms of reference according to the Company's Charter (constitutive documents) cover:
1)making amendments and supplements to the Company's Charter and approving the Charter's new edition except the cases dealing with the increase of the authorized capital and mentioned in item 12.4. , article 12 of the Charter;
2)making decision on the Company's reorganization;
3)making decision on the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final);
4)determining a quantitative structure of the Board of Directors, electing its members and terminating their powers before the appointed time; approval of rewards and compensations associated with their functions as members of Board of Directors;
5)determining the price limit of declared shares;
6)making resolution on increase of the Company's charter capital by increasing the shares' nominal value or by placement of additional shares, in case Board of Directors does not take the decision on this question by a solid vote;
7)making decision on reduction of the Company's charter capital by decreasing the shares' nominal value, purchasing the Company's shares to reduce their total number or repaying not fully-paid shares, and also by repaying the shares obtained or redeemed by the Company;
8) Formation of the Company's executive power including appointment of the General Director, early cessation of his authority ;

9)electing members of the Company's Auditing Commission (inspector-general) and terminating their authority before the appointed time;
10)approving the Company's auditor;
11)approving the Company's annual reports, balance sheets, income statements, allocation of profits and losses;
12)taking decision on non-use of a shareholder's right of priority to buy the Company's shares and securities offered for open subscription with payment in cash, and on the period of validity of this decision ;
13)procedure for conducting a General shareholders' meeting;
14)forming a Counting Commission;
15)determining form of disclosure of information to the Company's shareholders including publishing body in case notice is to be published;
16)making decision on split-up and combination of the Company's shares;
17)making decision on conclusion of contracts, when there is a self-interest in such contracts of persons having more than 20% of the other party's voting shares, participating in the other party's boards of administration or taking part in these contracts as agents or representatives, in cases:

- *if amount of payments under contract and property under contract value, determined in accordance with current legislation, exceeds 2% of the Company's assets;*
- *if bargain or several interrelated bargains represent the Company's voting shares' registration quantitatively exceeding 2% of voting shares registered by the Company earlier;*
- *if all members of Board of Directors are declared to be persons having self-interest in the bargain.*

18)making decision on concluding large bargains dealing with acquisition or expropriation of the Company's property in cases:

- *if Board of Directors did not make decision on such contract, dealing with property value amounting to 25-50% of the balance sheet assets at the day of making decision, in a solid vote;*
- *if the object of such contract corresponds to the property value exceeding 50% of the Company's balance sheet assets at the day of making decision on concluding the contract;*

19)acquisition and redemption of placed shares by the Company;
20)participating in holdings, financial and industrial groups;
21)making decision on annual dividend payments, approving their size, form and order of payments for each category and type of shares by virtue of the Board of Directors' recommendation;
22)making decisions on reimbursement of expenses at the Company's expense in case of calling an extraordinary meeting by the persons demanding its calling;
23)approving regulations dealing with functioning of the Company's auditing commission and Board of Directors.

General shareholders' meeting has the exclusive right to make resolution on questions mentioned in items 1-5 and 7-18 of article 9.5 These questions can't be solved by the Company's Executive board or its Board of Directors.

Shareholders, having the right to vote at the General shareholders' meeting on the questions put to vote, are:
-shareholders of the Company's common shares;

-shareholders of the Company's preferred shares in cases mentioned in Article 6 of the Company's Charter;
A voting share is a common or preferred share that entitles its holder to vote on the question put to vote.
The principle of voting at the General shareholders' meeting is statutory voting ("one Company's voting share represents one vote") except for the cases of cumulative voting on election of the Company's Board of Directors.

Decisions on questions mentioned in paragraphs 1,2,5,5,18 must be voted for by ¾ of common shareholders present in person or in proxy.

Decision on article 18 is taken at the General meeting by a majority vote of voting shareholders not having self-interest in the bargain .

Decisions on other questions are taken by a majority vote of voting shareholders present at the General meeting.

Decisions on questions mentioned in items 2,11,12,14-21 are taken by the General shareholders' meeting only on application of the Board of Directors.

Decisions of the annual general shareholders' meeting on questions mentioned in items 4,8,9,10,11 can't be voted in absentia (by opinion polling).

General shareholders' meeting has no right to take decisions on the cases outside its competence.

Shareholders must be informed on the resolutions adopted by the General shareholders' meeting not later than 45 days after the date of adopting resolution in the same way as informing shareholders about the meeting (item 9.1 of the Charter).

Board of Directors' competence according to the Company's Charter:

1.The Company's Board of Directors exercises general management of the Company's activity except for the cases referred to the sole competence of the General shareholders' meeting.

2. The Board of Directors' members are elected at the annual General shareholders' meeting annually. Their authorities come into force since the moment of election by the annual general meeting till the election (reelection) of new members of the Board of Directors by the next annual general shareholders' meeting . The Board of Director's members can be elected unlimited times.
A shareholder or a shareholder's proxy – a natural person, run as a candidate to the Board of Directors by the Company's shareholders , possessing at least 2 % of the Company's voting shares, can be elected a Board of Director's member.
Board of Directors is elected in number of 9 persons by cumulative voting. In cumulative voting each voting share shall carry a number of votes equal to the total number of Board of Directors members. A shareholder (a proxy) may cast all votes carried by the shares owned by him in favor of one candidate or distribute them among several candidates for the Company's Board of Directors.

The candidates, who receive the majority of votes shall be deemed elected to the Company's Board of Directors.

3.In case of electing the Board of Directors' members by cumulative voting, the resolution on early authorities' cessation can be approved only regarding all members of the Company's Board of Directors.

4. The Company's Administrative Board's members must not constitute the majority of the Board of Directors' members. The person, who carries out the functions of individual executive power (General Director), must not be at the same time the Chairman of the Company's Board of Directors.

5. The Chairman of the Board of Directors is elected from its members by a majority vote.

The Company's Board of Directors can re-elect its Chairman at any time by a majority vote of total members of the Board of Directors.

6. The Chairman of the Company's Board of Directors :

- *organizes the Board of Directors' work;*
- *calls the Board of Directors' meetings or organizes voting in absentia;*
- *organizes keeping minutes at the meetings.*

7. In the Chairman's absence his duties are performed by Vice-chairman, elected of the Board of Directors' members by a majority vote.

8. The Company Board of Directors has the rights to take decisions on general management of the Company's activities except for the cases referred to the sole competence of the General shareholders' meeting.

9. The Company's Board of Directors has the sole right to make decisions on the following issues:

1) determining priority directions of the Company's activities (approving business-plan);

2) calling annual and extraordinary shareholders' meetings;

3) approving general meeting's agenda;

4) setting date, place and time of conducting a General shareholders' meeting, setting date of making out a list of shareholders entitled to participate in a General meeting,

determining the way of notification about the holding of a General shareholders' meeting,

determining list of materials to be forwarded to shareholders when preparing a General shareholders' meeting,

determining the form and the text of a voting list;

5) submitting the following issues to a General shareholders' meeting:

- *the Company's reorganization;*
- *non-use of shareholders' priority right to buy the Company's shares or securities converted to the shares;*
- *determining form of providing information to the Company's shareholders including the publishing body in case information is to be published;*
- *split-up and combination of the Company's shares;*
- *conclusion of contracts when there is a self-interest in them of the persons:*
    - *having self-interest in such contracts*
    - *participating in the other party's boards of administration or taking part in these contracts as agents or representatives;*

- *conclusion large bargains dealing with acquisition or expropriation of the Company's property;*
- *taking-up and redemption of placed shares by the Company;*
- *participating in holding companies, financial and industrial groups;*
- *approving annual reports, balance sheets, income statements, allocation of profits and losses;*
- *resolution on annual dividend payments, size, form and order of dividend payments for each category and type of shares;*

6) registration of bonds and other securities;
7) determining the property's market value;
8) buying the Company's placed shares, bonds and other securities;
9) recommendations on rewards and compensations' rates for the members of the Company's Auditing commission and amount of payment to the auditor;
10) recommendations on size and order of dividend payments;
11) using the Company's reserve and other funds;
12) approving the Company's internal regulations dealing with functioning of executive organs;
13) establishing the Company's new branches and agencies and their liquidation, approving Statutes of branches and agencies ;
14) adopting resolutions on the Company's participation (cessation of participation, change of share holding) in other organizations, commercial enterprises or associations by means of selling and buying the shares of other organizations, with the exception of holding companies and financial and industrial groups;
15) concluding large bargains when the object under contract is the property value amounting to 25-50 % of the Company's balance sheet assets at the day of making decision on concluding such bargains;
16)concluding contracts when there is a self-interest in them of the persons:
-being the other side of the contract or taking part in it as agents or representatives;
- having more than 20% of the other party's voting shares or taking part in this contract as agents or representatives;
- participating in the other party's boards of administration or taking part in these contracts as agents or representatives;
17) preliminary approving of the Company's annual report 30 days before the date of annual general shareholders' meeting at the latest, examination of the auditing commission's reports and the auditor's conclusions;
18) approving results of the additional shares' registration;
19) approving the form of a shareholder's demand to redeem his shares and the form of a shareholder's application on redemption of his shares by the Company;
20) electing the Board of Director's Chairman;
21) formation of the Company's collective executive organ and early cessation of its authority, determining reward rates paid to its members;
22) indicating a person authorized to sign contracts (agreements) with General Director and members of Administrative Board;
23) coordinating a contract or several interrelated contracts dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets to the date of taking decision on conclusion of such

contracts by the executive organs with the exception of the contracts concluded in the process of regular economic activity;

24) *taking decision on choosing an independent registrar (making an agreement with an independent registrar);*
25) *increasing the Company's authorized capital by increasing the shares' nominal value or by registering additional shares in case of the Board of Directors' solid vote;*
26) *introducing amendments in the Company's Charter dealing with increasing of the Company's authorized capital based on the decision to increase the authorized capital by increasing the shares' nominal value or by registering additional shares as mentioned in item 4.3. of article 4;*
27) *approving decisions on securities' issue, the emissions' prospects and reports on the results of securities' issue;*
28) *determining structure, scope and procedure of protection of data being commercial classified information;*
29) *making suggestions on the personal membership of the counting commission;*
30) *approving terms of contracts(agreements), concluded with the General Director and the members of the Administrative Board;*
31) *prolongation of the Contract with the General Director within the period determined by this Charter;*
32) *cancellation of the contract with General director in case of early cessation of his authorities by a General shareholders' meeting;*
33) *consideration the question of rewarding the General Director by results of economic and financial activity;*
34) *indicating a person authorized to execute the General Director's duties when he can't exercise his authorities himself;*
35) *other questions specified by the Federal Law "On joint-stock companies" and by this Charter.*

Individual and collective executive organs' terms of reference according to the Company's Charter:

The executive organs' terms of reference cover management of the Company's current activities with the exception of the questions referred to the sole competence of the General shareholders' meeting and the Company's Board of Directors.

The Company's executive organs provide for realization of the resolutions adopted by the Company General shareholders' meeting and Board of Directors.

General Director can act on behalf of the Company without letter of attorney including:

- *executes operational control of the Company's activities;*
- *has the right of the first signature in financial documents;*
- *concludes contracts on behalf of the Company, manages the Company's property providing current activities within the Charter limits;*
- *acts on behalf of the Company without letter of attorney, representing the Company's interests in the Russian Federation and in the foreign countries;*
- *approves staff, concludes labor agreements with the Company's employees, imposes penalties and rewards the employees;*
- *presides at a General shareholders' meeting;*

- *directs the Administrative Board's work, presides at its meetings, gives recommendations on the personal membership of the Administrative Board for the Board of Directors' approval;*
- *executes letters of attorney on behalf of the Company;*
- *opens the Company's accounts with banks;*
- *organizes the Company's business accounting reports;*
- *issues orders and gives instructions obligatory for all the Company's employees;*
- *executes other functions necessary for providing the Company's normal activities according to the current legislation and the Company's Charter except for the functions carried out by other management bodies according to the Company's Charter;*
- *issues orders and gives instructions on providing commercial specified information's protection, makes out a List of information being commercial specified information.*

General Director acts as Chairman of the Company's Administrative Board.
General Director represents Administrative Board's point of view at the General shareholders' and Board of Directors' meetings.

Administrative Board is a collective executive organ of the Company providing realization of the resolutions adopted by a general shareholders' meeting and the Company Board of Directors.

Administrative Board is formed from the staff of the Company's executive management consisting of not less than 7 members. Board of Directors approves Board of Administration's staff on the General Director's application.
Administrative Board acts with the authority of the Company's Charter, "Regulations on the Company's Board of Administration" approved by the Board of Directors and other internal documents of the Company.

Administrative Board holds meetings in case of need. General Director organizes the Administrative Board's meetings, signs all the documents on behalf of the Company and minutes of the Administrative Board's meeting.
Minutes are keeping during the Board of Administration's meeting. These minutes are placed at the disposal of the Board of Directors' members, the Auditing commission (inspector-general), the auditor at their request.

General Director and Administrative Board's members can take part in the management boards of other companies only by approval of the Company's Board of Directors.

Resolution on conclusion of contracts, dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets, can be approved only after the obligatory coordination of this resolution at the Board of Directors' meeting.

21.Members of the issuer's Board of Directors (supervisory board) .

Board of Directors
Chairman: ***Vadim E. Belov***

Members of the Board of Directors:
Alexander Valentinovich Apalko
Birthday: ***1947***

Posts held during the last 5 years:
Period: ***1994 – 1996***
Company: ***Sochinski GPTUS***
Field: ***Communications***
Post: ***Director***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC"***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996 – 2001***
Company: ***"Sochielectrosvyaz"***
Field: ***Communications***
Post: ***Director of the subsidiary, Deputy General Manager of "Kubanelectrosvyaz" JSC***

Period: ***1997 –present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1999 – 2000***
Company: ***"Kubintersvyaz"CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001- present time***
Company: ***Public Joint-Stock Company "Southern Telecommunications Company"***
Field: ***Communications***
Post: ***Director of the branch establishment, Deputy General Director of "UTK"PJSC***

Period: ***2001- present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,05%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***112 500***
Bonus payments (RUR): ***341 976,66***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***454 476,66***

David Alexander Hern
Birthday: ***1972***

Posts held during the last 5 years:
Period: ***1996 – 1998***
Company: ***Investment fund "Company UNIFUND"***
Field: ***Investments***
Post: ***Manager***

Period: ***1999 – present time***
Company: ***"Branswick Warburg" CJSC***
Field: ***Investments***
Post: ***Specialist***

Period: ***2000 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Vadim Yevguenjevich Belov

Birthday: ***1958***

Posts held during the last 5 years:
Period: ***1991 – 1997***

Company: ***State Committee for antimonopoly policy and support of new economic patterns***
Field: ***state supervisory institution***
Post: ***Vice-chairman***

Period: ***1997 – 1998***
Company: ***" MFK – Renaissance"***
Field: ***Investments***
Post: ***Vice-chairman of the Administrative Board***

Period: ***1998 – 1999***
Company: ***"SPK Capital Limited "***
Field: ***Investments***
Post: ***Managing director of the Moscow Agency***

Period: ***1999 – present time***
Company: ***"Svyazinvest" PJSC***
Field: ***Communications***
Post: ***Deputy General Director***

Period: ***1999--present time***
Company: ***"Central Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Korovelektrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-present time***
Company: ***"Volgogradelektrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Electrosvyaz" PJSC, Stavropol region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-present time***
Company: ***"Uralsvyazinform" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Electrosvyaz" PJSC, Primorski region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2000-present time***
Company: ***"Rostelecom" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Novosibirsk region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Sverdlovsk region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Rostov region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***85 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***85 000***

Vladimir Lukich Gorbachev
Birthday: ***1950***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***General Director***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chairman of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997-present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Chairman of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Field: ***Communications***
Post: ***President***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***General Director***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Rostov Region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Volgograd Region***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kabardino-Balkarskie telecommunications" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Chairman of the Administrative Board***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Vice-chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Health complex "Orbita"CJSC***
Field: ***health and resort services***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Stavropol Territory***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,23 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***202 500***
Bonus payments (RUR): ***471 254,05***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***673 754,05***

Anna Mikhailovna Sadokhina
Birthday: ***1946***

Posts held during the last 5 years:
Period: ***1994 – 2001***

Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997 –present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 –1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Health complex "Orbita" CJSC***
Field: ***Health and resort services***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Share in the issuer's authorized capital: ***0,11 %***
Share in the issuer's branch establishments/subordinate companies:.
Name: ***"Kuban-GSM"CJSC***
Share: ***2%***

Rewards paid during the quarter under review:

Salary (RUR): ***190 092,48***
Bonus payments (RUR): ***486 137,94***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***676 230,42***

Irina Petrovna Ukhina
Birthday: ***1945***

Posts held during the last 5 years:
Period: ***1995 – 1996***
Company: ***Ministry of Communications of the Russian Federation***
Field: ***communications***
Post: ***Head of privatization department of the Administration Board for work with federal property and antimonopoly regulation***

Period: ***1996 – 1997***
Company: ***"Investment Communications Company " Public Joint-Stock Company***
Field: ***communications***
Post: ***Chief specialist of the Service of securities and share holdings' management***

Period: ***1997 –1999***
Company: "***Svyazinvest" PJSC***
Field: ***Communications, investments***
Post: ***Deputy Chief of the Department of share holdings' management***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 –2000***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 –present time***
Company: ***"Yartelecom" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 –present time***
Company: ***"Svyaz" PJSC, Komi Republic***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 –present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999 – present time***
Company: "***Svyazinvest" PJSC***
Field: ***Communications, investments***
Post: ***Deputy Director of the Department of Corporate Management***

Period: ***2000 –present time***
Company: ***"Murmanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Electrosvyaz" PJSC, Volgograd region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Cherepovetselectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period:***2001- present time***
Company: ***"Bryansksvyazinform" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***85 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***85 000***

Vitali Mikhailovich Yevdokimenko
Birthday: ***1949***

Posts held during the last 5 years:
Period: ***2000 –present time***
Company: ***Government of the Krasnodar Territory***
Field: ***administrative***
Post: ***Head of transport and communications department***

Share in the issuer's authorized capital: ***none***

Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***85 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***85 000***

Anton Igorevich Osipchuk
Birthday: *1967*

Posts held during the last 5 years:
Period: *1993 –1996*
Company: ***"Incombank" PJSC***
Field: ***Banking***
Post: ***Head of economic department***

Period: *1996 –1996*
Company: ***"Incombank" PJSC***
Field: ***Banking***
Post: ***Head of profit-center on securities' transactions and financial-investment consulting***

Period: *1997 –2000*
Company: ***"Telecominvest" PJSC***
Field: ***Communications***
Post: ***Deputy General Director on Economics and Finances***

Period: *2000 –present time*
Company: ***"Svyazinvest" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: *2001 –present time*
Company: ***"Rostelecom" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –present time*
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –present time*
Company: ***"Uralsvyazinform" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –present time*

Company: *"Svyazinform" PJSC, Nizhegorodskaya region*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinform" PJSC, Samara region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"PTS" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"MGTS" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***85 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***85 000***

Georgi Alexeevich Romski
Birthday: ***1956***

Posts held during the last 5 years:
Period: ***1995 –2000***
Company: ***"Saint-Petersburg long-distance international telephone" PJSC***
Field: ***communications***
Post: ***Technical director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Field: ***communications***
Post: ***Deputy General Director***

Period: ***2001 –present time***
Company: ***"MGTS" PJSC***
Field: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***

Company: *"Southern Telecommunications Company" PJSC*
Field: *communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Central Telegraph" PJSC*
Field: *communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Electrosvyaz" PJSC, Kaliningrad region*
Field: *communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Giprosvyaz" PJSC*
Field: *communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***85 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***85 000***

20. The issuer's individual and collective management organs and their officials.

Individual executive organ and members of the issuer's collective executive organ:
Vladimir Lukich Gorbachev
Birthday: *1950*

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *General Director*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *General Director*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*

Post: ***Member of the Board of Directors.***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chairman of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997-present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Chairman of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Chairman of the Administrative Board***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Vice-chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Rostov Region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Field: ***Communications***

Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Volgograd Region***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kabardino-Balkarskie telecommunications" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Field: ***Communications***
Post: ***President***

Period: ***2001-present time***
Company: ***"Health complex "Orbita"CJSC***
Field: ***health and resort services***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Stavropol Territory***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,23 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***202 500***
Bonus payments (RUR): ***471 254,05***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***673 754,05***

Anna Mikhailovna Sadokhina
Birthday: ***1946***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1997 –present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *1996 –1997*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Health complex "Orbita" CJSC*
Field: *Health and resort services*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,11 %*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *2%*

Rewards paid during the quarter under review:
Salary (RUR): *190 092,48*
Bonus payments (RUR): *486 137,94*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *676 230, 42*

Leonid Leontyevich Laskavy
Birthday: *1938*

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *First Deputy General Director – Technical Director*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *First Deputy General Director – Technical Director*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-1997*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1997-present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *1998-2001*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Kalmykia Republic*
Field: *Communications*

Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,15 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***3%***

Rewards paid during the quarter under review:
Salary (RUR): ***182 870,69***
Bonus payments (RUR): ***360 739,78***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***543 610,47***

Victor Alexandrovich Kruzhkov
Birthday: ***1952***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for Construction and Investment Policy***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 – present time***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***1999 – present time***
Company: ***"Avtocentre-Yug" CJSC***
Field: ***car sale and repair***
Post: ***Member of the Board of Directors***

Period: ***1999 – present time***
Company: ***"Armavir communication facilities plant" CJSC***
Field: ***cable production***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Health complex "Orbita" CJSC***
Field: ***resort and health services***
Post: ***Member of the Board of Directors***

Period: ***2001 – present time***

Company: ***"Center of material and technical maintenance" CJSC***
Field: ***Production***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Yugsvyazstroy" CJSC***
Field: ***Construction***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board.***

Period: ***2001 – present time***
Company: ***"Electrosvyaz" PJSC, Astrakhan region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for Construction and Investment Policy***

Share in the issuer's authorized capital: ***0,22 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***2%***

Rewards paid during the quarter under review:
Salary (RUR): ***175 500***
Bonus payments (RUR): ***354 538.35***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***530 038,35***

Alexander Petrovich Shipulin
Birthday: ***1953***

Posts held during the last 5 years:
Period: ***1994 – 1997***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for City, Rural Telephone Communications & Wired Radio***

Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***

Post: *Deputy General Director for External Economic Links, Marketing and Advertising*

Period: *2001 –2001*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Deputy General Director for External Economic Links, Marketing and Advertising*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Deputy General Director for New Technologies*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-1997*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2000-present time*
Company: *"Yuzhni Telecom Ltd."*
Field: *Communications*
Post: *Director*

Period: *2001-present time*
Company: *Association of the telecom operators of the Northern Caucasus.*
Field: *Communications*
Post: *Executive director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Share in the issuer's authorized capital: *0,09 %*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *2,3 %*

Rewards paid during the quarter under review:
Salary (RUR): *150 789, 23*
Bonus payments (RUR): *350 292,53*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *501 081,76*

Nina Igorevna Ignatenko
Birthday: *1960*

Posts held during the last 5 years:
Period: *1994 – 1997*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Legal Consultant of General Director*

Period: *1997 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Head of Department of Law*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Head of Department of Law*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *2001 – present time*
Company: *"Health complex "Orbita" CJSC*
Field: *resort and health services*

Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,0007 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***54 298,09***
Bonus payments (RUR): ***118 078,1***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***172 376,19***

Ivan Fyodorovich Ignatenko
Birthday: ***1945***

Posts held during the last 5 years:
Period: ***1994 – 1999***
Company: ***City Telephone Exchange , "Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Director***

Period:***1999– 2001***
Company: ***Krasnodar City Telecommunication Center, "Kubanelectrosvyaz " PJSC***
Field: ***Communications***
Post: ***Director, Deputy General Director of "Kubanelectrosvyaz" JSC***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Deputy General Director – Director of Krasnodar City Telecommunications Center***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996-present time***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***

Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *2000-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Share in the issuer's authorized capital: *0,09%*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *1 %*

Rewards paid during the quarter under review:
Salary (RUR): *112 500*
Bonus payments (RUR): *487 992,55*
Commission (RUR): *0*
Other property provisions (RUR): *45 000*
Total (RUR): *645 492,55*

Andrei Alexandrovich Litvinov
Birthday: *1973*

Posts held during the last 5 years:
Period: *1996 – 1996*
Company: *"Rostolimpbank" PJSC, Rostov-on-Don*
Field: *Banking*
Post: *Economic and legal consultant*

Period:*1996– 1996*
Company: *"Donagroinvest" TOO APK*
Field: *Agroindustrial*
Post: *Manager on economics*

Period: *1996 – 1997*
Company: *"Promradtekhbank" AB*
Field: *Banking*
Post: *Chief specialist of the Rostov branch of Depositary*

Period: *1997 – 2001*
Company: *"Rostovelectrosvyaz" PJSC*
Field: *Communications*
Post: *Economist, head of securities department*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Deputy General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): *143 717,13*
Bonus payments (RUR): *314 497,6*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *458 214,73*

The person , acting as the issuer's individual executive organ: ***Gorbachev Vladimir Lukich***

23. Rewards paid to the Board of Directors'(supervisory board) members and to other officials of the issuer.

Sum total of rewards paid to the persons, listed in items 21 and 22, during the period under review.
Salary (RUR): *1 324 767,62*
Bonus payments (RUR): *3 710 507,56*
Commission (RUR): *0*
Other property provisions (RUR): *45 000*
Total (RUR): *5 080 275,18*

See also items 21 and 22.

24. Information about the legal persons where the issuer has stockholdings.

Legal persons where the issuer 's share accounts for not less than 5 % of their authorized capital :

Name: *"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment*
Location: *1a, Urupskaya St., Armavir, Krasnodar Region*
Mailing address: *1a, Urupskaya St., Armavir, Krasnodar Region*
The issuer's share in the legal person's authorized capital: *100 %*

Name: *"Yugsvyazstroy" Closed Joint Stock Company*
Location: *110/1, Ayvazovskogo St., Krasnodar*

Mailing address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Health complex "Orbita" Closed Joint Stock Company***
Location: ***Olginka, Tuapse district, Krasnodar Region, 352840***
Mailing address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Material and Technical Supplies Center" Closed Joint Stock Company***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Mailing address:***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Avtocenter-Yug " Closed Joint-Stock Company***
Location: ***Novorossiysk***
Mailing address:***48, Myskhakskoye Avenue, Novorossiysk, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"TeleRoss-Kubanelectrosvyaz " Closed Joint-Stock Company***
Location: ***Krasnodar***
Mailing address: ***68, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"Kuban - GSM " Closed Joint-Stock Company***
Location: ***Krasnodar***
Mailing address: ***61, Guimnazicheskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***24%***

Name: ***" Krasnodarbank " Commercial Joint-Stock Bank***
Location: ***Krasnodar***
Mailing address:***70, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***13,5 %***

25. Stockholding in the issuer's authorized capital of all legal persons and their officials, where the issuer's share accounts for more than 5% of the authorized capital:

25.1. Name: ***"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Mailing address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.1.1. ***Victor Alexandrovich Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.1.2. ***Vasili Georguievich Kuskov***
Function: ***Member of the Board of Directors***

Share in the issuer's charter capital: ***0,13462%***

25.1.3. ***Mikhail Georguevich Baryshnikov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,000987%***

25.1.4. ***Alexander Georguevich Georguizov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,060399%***

25.1.5. ***Vasili Yegorovich Fateev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,00803%***

25.2. Name: ***Closed Joint-Stock Company "Health complex "Orbita"***
Location: ***Olginka, Tuapse District, Krasnodar Territory***
Mailing address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.2.1. ***Vladimir Lukich Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.2.2. ***Anna Mikhailovna Sadokhina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,1%***

25.2.3. ***Victor Alexandrovich Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.2.4. ***Nina Igorevna Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,0007%***

25.2.5. ***Victor Saveljevich Chaban***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,014213%***

25.3. Name: ***Closed Joint-Stock Company "Center of material and technical supplies"***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Mailing address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.3.1. ***Victor Alexandrovich Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.3.2. ***Vasili Dmitrievich Voronov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,017917%***

25.3.3. ***Vasili Georguievich Kuskov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,13462%***

25.3.4. ***Valeri Ivanovich Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.3.5. ***Alexander Georguievich Sokolchik***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,003553%***

25.4. Name: ***Closed Joint-Stock Company "Yugsvyazstroy"***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Mailing address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.4.1. ***Victor Alexandrovich Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.4.2. ***Valeri Ivanovich Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.4.3. ***Stanislav Leonidovich Novakovski***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,165138%***

25.4.4. ***Nikolay VVasiljevich Serguienko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,082494%***

25.4.5. ***Nikolay Semyonovich Garazha***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,019934%***

25.5. Name: ***Closed Joint-Stock Company "Avtocenter-Yug"***
Location: ***Novorossiysk***
Mailing address: ***48, Myskhakskoye Avenue, Novorossiysk, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.5.1. ***Victor Alexandrovich Kruzhkov***

Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.5.2. ***Edward Semyonovich Ilyushin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,198788%***

25.5.3. ***Sergei Sergeevich Lychak***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0 %***

25.5.4. ***Valeri Mikhailovich Orlov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,045958%***

25.5.5. ***Vasili Dmitrievich Voronov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,179168%***

25.6. Name: ***Closed Joint-Stock Company "TeleRossKubanelectrosvyaza"***
Location: ***Krasnodar***
Mailing address: ***68, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.6.1. ***Vladimir Lukich Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.6.2. ***Ivan Fyodorovich Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.3. ***Alexander Petrovich Shipulin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.4. ***Alexander Georgievich Kudryavtsev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.6.5. ***Daniel Horemans***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.7. Name: ***Closed Joint-Stock Company "Kuban-GSM"***
Location: ***Krasnodar***
Mailing address: ***61, Guimnazicheskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***24 %***
This person's share in the issuer's authorized capital: ***none***

Officials:

25.7.1. ***Vladimir Lukich Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.7.2. ***Ivan Fyodorovich Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.7.3. ***Alexander Petrovich Shipulin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.7.4. ***Anna Mikhailovna Sadokhina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,1%***

25.7.5. ***Leonid Leontjevich Laskavy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,15%***

25.7.6. ***Alexander Valentinovich Apalko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,05%***

25.8. Name: ***Joint-Stock Commercial Bank "Krasnodarbank"***
Location: ***70, Karasunskaya St., Krasnodar***
Mailing address: ***70, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***13,5 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.8.1. ***Alexander Vasiljevich Pugachev***
Function: ***Sole executive authority***
Share in the issuer's charter capital: ***0%***

26. Other issuer's affiliated persons:

26.1 Name: ***"Svyazinform" OAO, Chelyabinsk Region***
Location: ***Mira Str., Tryokhgorny, Chelyabinsk Region, 456236***
Mailing address:***161, Kirova St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.2 Name: ***"Artelecom"AO, Arkhangelsk Region***
Location: ***45, Troitski pr., Arkhangelsk, 163061***
Mailing address: ***45, Troitski pr., Arkhangelsk, 163061***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.3 Name: ***"Electrosvyaz"AO, Vologda Region***
Location: ***4, Sovetski pr., Vologda, 160035***

Mailing address: ***4, Sovetski pr., Vologda, 160035***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.4 Name: "***Cherepovetselectrosvyaz"AO***
Location: ***12, Komsomolskaya St., Cherepovets, 162600***
Mailing address: : ***12, Komsomolskaya St., Cherepovets, 162600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.5 Name: "***Murmanelectrosvyaz"AO***
Location: ***82-A, Lenin St., Murmansk, 183038***
Mailing address: ***82-A, Lenin St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.6 Name: "***Electrosvyaz"AO, Karelia Republic***
Location: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
Mailing address: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.7 Name: "***Lensvyaz"OAO***
Location: ***61, B.Morskaya St., St.Petersburg, 190000***
Mailing address: ***61, B.Morskaya St., St.Petersburg, 190000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.8 Name: "***Novgorodtelecom"OAO***
Location: ***2, B.Dvortsovaya St., Novgorod, 173000***
Mailing address: ***2, B.Dvortsovaya St., Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.9 Name: "***Electrosvyaz"OAO, Pskov Region***
Location: ***5, Oktyabrski pr., Pskov, 180000***
Mailing address: ***5, Oktyabrski pr., Pskov, 180000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.10 Name: "***Bryansksvyazinform" OAO***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.11 Name: "***Electrosvyaz"OAO, Vladimir Region***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.12 Name: ***"Ivtelecom"OAO***
Location: ***17, Lenin St., Ivanovo, 153000***
Mailing address: ***17, Lenin St., Ivanovo, 153000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.13 Name: ***"Electrosvyaz"OAO, Tverj Region***
Location: ***24, Novotorzhskaya St., Tverj, 170000***
Mailing address: ***24, Novotorzhskaya St., Tverj, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.14 Name: ***"Electrosvyaz"OAO, Kaluga Region***
Location: ***38, Teatralnaya St., Kaluga, 248 600***
Mailing address: ***38, Teatralnaya St., Kaluga, 248 600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.15 Name: ***"Electrosvyaz"OAO, Kostroma Region***
Location: ***1, Podlipaeva St., Kostroma, 156601***
Mailing address: ***1, Podlipaeva St., Kostroma, 156601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.16 Name: ***"Central Telecommunications Company"OAO***
Location: ***6/2, Degtyarni per., Moscow, 103375***
Mailing address: ***6/2, Degtyarni per., Moscow, 103375***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.17 Name: ***"Central Telegraph" OAO***
Location: ***7, Tverskaya St., Moscow, 103375***
Mailing address: ***7, Tverskaya St., Moscow, 103375***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.18 Name: ***"Electrosvyaz"OAO, Oryol Region***
Location: ***43, Lenin St., Oryol, 302000***
Mailing address: ***43, Lenin St., Oryol, 302000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.19 Name: ***"Electrosvyaz"OAO, Ryazanj Region***
Location: ***49, Pochtovaya St., Ryazanj, 390000***
Mailing address: ***49, Pochtovaya St., Ryazanj, 390000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.20 Name: *"Smolensksvyazinform"OAO*
Location: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
Mailing address: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.21 Name: *"Yartelecom" OAO*
Location: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
Mailing address: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.22 Name: *"Svyazinform" OAO, Nizhegorodskaya Region*
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Mailing address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.23 Name: *"Kirovelectrosvyaz" OAO*
Location: ***43/1, Drelevskogo St., Kirov,610000***
Mailing address: ***43/1, Drelevskogo St., Kirov,610000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.24 Name: *"Martelcom"OAO, Mariy-El Republic*
Location: ***138, Sovetskaya St., Yoshkar-Ola, 424000***
Mailing address: : ***138, Sovetskaya St., Yoshkar-Ola, 424000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.25 Name: *"Svyazinform"OAO, Mordovia Region*
Location: ***13, Bolshevistskaya St., Saransk,430000***
Mailing address: ***13, Bolshevistskaya St., Saransk,430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.26 Name: *"Svyazinform"OAO, Chuvashskaya Republic*
Location: ***2, Lenin pr., Cheboksary, 428000***
Mailing address: ***2, Lenin pr., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.27 Name: *"Belgorodelectrosvyaz"OAO*
Location: ***3, Revolutsii pl., Belgorod, 308800***
Mailing address: ***3, Revolutsii pl., Belgorod, 308800***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.28 Name: *"Voronezhsvyazinform"OAO*
Location: ***35, Revolutsii pr., Voronezh, 394000***

Mailing address: ***35, Revolutsii pr., Voronezh, 394000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.29 Name: "***Electrosvyaz"OAO, Kursk Region***
Location: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
Mailing address: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.30 Name: "***Lipetskelectrosvyaz"OAO***
Location: ***2, Zegelya St., Lipetsk, 398000***
Mailing address: ***2, Zegelya St., Lipetsk, 398000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.31 Name: "***Tambovskaya electrosvyaz"OAO***
Location: ***2B, Antonova-Ovseenko St., Tambov, 392002***
Mailing address: ***114, Sovetskaya St., Tambov, 392002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.32 Name: " ***Svyazinform" OAO, Astrakhan Region***
Location: ***7/8, Teatralny per., Astrakhan, 414000***
Mailing address: ***7/8, Teatralny per., Astrakhan, 414000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.33 Name: " ***Electrosvyaz" OAO, Volgograd Region***
Location: ***9, Mira St., Volgograd, 400066***
Mailing address: ***9, Mira St., Volgograd, 400066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.34 Name: " ***Svyazinform" OAO, Samara Region***
Location: ***24, Leningradskaya St., Samara, 443099***
Mailing address: ***24, Leningradskaya St., Samara, 443099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.35 Name: " ***Svyazinform"AO, Penza Region***
Location: ***1/3, Kuprina St., Penza, 440606***
Mailing address: ***1/3, Kuprina St., Penza, 440606***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.36 Name: " ***Saratovelectrosvyaz"OAO***
Location: ***40, Kisilyova St., Saratov, 410600***
Mailing address: ***124, Pervomayskaya St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.37 Name: " ***Electrosvyaz"OAO, Ulyanovsk Region***
Location: ***60, L.Tolstoy St., Ulyanovsk, 432601***
Mailing address: ***60, L.Tolstoy St., Ulyanovsk, 432601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.38 Name: " ***Electrosvyaz"OAO, Kalmykia Republic***
Location: ***255, Lenin St., Elista, 358000***
Mailing address: ***255, Lenin St., Elista, 358000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.39 Name: " ***Electrosvyaz"OAO, Adygeya Republic***
Location: ***18, Gogolya St., Maykop, 352700***
Mailing address: ***18, Gogolya St., Maykop, 352700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.40 Name: " ***Electrosvyaz"OAO, Stavropol Territory***
Location: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
Mailing address: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.41 Name: " ***Karachaevo-Cherkesskelectrosvyaz"OAO***
Location: ***17,Soyuzny per., Cherkessk, 357100***
Mailing address: ***17,Soyuzny per., Cherkessk, 357100***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.42 Name: " ***Dagsvyazinform"OAO***
Location: ***3, Lenin Pl., Makhachkala, 367012***
Mailing address: ***3, Lenin Pl., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.43 Name: " ***Kabardino-Balkarskie telecommunications"OAO***
Location: ***14, Shogentsukova pr., Nalchik, 360051***
Mailing address: ***14, Shogentsukova pr., Nalchik, 360051***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.44 Name: " ***Sevosetinelectrosvyaz"OAO***
Location: ***8-A, Butyrina St., Vladikavkaz, 362000***
Mailing address: ***8-A, Butyrina St., Vladikavkaz, 362000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.45 Name: " ***Electrosvyaz"OAO, Kurgan Region***
Location: ***44, Gogol St., Kurgan, 640000***
Mailing address: ***44, Gogol St., Kurgan, 640000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.46 Name: " ***Electrosvyaz"OAO, Orenburg Region***
Location: ***11, Volodarskogo St., Orenburg, 460000***
Mailing address: ***11, Volodarskogo St., Orenburg, 460000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.47 Name: " ***Uralsvyazinform"OAO, Perm Region***
Location: ***68, Lenin St., Perm, 614096***
Mailing address: ***68, Lenin St., Perm, 614096***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.48 Name: " ***Uraltelecom"OAO, Sverdlovsk Region***
Location: ***134b, Lunacharskogo St., Ekaterinburg, 620110***
Mailing address: : ***134b, Lunacharskogo St., Ekaterinburg, 620110***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.49 Name: " ***Udmurttelecom"OAO***
Location: ***278, Pushkinskaya St., Izhevsk, 426000***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.50 Name: " ***Altaytelecom"OAO***
Location: ***54, Lenin pr., Barnaul, 656099***
Mailing address: ***54, Lenin pr., Barnaul, 656099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.51 Name: " ***Electrosvyaz" OAO, Altay Republic***
Location: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
Mailing address: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.52 Name: " ***Electrosvyaz" OAO, Kemerovo Region***
Location: ***61, Sovetski pr., Kemerovo, 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.53 Name: " ***Sibirtelecom" OAO, Novosibirsk Region***
Location: ***5, Lenin St., Novosibirsk, 630099***

Mailing address: ***5, Lenin St., Novosibirsk, 630099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.54 Name: " ***Electrosvyaz"OAO, Omsk Region***
Location: ***36, Gagarina St., Omsk, 644099***
Mailing address: ***36, Gagarina St., Omsk, 644099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.55 Name: " ***Tomsktelecom"OAO***
Location: ***21, Krylova St., Tomsk, 634050***
Mailing address: ***21, Krylova St., Tomsk, 634050***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.56 Name: " ***Tyumentelecom"OAO***
Location: ***56, Respubliki St., Tyumen, 625000***
Mailing address: ***56, Respubliki St., Tyumen, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.57 Name: " ***Khanty-Mansiyskokrtelecom"OAO***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626608***
Mailing address: ***3, Kominterna St., Khanty-Mansiysk, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.58 Name: " ***Yamalelectrosvyaz" OAO***
Location: ***2, Matrosova St., Salikhard, 626608***
Mailing address: ***2, Matrosova St., Salikhard, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.59 Name: " ***Electrosvyaz"OAO, Krasnoyarsk Territory***
Location: ***102, Mira pr., Krasnoyarsk, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.60 Name: " ***Electrosvyaz" OAO, Khakasia Republic***
Location: ***20, Schetinkina St., Abakan, 662600***
Mailing address: ***20, Schetinkina St., Abakan, 662600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.61 Name: " ***Electrosvyaz"OAO, Irkutsk Region***
Location: ***37, Sverdlova St., Irkutsk, 664011***
Mailing address: ***37, Sverdlova St., Irkutsk, 664011***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.62 Name: " ***Electrosvyaz"OAO, Chita Region***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.63 Name: " ***Electrosvyaz"OAO, Buryatia Republic***
Location: ***61, Lenin St., Ulan-Ude, 670000***
Mailing address: ***61, Lenin St., Ulan-Ude, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.64 Name: " ***Dalsvyaz" OAO***
Location: ***57, Svetlanskaya St., Vladivostok, 690600***
Mailing address: ***57, Svetlanskaya St., Vladivostok, 690600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.65 Name: " ***Electrosvyaz"OAO, Khabarovsk Territory***
Location: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
Mailing address: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.66 Name: " ***Telephone-telegraph company"OAO, Jewish autonomous Region***
Location: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
Mailing address: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.67 Name: " ***Amursvyaz"OAO***
Location: ***159, Gorkogo St., Blagoveschensk, 675011***
Mailing address: ***159, Gorkogo St., Blagoveschensk, 675011***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.68 Name: " ***Kamchatsvyazinform"OAO***
Location: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
Mailing address: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.69 Name: " ***Magadansvyazinform"OAO***
Location: ***2a, Lenin St., Magadan, 685000***
Mailing address: ***2a, Lenin St., Magadan, 685000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.70 Name: " ***Sakhalinelectrosvyaz"OAO***
Location: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
Mailing address: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.71 Name: " ***Electrosvyaz"OAO, Kaliningrad Region***
Location: ***24, Bolnichnaya St., Kaliningrad, 236040***
Mailing address: ***24, Bolnichnaya St., Kaliningrad, 236040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.72 Name: " ***Rostelecom" OAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***5, Delegatskaya St., Moscow, 103091***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.73 Name: " ***Giprosvyaz"OAO***
Location: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
Mailing address: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.74 Name: " ***Tulatelecom"OAO***
Location: ***33, Lenin pr., Tula, 300000***
Mailing address: ***33, Lenin pr., Tula, 300000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.75 Name: " ***Mobile telecommunications"ZAO***
Location: ***55/2, Plyuschikha St., Moscow, 119121***
Mailing address: ***55/2, Plyuschikha St., Moscow, 119121***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.76 Name: " ***North-Western Telecom" OAO***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Mailing address: ***24, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.77 Name: " ***RusLizingSvyaz" ZAO***
Location: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
Mailing address: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.78 Name: " ***Kostars"AOZT SK***
Location: ***room 33-08, 42/3, Lenunski pr., Moscow, 117119***

Mailing address: ***15a, Kalanchevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.79 Name: " ***Altayskaya investitsionnaya company " AL-TINCOM"ZAO***
Location: ***96, Paparanintsev St., Barnaul, 656049***
Mailing address: ***96, Paparanintsev St., Barnaul, 656049***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.80 Name: " ***Altel"ZAO***
Location: ***54-B,Lenin pr., Barnaul, 656 099***
Mailing address: ***54-B,Lenin pr., Barnaul, 656 099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.81 Name: " ***Baikalvestcom"ZAO***
Location: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
Mailing address: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.82 Name: " ***BRIZ"ZAO Ltd.***
Location: ***17-1, Starokonyushenny per., Moscow, 121002***
Mailing address: ***17-1, Starokonyushenny per., Moscow, 121002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.83 Name: " ***Bryanskie sotovye seti"ZAO***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.84 Name: " ***Vologodskaya sotovaya svyaz"ZAO***
Location: ***109, Zosimovskaya St., Vologda, 160009***
Mailing address: ***109, Zosimovskaya St., Vologda, 160009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.85 Name: " ***BCNET"ZAO***
Location: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
Mailing address: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.86 Name: " ***Globalstar Cosmicheskie telecommunications"(Globaltel)ZAO***
Location: ***25/2, Dubovaya Roscha St., Moscow, 127427***

Mailing address: 5, ***3/25, Sytinski per., Moscow, 103104***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.87 Name: " ***Dag.TV-inform"ZAO***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***3, Lenin pr., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.88 Name: " ***Dagestanskaya sotovaya svyaz"ZAO***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***7, Oscara St., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.89 Name: " ***Delta-Telecom"ZAO***
Location: ***22, B.Morskaya St.,St.Petersburg, 191186***
Mailing address: ***22, B.Morskaya St.,St.Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.90 Name: " ***Yeniseitelecom"ZAO***
Location: ***102, Mira pr., Krasnoyarsk-17, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk-17, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.91 Name: " ***Engineering center" ZAO***
Location: ***16, Kazakova St., Moscow, 103064***
Mailing address: ***16, Kazakova St., Moscow, 103064***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.92 Name: " ***Interelectrosvyaz"ZAO***
Location: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
Mailing address: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.93 Name: " ***Infinvest"ZAO***
Location: ***32, Gagarin b., Perm, 614070***
Mailing address: ***54, Stakhanovskaya St., Perm, 614066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.94 Name: " ***Istok i C"ZAO***
Location: ***23, Geroev St., Balakovo, Saratov region, RF***
Mailing address: ***23, Geroev St., Balakovo, Saratov region, RF***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.95 Name: " ***Kaluzhskaya sotovaya svyaz"ZAO***
Location: ***38, Teatralnaya St., Kaluga, 248600***
Mailing address: ***85/2, Nikitina St., Kaluga, 248003***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.96 Name: " ***Kedr RMS"ZAO***
Location: ***61, Sovetski pr., Kemerovo, 90 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 90 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.97 Name: " ***Lakhdenpokhski telephone"ZAO***
Location: ***26, Lenin St., Lakhdenpokhya, Karelia Republic, 186730***
Mailing address: ***2b, Zakhodskogo St., Lakhdenpokhya, Karelia Republic, 186730***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.98 Name: " ***Narodny Telephone Saratov"ZAO***
Location: ***40, Kiseleva St., Saratov, 410600***
Mailing address: ***40, Kiseleva St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.99 Name: " ***Novgorod Deitacom"ZAO***
Location: ***22, Industrialnaya St., Pankovka, Velikiy Novgorod***
Mailing address: ***20, Mikhaylova St., Velikiy Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.100 Name: " ***Orenburg GSM"ZAO***
Location: ***11, Volodarskogo St., Orenburg, Russia, 460000***
Mailing address: ***mail box 2153, Orenburg, Russia, 460052***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.101 Name: " ***Permtelecom"ZAO***
Location: ***45, Podlesnaya St., Perm, 614000***
Mailing address: ***45, Podlesnaya St., Perm, 614000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.102 Name: " ***Pulse Radio Yoshkar-Ola"ZAO***
Location: ***138, Sovetskaya St., Yoshkar-Ola***
Mailing address: ***138, Sovetskaya St., Yoshkar-Ola***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.103 Name: " ***ROSPAK"ZAO***
Location: ***2a, Bryusov per., Moscow, 103009***
Mailing address: ***2a, Bryusov per., Moscow, 103009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.104 Name: " ***RTK-I"ZAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.105 Name: " ***RTK-Center"ZAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.106 Name: " ***Svyazinformkomplekt""ZAO***
Location: ***4A, Darvin St., Chelyabinsk, 454087***
Mailing address: ***4A, Darvin St., Chelyabinsk, 454087***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.107 Name: " ***Svyazproject"ZAO***
Location: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
Mailing address: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.108 Name: " ***Sotovaya svyaz Mordovii"ZAO***
Location: ***Saransk, Mordovia Republic, Russia***
Mailing address: ***13, Bolshevistskaya St., Saransk, Russia, 430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.109 Name: " ***Telebarents"ZAO***
Location: ***37, Parkovaya St., Petrozavodsk, 185014***
Mailing address: ***37, Parkovaya St., Petrozavodsk, 185014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.110 Name: " ***Telecom-Alania"ZAO***
Location: ***47, Kirova St., Vladikavkaz, 362040 RSO-A***
Mailing address: ***6, Gugkaeva St., Vladikabkaz, 362040 RSO-A***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.111 Name: " ***Ulyanovsk-GSM"ZAO***
Location: ***60, L.Tolstogo St., Ulyanovsk, 432601***

Mailing address: ***41, Krasnoarmeyskaya St., Ulyanovsk, 432063***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.112 Name: " ***Usolski telephone"ZAO***
Location: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470***
Mailing address: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.113 Name: " ***FK-svyaz"ZAO***
Location: ***14, Volgogradski pr., Moscow, 109316***
Mailing address: ***14, Volgogradski pr., Moscow, 109316***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.114 Name: ***"Center vnedrenia specializirovannyh system"ZAO***
Location: ***161, Kirova St., Chelyabinsk, 454005***
Mailing address: ***161, Kirova St., Chelyabinsk, 454005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.115 Name: ***"Digital telecommunications"ZAO***
Location: ***20a, Gagarin St., Cheboksary, 428000***
Mailing address: ***20a, Gagarin St., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.116 Name: " ***Yuzhno-Sibirskaya Sotovaya svyaz"ZAO***
Location: ***13, Severo-Zapadnaya St., Barnaul***
Mailing address: ***13, Severo-Zapadnaya St., Barnaul***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.117 Name: " ***Sotovaya svyaz Birobidzhana"ZAO***
Location: ***16, Prospect 60-letia SSSR, Birobidzhan, 682200***
Mailing address: ***16, Prospect 60-letia SSSR, Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.118 Name: " ***TyumenRuscom"ZAO***
Location: ***56, Malygina St., Tyumen, Russia, 625048***
Mailing address: ***56, Malygina St., Tyumen, Russia, 625048***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.119 Name: " ***Svyazist"Non-state superannuation fund***
Location: ***10, Tsvillinga St., Chelyabinsk, 454000***
Mailing address: ***10, Tsvillinga St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.120 Name: " ***Region-Svyaz"NPF***
Location: ***278, Pushkinskaya St., Izhevsk, 426008***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426008***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.121 Name: " ***AK- Mobiltelecom"OAO***
Location: ***16-a, Sukhe-Bator St., Ulan-Ude, Buryatia Republic, 670000***
Mailing address: ***42, Lenin St., Ulan-Ude, Buryatia Republic, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.122 Name: " ***Alternativnye tefonnye seti"OAO***
Location: ***13-a, Moskovskaya St., Nazran, Ingushskaya Republic, 366720***
Mailing address: ***22, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.123 Name: " ***Russki acceptny bank"CB***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.124 Name: " ***NGTS-Page' OAO***
Location: ***15/3, Vystavochnaya St., Novosibirsk-78***
Mailing address: ***22, Sibiryakov-Gvardeytsev St., Novosibirsk, 48***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.125 Name: " ***Rinet"OAO***
Location: ***86, Kirova St., Novosibirsk, 630102***
Mailing address: ***1, Trudovaya St., Novosibirsk 99***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.126 Name: " ***SKET"OAO***
Location: ***4, Tukhachevskogo St., Stavropol, 355040***
Mailing address: ***4, Tukhachevskogo St., Stavropol, 355040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.127 Name: " ***Stavtelecom"OAO***
Location: ***10/12,Oktyabrskoy Revolutsii pl., Stavropol, 355035, Russia***
Mailing address: ***mail box 15/85, 23,Oktyabrskoy Revolutsii pl., Stavropol, 355035, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.128 Name: " ***Stromgeomash"OAO***
Location: ***35, promzona Lazurnaya, Tver, 170017***
Mailing address: ***35, promzona Lazurnaya, Tver, 170017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.129 Name: " ***Telecom" OAO Ryazan Region***
Location: ***36, Svobody St., Ryazan, 390006***
Mailing address: ***36, Svobody St., Ryazan, 390006***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.130 Name: " ***AMT" OOO***
Location: ***14, Sinopskaya nab., Saint-Petersburg***
Mailing address: ***3-5, B. Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.131 Name: " ***Bona" OOO***
Location: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
Mailing address: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.132 Name: " ***VladPage" OOO***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.133 Name: " ***Vladimirski taxofon" OOO***
Location: ***32"B", Stroiteley pr., Vladimir, 600014***
Mailing address: ***32"B", Stroiteley pr., Vladimir, 600014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.134 Name: " ***Vyatskaya sotovaya svyaz" OOO***
Location: ***Uralskaya St., Kirov***
Mailing address: ***Uralskaya St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.135 Name: " ***Informtek" OOO***
Location: ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
Mailing address: : ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.136 Name: " ***Mobil-Com" OOO***

Location: ***17, Mira St., Vladimir, 600017***
Mailing address: ***17, Mira St., Vladimir, 600017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.137 Name: " ***Pagetelecom" OOO***
Location: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
Mailing address: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.138 Name: " ***Vyatka page" OOO***
Location: ***1, Uralskaya St., Kirov***
Mailing address: ***115, Oktyabrski pr., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.139 Name: " ***Perminform" OOO***
Location: ***2, Krupskoy St., Perm, 614060***
Mailing address: ***2, Krupskoy St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.140 Name: " ***Policomp" OOO***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Mailing address: ***20, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.141 Name: " ***Radio-Rezonans" OOO***
Location: ***8, Okski syezd, N.Novgorod, 603022***
Mailing address: ***8, Okski syezd, N.Novgorod, 603022***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.142 Name: " ***Sevtelecom" OOO***
Location: ***27, Leningradskaya St., Murmansk, 183038***
Mailing address: ***27, Leningradskaya St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.143 Name: " ***Telecom-Stroy" OOO***
Location: ***92, Parizhskoy Komunny St., Ivanovo, 153017, Russian Federation***
Mailing address: ***6, 2-nd Minski per., Ivanovo, 153017, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.144 Name: " ***Telecom-Terminal" OOO***
Location: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
Mailing address: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.145 Name: " ***Tomsktelecom-Nicola Tesla" OOO***
Location: ***21, Krylova St., Tomsk, Russia 634050***
Mailing address: ***1, Makrushina St., Tomsk, Russia 634040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.146 Name: " ***Torgovy dom "Electrosvyaz" OOO***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.147 Name: " ***Torgovy dom svyazi" OOO***
Location: ***8, Gagarin St., Ekaterinburg, 620026***
Mailing address: ***8, Gagarin St., Ekaterinburg, 620026***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.148 Name: " ***Torgsvyaz" OOO***
Location: ***129/a, Lenin St., Kirov***
Mailing address: ***129/a, Lenin St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.149 Name: " ***Tyumentelecom-Invest" OOO***
Location: ***56, Respubliki St., Tyumen, Russia, 625000***
Mailing address: ***56, Respubliki St., Tyumen, Russia, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.150 Name: " ***Udmurtskie sotovye seti-450" OOO***
Location: ***206, Pushkinskaya St., Izhevsk, 426034***
Mailing address: ***206, Pushkinskaya St., Izhevsk, 426034***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.151 Name: " ***UralInformTV" OOO***
Location: ***2, Krupskoi St., Perm, 614060***
Mailing address: ***2, Krupskoi St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.152 Name: " ***Centrum" OOO***
Location: ***22, Antikaynena St., Petrozavodsk, 185000***
Mailing address: ***22, Antikaynena St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.153 Name: "*Rostinform" Scientific and production center OOO*
Location: *53, Voroshilovski pr., Rostov-on-Don, 344007*
Mailing address: *53, Voroshilovski pr., Rostov-on-Don, 344007*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.154 Name: "*Izhcom" Russian-American SP OOO*
Location: *206, Karl Marx St., Izhevsk, 426057*
Mailing address: *206, Karl Marx St., Izhevsk, 426057*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.155 Name: "*ROS" CHOP OOO*
Location: *30, Dzerzhinskogo St., Penza, 440062*
Mailing address: *30, Dzerzhinskogo St., Penza, 440062*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.156 Name: "*Rostelecom-bezopasnost" CHOP OOO*
Location: *2/2, Deguninskaya St., Moscow, 127486*
Mailing address: *2/2, Deguninskaya St., Moscow, 127486*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.157 Name: "*Teleport Ivanovo" (TPI) TOO*
Location: *90, Tashkentskaya St., Ivanovo, 153032, RF*
Mailing address: *90, Tashkentskaya St., Ivanovo, 153032, RF*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

27. The issuer's stockholding in the authorized capital of legal persons – affiliated persons.
See items 24, 25, 26.

28. Stockholding of the issuer's affiliated persons, their founders and officials in the issuer's authorized capital:
See items 24, 25, 26.

29. Owners of 5% and more of voting shares in the issuer's highest management organ.

Name: *"Investment Communications Company" PJSC*
Share: *50,67 %*

Name: *"Bank Credit Swiss First Boston JSC " (nominal holder)*
Share: *11,07 %*

Name: *Closed Joint-Stock Company "Depositary and Clearing Company" (nominal holder)*
Share: *7,18 %*

Name: *"ING Bank (Euroasia)" Closed Joint-Stock Company/ING Deposit.(nominal holder)*
Share: *5,73 %*

30. The issuer's participation in industrial, banking, financial groups, holdings, concerns and associations.

Organization: *North-Caucasian Regional Association of Telecommunication Operators*
The issuer's place and functions in the organization: *Participant*

31. The issuer's branches and agencies.

Name: *Anapa Joint District Communications Center*
Location: *Anapa*
Mailing address: *111, Novorossiyskaya St., Anapa*
Director: *Vladimir Vasilyevich Smaglyuk*
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2001*

Name: *Armavir Joint Communications Center*
Location: *Armavir*
Mailing address:*91, Lenin St., Armavir*
Director: *Nickolay Nickolaevich Mikhaylichenko*
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2001*

Name: *Yeisk Joint Communications Center*
Location: *Yeisk*
Mailing address:*45, Schshorsa St., Yeisk*
Director: *Vladimir Ivanovich Sokur*
Date of inauguration: *20.04.1994*
Letter of attorney is valid till: *31.12.2001*

Name: *Kropotkin Joint Communications Center*
Location: *Kropotkin*
Mailing address:*102, Krasnaya St., Kropotkin*
Director: *Victor Mikhailovich Yefanov*
Date of inauguration:*01.03.1999*
Letter of attorney is valid till: *31.12.2001*

Name: *Krymsk Joint Communications Center*
Location: *Krymsk*
Mailing address:*37, Sineva St., Krymsk*
Director: *Sergei Alexeevich Kashkin*
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2001*

Name: ***Kurganinsk Communications Center***
Location: ***Kurganinsk***
Mailing address:***24, Lenin St., Kurganinsk***
Director: ***Mikhail Georguievich Barishnikov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Novorossiysk Joint Communications Center***
Location: ***Novorossiysk***
Mailing address:***36, Sovetov St., Novorossiysk***
Director: ***Edward Semyonovich Ilyushin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Pavlovskaya Communications Center***
Location: ***Pavlovskaya***
Mailing address:***294, Gorkogo St., Pavlovskaya***
Director: ***Anatoly Alexeevich Kornov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Sochielectrosvyaz"***
Location: ***Sochi***
Mailing address:***1/2, Vorovskogo St., Sochi***
Director: ***Alexander Valentinovich Apalko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tikhoretsk Joint Communications Center***
Location: ***Tikhoretsk***
Mailing address:***24-a, Oktyabrskaya St., Tikhoretsk***
Director: ***Svetlana Vasilyevna Korotenko***
Date of inauguration: ***1.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tuapse Joint Communications Center***
Location: ***Tuapse***
Mailing address:***9, K.Marx St., Tuapse***
Director: ***Zakhar Kevorkovich Avedisyan***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kubansvyazservice***
Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Galina Ivanovna Skidanova***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar Operational and Technical Communications Center***
Location: ***Krasnodar***
Mailing address:***49, Kutuzova St., Krasnodar***
Director: ***Vitali Ivanovich Kondratyev***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tikhoretsk Operational and Technical Communications Center***
Location: ***Tikhoretsk***
Mailing address:***365, Leningradskaya St., Tikhoretsk***
Director: ***Sergei Stepanovich Musienko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar Motor-Transport Depot***
Location: ***Krasnodar***
Mailing address:***152, Garazhnaya St., Krasnodar***
Director: ***Sergei Sergeevich Lychak***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Training & Commercial Center for Telecommunications and Informatics***
Location: ***Krasnodar***
Mailing address:***1, Industrialnaya St., Krasnodar***
Director: ***Yuri Nickolaevich Belov***
Date of inauguration:***01.10.1997***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Kubantaksofon"***
Location: ***Krasnodar***
Mailing address:***12, Klubnaya St., Krasnodar***
Director: ***Alexander Grigoryevich Sokolchik***
Date of inauguration: ***29.12.1997***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Timashevsk Joint Communications Center***
Location: ***Timashevsk***
Mailing address:***179, Krasnaya St., Timashevsk***
Director: ***Stanislav Leonidovich Novokovsky***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar City Telecommunications Center***
Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Ivan Fyodorovich Ignatenko***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Dinskaya District Communications Center***
Location: ***Dinskaya***
Mailing address:***47, Krasnaya St., Dinskaya***
Director: ***Vitali Borisovich Zubov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Korenovsk Joint Communications Center***
Location: ***Korenovsk***
Mailing address:***209-a, K.Marx St., Korenovsk***
Director: ***Valery Vasilyevich Fomkin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kanevskiy Joint Communications Center***
Location: ***Kanevskaya***
Mailing address:***96, Nesterenko St., Kanevskaya***
Director: ***Nickolay Vasilyevich Serguienko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Center of New Technologies***
Location: ***Krasnodar***
Mailing address:***40, Komsomolskaya St., Krasnodar***
Director: ***Konstantin Vladlenovich Yunov***
Date of inauguration: ***1.01.2000***
Letter of attorney is valid till: ***31.12.2001***

32. The issuer's employees number.

Average number of the issuer's employees including those , working at its branches and agencies, for the period under review: ***11 629***

33.Description of the issuer's basic activities.

Till 1992 the sphere of telecommunications was completely under the government control. Decree of the Government of the Russian Federation №1003 of December,22,1992 initiated its reorganization. That Decree provided for separation of the following services from the state communication enterprises before their privatization:

- ***establishment on the basis of post-offices of state enterprises of the Federal Post Service not subject to privatization;***
- ***radio and television broadcasting centers not subject to privatization.***

Other activities were concentrated in the regional communication enterprises reorganized into joint-stock companies with state-owned control packet of shares.
To join efforts of regional telecom operators, to attract additional investments into the development of telecom network and to observe its proportional development in accordance with the Decree of the President of the Russian Federation № 1289 of October,10,1994, Acts of the Government of the Russian Federation of November,25,1994, the Order of the State Property Committee of the Russian

Federation № 1225-p of September,01,1995, the open joint-stock company "Investment communications company"(OAO"Svyazinvest") was established.

OAO "Svyazinvest" charter capital was formed by consolidation of shares owned by the federal government in regional telecom operators. Size of these stakes constituted usually 38% of the charter capital or 51% of voting shares of 76 regional telecom operators, four operators of long-distance communication including OAO "Rostelecom", four telegraph companies, one research institute and two leasing branch establishments.

Modern structure of OAO "Svyazinvest" charter capital was formed in July 1997 when the results of auction for 25% plus one share of OAO "Svyazinvest" were summed up. The company "Mustcom Limited won the auction for 25% of OAO "Svyazinvest" for 1.875 billion dollars USA.

The company "Mustcom Limited" was established by the Cyprus-based company AFCI Cyprus that in its turn had been established by the group ONEXIM-MFK, George Soros, investment company "Renaissance-Capital" and by investment banks "Deutsche Morgan Grenfell" and "Morgan Stanley".

Currently holding OAO "Svyazinvest" has a majority vote in 74 regional telecom operators, OAO 'Rostelecom" and OAO "Guiprosvyaz". Besides, OAO "Svyazinvest" owns packets of shares (not control ones) of JSC "Moscow city telephone network" (AO "MGTS" – 28% of voting shares), OAO "Svyaz" of Komi Republic (25% of voting shares), JSC "Kostroma GTS" (37% of voting shares), JSC "Sakhalinsvyaz" (49% of voting shares), JSC "Rusleasingsvyaz" (38% of voting shares). Besides, OAO "Svyazinvest has a 4%-common stake of commercial bank "Svyazbank", a 5%-common stake of the company "Registrator-Svyaz" and a 25%-common stake in the financial company "Svyaz". It is also a parent company of OAO "Mobile telecommunications" ("MobiTel"), OAO "StartCom", OAO "Rusleasingsvyaz" and others.

The holding company's subsidiaries operate public telephone networks which installed capacity is over 27 million telephone lines, they provide services for more than 90% of the country's population. Over 400 thousand people work at the holding subsidiaries. Today Svyazinvest is the largest telecommunication holding in Russia. However, one of its strategic directions is strengthening of competitiveness and further development on the basis of modern infrastructure. The task is to ensure balanced development of each element of the infrastructure, each telecom operator in favor of all subsidiaries. The task of permanent improvement of traditional services and broadening of the spectrum of new services also remains urgent. First of all, it is provision of services based on intelligent networks and data networks.

Public Joint-stock company "Southern Telecommunications Company" was registered by the Decree of the Head of Krasnodar Administration №396 of May,20,1994 as telecom operator providing telecom services in the Krasnodar Territory which covers the area of 76 thousand square kilometers with population of more than 5 million people.

"Southern Telecommunications Company" PJSC is a participant of the Association of telecom operators of the North Caucasus in which it enjoys rights and performs duties in accordance with the Association Charter. The Company General Director is elected the President of the Association.

The Krasnodar Territory is the most southern region of Russia. Over 5 million people live there including 54% - in cities and 46% - in the countryside. The average density of population in the Krasnodar Territory is 66,7 persons per 1

square kilometer, that exceeds the average one in Russia by 8 times. The Krasnodar Territory has great population and working potential. It can be considered a region with high density of population but having reserves for further development {especially in rural areas).

The basic economic potential of the Krasnodar region consists of agroindustrial complex (one of the largest in Russia), fuel and energy complex (petroleum and petroleum-refining industries, gas and electroenergetic industries), machinery construction, instrument-making, chemical and light industry, health resort and rehabilitation complex, forestry, woodworking and furniture industry, developed transport infrastructure (sea-ports in Novorossiysk, Yeysk, Temruk, port Kavkaz; airports in Krasnodar, Anapa, Sochi; network of railway roads and pipelines), monetary system, numerous scientific and research institutions and developing market structures. Agroindustrial complex of the Krasnodar Territory is the largest in Russia producer and supplier of agricultural products and raw materials with developed network of processing, storage and trade. This complex determines to a great extent the Krasnodar Territory economy, employment rate and standard of people's well-being. Diversified industry including over 700 large and medium-size enterprises, joint-stock companies and limited partnerships for the most part, and 3 thousand enterprises of small-scale business, plays an important part in Kuban economy. Processing industries dominate in the structure of industrial production, constituting 40% of aggregate output. At present Kuban has 16 sugar-refineries, 24 tinned food factories, 43 dairy and 23 meat-processing factories, 7 oil and butter factories, 42 multi-activity enterprises of food industry. 2 tea and 2 tobacco factories, 51 specialized wine-growing farms including 34 ones with primary product processing, 11 wineries, 4 distilleries, 24 bakeries, over 1000 small-scale manufactories in subsidiaries of agricultural and industrial enterprises. About 30% of the industrial products are produced by fuel and energy complex. Kuban is the motherland of domestic oil industry. There are two petroleum-refining and one gas-transferring plants in the Krasnodar Territory. Oil extraction doesn't exceed 1.7 mln tons per year, but total volume of oil refining amounts to 4.3 mln tons.

Metal-working and engineering industries are represented by more than 100 enterprises producing wood-working and metal-cutting machines, equipment and means of automation, various agricultural machines and equipment with spare parts, electric motors, pumps, oil field and geological survey equipment, compressors, refrigerating machines, production for railway transport, domestic equipment and other products. Largest enterprises in this sphere are located in Krasnodar, Armavir, Tikhoretsk, Novorossiysk, Yeysk, Kropotkin. Most of them have self-contained technological cycle of production output. Capital construction is developing in the Krasnodar Territory, over 400 of big and medium-size contractors and over 4 000 of small-scale ones work in this sphere. Transport of the Krasnodar Territory is represented by large and complicate complex of railway lines, motor roads, canal tracks, railway stations, ports, berths, airports and other objects. Diversified structure of this complex makes it possible to combine and interchange methods of passengers and goods delivery to the Krasnodar Territory.

Transport junctions in the Black and Azov seaside are of especial importance. Strong monetary system of the Territory is represented by 40 branches of Sberbank of the Russian Federation with agencies and subsidiaries. Joint ventures are being actively established. About 700 enterprises with foreign investments exceeding 160 mln. dollars USA are registered in the Krasnodar Territory. The most active

investors are businessmen from Germany, USA and Turkey. We note a 7,9%-gain of attracted investments.

In spring 2001 with a view to reform the whole Russian telecommunications sector Ministry of Communication of RF approved the resolution on reorganization of Svyazinvest holding structure based on consolidation of regional telecom companies and improvement of corporate management system.

According to the program of consolidation of Svyazinvest subsidiary companies, General shareholders' meetings of 10 telecom operators of the Southern Federal District were held in December 2001: Extraordinary General shareholders' meeting of "Karachaevo-Cherkesskelectrosvyaz" PJSC was held on December 4, 2001; Extraordinary General shareholders' meetings of "Svyazinform" PJSC, Astrakhan region, "Electrosvyaz"PJSC of Kalmykia Republic and "Electrosvyaz" of the Stavropol Territory were held on December 5, 2001; Extraordinary General shareholders' meeting of "KabBalkTelecom" PJSC was held on December 6,2001; Extraordinary General shareholders' meeting of "Sevosetinelectrosvyaz" PJSC was held on December 7,2001; Extraordinary General shareholders' meeting of "Electrosvyaz" PJSC of Adygueya Republic was held on December 10, 2001;

Extraordinary General shareholders' meeting of "Volgogradelectrosvyaz" PJSC was held on December 18, 2001; Extraordinary General shareholders' meeting of "Rostovelectrosvyaz" PJSC was held on December 19, 2001; Extraordinary General shareholders' meeting of "UTK" PJSC was held on December 21, 2001. More than 99% of shareholders in all the companies voted in favor of reorganization in the form of joining to "UTK" PJSC.

PJSC "UTK" provides its users with local, long-distance and international telephone calls, document communications, data transmission and telematic services, wired radio, cellular and paging communications, lease of channels. PJSC "UTK" is a natural monopoly in the sphere of telecommunications in the Krasnodar Territory providing users with more than 90% of telecom services. Other telecom operators of the Krasnodar Territory have switching exchanges for less than 10 thousand lines.

The Company incorporates 23 branch establishments including 16 united, district and 2 operational and technical communication centers, Krasnodar motor-transport depot, Training and commercial center for telecommunications and informatics, Center of New Technologies, "Kubantaxofon" and "Kubansvyazservice". Besides, PJSC "UTK" is a principle shareholder in several companies such as "Kuban-GSM" CJSC developing cellular network, "Armavir communication facilities plant" CJSC producing fiber-optic cables for the needs of the Krasnodar Territory and other regions of Russia, "Avtocenter-Yug"- a center of technical maintenance of "Mersedes" cars, CJSC "Health complex "Orbita", providing telecommunication workers with comfortable rest, CJSC "Yugsvyazstroy" and CJSC "CMTO".

Development strategy of PJSC "UTK" consists in realization of the following tasks:

1. *Optimization of the Company's management structures;*
2. *Change of the Company's financial model;*
3. *Creation of the network management center;*
4. *Development of the quality control system and certification of provided telecom services;*
5. *Introduction of SS-7 signaling system into the regional networks;*
6. *Integration of telephone and data transfer networks:*

- *Telephony;*
- *Internet;*
- *Frame Relay;*
- *IP-telephony;*
- *ATM;*
- *ISDN*

7. *Active promotion of additional and intellectual services;*
8. *Modernization and further development of local, zonal and long-distance communication lines;*
9. *Extension of service area of GSM-standard cellular services provided, improvement of their quality ;*
10. *Improvement of work with customers, active advertising campaign.*

Key activity of priority importance for the issuer:
providing telecom services
Share in total income (tariff income), percent:
1998 – 87.9
1999 – 87
2000 – 87.9

Key services and their share in total income:
Service: long-distance and international telephone calls
Share in tariff income, percent:
1998 – 57.1
1999 – 60.6
2000 – 58.4
Service: local telephone calls
Share in tariff income, percent:
1998 – 35.4
1999 – 33
2000 – 35

Sources of primary products, materials, services.

Equipment	*Main suppliers*
EWSD	*"Siemens AG" (Germany)*
AXE-10	*"Ericsson" (Sweden)*
S-12	*"Alcatel Telecom" (Belgium)*
SI-2000	*"IskraTel" (Slovenia), IskraUralTel (joint venture, Ekaterinburg)*

Main suppliers of transmission systems and fiber-optic cables:

- *Siemens, Germany*
- *Lucent Technologies, USA*
- *Cisco Systems, USA*

Besides foreign suppliers the Company works with all Russian manufactures of communication systems including "Armavir plant of communication facilities" with its fiber-optic cable.

The Company cooperates with all foreign suppliers on the credit basis with time for payment up to 5 years.

The issuer's suppliers delivering more than 10% of all inventory holdings –none.
Imports constitute 70% of total issuer's contractual deliveries.
Outlook for availability of these delivery resources : stable
Possible negative factors that can affect the issuer's services market:

- *decline in solvent demand level in case of devaluation of the ruble*
- *keen competition*

Activity practice with respect to reserves.
PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets. To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.
For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.

Indices	*9 months 2000*	*9 months 2001*
1. Proceeds	*1 603 954 thousand rubles*	*1 877 216 thousand rubles*
2. Turnover ratio of reserves	*15,36*	*14,47*

Calculations are made for a period of nine months.

The issuer's service market: users giving more than 10% of sales proceeds – none. Structure of consumer's market: population – 56.8%, commercial organizations – 36.3%, budget-based organizations – 6.9%.

Seasonal nature of activities.
All the Company's activities are not of seasonal nature.
Future liabilities of the issuer – the issuer has no obligations that can affect essentially its activity.

Competitive environment.
At present competitive environment in the Krasnodar Territory is represented by numerous independent telecom operators following their own price and operating policy. 206 telecom operators have licenses for rendering telecom services in the Krasnodar Territory. In the sphere of traditional telephony the equipped capacity of alternative telecom operators and PJSC "UTK" has the ratio of 6.5% to 93.5%.
At present there are over 15 Internet providers in the Krasnodar Territory. "UTK" PJSC's market share is little more than 60%. This fact proves the decrease of the Company's monopoly share in providing new telecom services. Alternative operators are noted for aggressive marketing policy, active advertising campaigns, mobility of tariffs.
We also have high level of competition in the sphere of providing wireless access to communication network. "UTK" PJSC's shares are 5% in paging service, 80% in PD wireless access service and 22 % in station wireless access of traditional telephony.
It should be noted that market of new telecom services still remains unoccupied.

Risk factors (for shareholders):

Economic risks:
1. Low tariffs of principal services
2. High cost of digital equipment
3. Risk of devaluation of the Russian ruble regarding world main currencies
4. Physical and moral depreciation of equipment owned by "UTK" PJSC
5. High level of competition (active growth of proceeds and volume of telecom services provided by alternative telecom operators in the Krasnodar Territory)
6. Economic risks inherent in the Russian Federation including high level of macroeconomic instability in the Russian Federation; possibility of changes in the legislation of the Russian Federation that may result in decreasing "UTK" PJSC's profits or increasing taxation of securities profit.

Social risks:
At present the collective agreement among the Company's management and the employees acts as an instrument of solving social problems on the systematic basis. Longstanding business relations with trade unions allow to settle current social questions by compromise. Salaries and social securities of the Company's employees are the highest in the Southern Federal District. Risk of strikes as a form of social protest and a method of adjusting labor controversies is minimum in the near-term outlook.

34. Investment declaration. Description of the issuer's activities.
Submitted only by investment funds

35. Plans of the issuer's future activities.

Plans of future activities.

Long-term strategic directions:
- creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS),
introduction of new technologies: ISDN, IP-telephony, ATM, xLSL,
- integration of communication and management infrastructures with international informational and switching systems;
- improvement of the provided services;
- optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;
- maximization of the Company's profitability.
- active tariff policy.
- pressing advertising policy
- hard control of expenditures' volume.

At present the Company created a network of common paging system which is capable of being merged into paging systems of Russia.

36. Information about the issuer's authorized capital.
The issuer's authorized capital rate (RUR): ***506 142 862.5***

The authorized capital lay-out according to the shares' categories:
Common shares:
Total amount(RUR): ***379 606 697.25***
Share in authorized capital: ***74.999911 %***
Preference shares:
Total amount (RUR): ***126 536 165.25***
Share in the authorized capital: ***25.000089 %***

37. Information about the state (municipal institution's) share in the issuer's authorized capital.
The authorized capital's share which is the state (municipal) property:
Type of property: ***federal***
Share: ***0,0007%***
Share holding agent: ***State property fund of the Krasnodar Territory***

The issuer's share holding fixed as state (municipal) property:
no such share

Existence of the special right of the Russian Federation, subjects of the Russian Federation, municipal institutions to participate in the issuer's management ("golden share"):
not provided

38. Information about the issuer's declared shares.
38.1
Category: ***common***
Form: ***registered, uncertificated***
Full name of declared shares' category/type: ***common registered uncertificated***
Nominal value(RUR): *35.97*
Number: ***17 807 876***
Total value (RUR): ***640 549 299,72***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

38.2
Category: ***preference***
Type: ***A***
Form: ***registered, uncertificated***
Full name of declared shares' category/type: ***preference registered uncertificated***
Nominal value(RUR): *35.97*
Number: ***5 701 305***
Total value (RUR): ***205 075 940,85***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

39. The issuer's essential agreements and obligations:
None

40. The issuer's obligations on the emission of shares and securities that can be converted into shares:
no such obligations

41. Information about the sanctions imposed on the issuer, its participation in court hearings and examinations:

Date of the sanction's application:*19.11.1998*
Institution that imposed the sanction: ***state fiscal inspection of Pavlovskaya region***
Cause of sanction: ***non-inclusion of taxable sums into the natural persons' total revenue.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***16***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of taxable yearly sales in 1996 (VAT charge). Underdeclaration of credit turnover.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***5 612.53***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of highway users' tax.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***1 276.82***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***28.12.1998***
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of tax on maintenance of housing resources and social & cultural objects .***
Form of sanction: ***penalty***
Size of sanction(RUR):***794.43***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***17.08.1999***
Institution that imposed the sanction: ***state fiscal inspection of the Krasnodar Region***
Cause of sanction: ***Scheduled all-round inspection of "Kubanelectrosvyaz" JSC's activities for the years 1995,1996,1997,1998 and first quarter of 1999.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***470 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:*18.07.2000*
Institution that imposed the sanction: ***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***40 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:*20.06.2001*
Institution that imposed the sanction: ***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***28 000***
Degree of the sanction execution: ***executed***

During the period under review there was no court examination that could essentially affect the issuer's activity.

According to the Minutes № 2 of the meeting of Svyazinvest Auditing commission of September,14, 2001, during the period of October 1-5, 2001 the auditing commission of "UTK" PJSC together with specialists of OAO "Svyazinvest" carried out audit of the Company financial and economic activity for the year 2000 and the first half of the year 2001.

42. Important facts (events, actions) that took place during the reported period.
Date of fact (event): *10.10.2001*
Code: *0900062A10102001*

Profit before taxation for the third quarter of 2001: - 169 219 thousand roubles
Profit before taxation for the second quarter of 2001: - 93 315 thousand roubles
Profit growth constituted 75 904 thousand roubles or 81,34%.
Profit growth is caused by increase of long-distance and international traffic in 3Q01 as compared to 2Q01.

Date of fact (event): *19.10.2001*
Code: *1500062A19102001*

About the date of making a list of shareholders entitled to take part in the Extraordinary General shareholders' meeting. The date, when the Board of Directors adopted resolution on the date of making a list of shareholders is October, 19 2001 (Minutes № 8 of 19.10.2001).
The date of making a list of shareholders is November 5, 2001.

Date of fact (event): *19.10.2001*
Code: *1300062A19102001*

"Southern Telecommunications Company" PJSC informs that the following resolutions were approved by the Board of Directors on October,10 2001:
1. ***To call an Extraordinary General shareholders' meeting of "Southern Telecommunications Company" PJSC.***

The Extraordinary General shareholders' meeting is to be held on December 21 2001.

Venue: Tuapse district, Olguinka, "Health complex "Orbita".

Time: 11:00, Moscow time.

Registration of shareholders for participation in the Extraordinary General shareholders' meeting will be held on 21 December 2001 from 9:00 Moscow time.

To approve the following secretariat of the General meeting, 12 persons in number:

- *Ryzhikova Nina Anatolievna, head of personnel department, Chairman of the Secretary; "Southern Telecommunications Company" PJSC*
- *Andreeva Antonina Mikhailovna, head of department for notes payable and receivable, "Southern Telecommunications Company" PJSC*
- *Afanasjeva Natalia Victorovna – engineer of informational technologies department, "Southern Telecommunications Company" PJSC*
- *Babicheva Ljubov Fyodorovna – head of maintenance department, "Southern Telecommunications Company" PJSC*
- *Berezhnaya Natalia Ivanovna – economist of Anapa OUS*
- *Gapotchenko Ljudmila Ivanovna – economist of Kropotkin OUS*
- *Yeryomenko Svetlana Borisovna – deputy head of planning department, "Southern Telecommunications Company" PJSC*
- *Lezhnina Julia Yurievna – legal adviser, "Southern Telecommunications Company" PJSC*
- *Sotnikova Ljudmila Borisovna – head of planning department, "Southern Telecommunications Company" PJSC*
- *Malysheva Marina Borisovna – head of department of organizational structures and labor motivation, "Southern Telecommunications Company" PJSC*
- *Mironova Marina Germanovna – head of OVOSV department, "Southern Telecommunications Company" PJSC*
- *Chukhraeva Tamara Nickolaevna – engineer of ZGS department, "Southern Telecommunications Company" PJSC*

To approve the presidium consisting of:

- *Gorbachev V.L. – General Director, "Southern Telecommunications Company" PJSC, Chairman of the Meeting*
- *Belov V.E. – Deputy General Director, "Svyazinvest" PJSC*
- *Osipchuk A.I. - 1-st Deputy General Director, "Svyazinvest" PJSC*
- *Ukhina I.P. – Deputy Director of department of corporate management, "Svyazinvest" PJSC.*

2. *To approve the following agenda for the Company's Extraordinary General shareholders' meeting:*

1) *Reorganization of the Public Joint Stock Company "Southern Telecommunications Company" through merger of: Public Joint Stock Company " Electrosvyaz of Adygueya Republic", Public Joint Stock Company "*

Svyazinform" of Astrakhan region, Public Joint Stock Company " Electrosvyaz" of Volgograd region, Public Joint Stock Company " Kabardino-Balkarskie Telecommunications", Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic, Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Rostov region, Public Joint Stock Company " Sevosetinelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Stavropol Territory, into it.

Approval of:

- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Adygueya Republic into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Svyazinform" of Astrakhan region into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Volgograd region into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Kabardino-Balkarskie Telecommunications" into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Rostov region into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company "Sevosetinelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Stavropol Territory into "Southern Telecommunications Company" Public Joint Stock Company.*

2) Determination of the number, nominal value, category (type) of the Company's declared shares and the rights they give.

3)Making amendments and supplements to the Company's Charter.

3. To establish the market value of "Southern Telecommunications Company" PJSC's shares to be redeemed from the shareholders who vote against the resolution on the Company's reorganization or abstain from voting on the resolution on reorganization, and claim a duly demand that their shares be redeemed;

a) In case Federal Commission on Securities' market (FKCB) of Russia registered summarized report on the issue of "Southern Telecommunications Company" PJSC's securities relating to split-up of "Southern Telecommunications Company" PJSC's shares with a par value of 35,97 rubles into 109 shares with nominal value of 0,33 rubles each the redemption price will be:

- *1.18 rubles for each common share;*
- *0.73 rubles for each preferred share.*

b) In case Federal Commission on Securities' market (FKCB) of Russia has not registered summarized report on the issue of "Southern Telecommunications Company" PJSC's securities concerning split-up of "Southern Telecommunications Company" PJSC's shares with a par value of 35,97 rubles into 109 shares with nominal value of 0,33 rubles each the redemption price will be:

- *132.75 rubles for each common share;*
- *79.7 rubles for each preferred share.*

4. *In compliance with Article 76 of the Federal Law "On Joint Stock Companies" to establish the following redemption procedure:*
   "In case of approving the resolution on reorganization a holder of voting shares, who vote against this resolution or abstain from voting on it, has the right to demand that part or all his shares in "Southern Telecommunications Company" PJSC be redeemed. Written demand on redemption of shares (including passport data, place of residence (location), contact telephone number, number of shares to be redeemed) shall be forwarded by a registered letter to the following address: "Southern Telecommunications Company" PJSC, 66 Karasunskaya Str., Krasnodar 350 000 Russia.
   Such demand for redemption should be submitted by a shareholder no later than 45 days after the date of approval of the resolution on reorganization by the Extraordinary General shareholders' meeting. A shareholder has the right at any time during 45 days to call back his demand on redemption by forwarding a notice in a random form to the Company. In case a shareholder has not called back such demand during 45 days after the date of approval of the resolution on reorganization by the Extraordinary General shareholders' meeting, he is deprived of his right to call back the demand for redemption after the expiration of such 45-day term. "Southern Telecommunications Company" PJSC must redeem shares from the shareholders who submitted demands for redemption within 30 days of the expiration of such 45-day term. During 30 days starting from the first business day after the expiration of 45-day term after the date of approval of the resolution on reorganization by the Extraordinary General shareholders' meeting, the Company will pay sums owing to the corresponding shareholders. The Company will inform shareholders about the date of payment to the addresses indicated in demands for redemption.
   In case on the 46-th day after the date of approval of the resolution on reorganization by the Extraordinary General shareholders' meeting it is found out that the Company's shareholders demand to redeem shares for the amount exceeding 10% of "UTK" PJSC's net asset value on the date of approval of the resolution concerning reorganization, the shares will be redeemed from the shareholders in proportion to the made demands."
   Protocol № 8 of 19 October 2001 of "UTK" PJSC Board of Directors' meeting
   8 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.
   The resolutions were approved by a solid vote.

Date of fact (event): *21.12.2001*
Code: *1200062A21122001*

Type of general meeting - extraordinary

Form of the extraordinary general shareholders' meeting – in praesentio (joint personal presence)
Date: 21 December 2001
Venue: Olginka, Health complex "Orbita"CJSC, Tuapse District, Krasnodar Territory
By the end of registration 1 636 shareholders and their proxies were registered with number of votes totaling 8 179 662 that constituted 58,13% of total amount of votes represented by the company's placed voting shares determining the quorum of the first item of the agenda, and 7 111 883 votes that constituted 67,38% of total amount of votes represented by the company's placed voting shares determining the quorum of the second and the third item of the agenda. The Extraordinary General shareholders' meeting has a quorum in compliance with Article 58 of the Federal Law "On Joint Stock Companies" because the registered participants – shareholders (their proxies) owned in the aggregate more than half of the Company's placed voting shares.
Items put to the vote:
1. Reorganization of the Public Joint Stock Company "Southern Telecommunications Company" through merger of: Public Joint Stock Company " Electrosvyaz of Adygueya Republic", Public Joint Stock Company " Svyazinform" of Astrakhan region, Public Joint Stock Company " Electrosvyaz" of Volgograd region, Public Joint Stock Company " Kabardino-Balkarskie Telecommunications", Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic, Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Rostov region, Public Joint Stock Company " Sevosetinelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Stavropol Territory, into it.
Approval of:

- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Adygueya Republic into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Svyazinform" of Astrakhan region into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Volgograd region into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Kabardino-Balkarskie Telecommunications" into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Rostov region into "Southern Telecommunications Company" Public Joint Stock Company;*

- *Agreement on merger of Public Joint Stock Company "Sevosetinelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Stavropol Territory into "Southern Telecommunications Company" Public Joint Stock Company.*

2) Determination of the number, nominal value, category (type) of the Company's declared shares and the rights they give.
3)Making amendments and supplements to the Company's Charter.

Results of the voting.
On the first item:
Number of distributed voting papers: 8851 (14 071 250 votes)
Number of submitted voting papers: 1 633 (8 156 540 votes)
"INVALID": 13 (3966 votes, 0,05%)
"IN FAVOR": 8 140 615 votes (99,52%)
"AGAINST": 8 123 votes (0,10%)
"ABSTAINED FROM VOTING": 3 836 votes (0,05%)
On the second item:
Number of distributed voting papers: 5150 (10 553 425 votes)
Number of submitted voting papers: 897 (7 093 371 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 742 votes (99,7%)
"AGAINST": 1 725 votes (0,02%)
"ABSTAINED FROM VOTING": 548 votes (0,00%)
On the third item:
1. Making amendments and supplements to the paragraph 2.7, article 2 of the Company's Charter
Number of submitted voting papers: 897 (7 093 362 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 671 votes (99,7%)
"AGAINST": 1 730 votes (0,02%)
"ABSTAINED FROM VOTING": 605 votes (0,00%)
2. Making amendments and supplements to the paragraph 7, item 4.2, article 4 of the Company's Charter
Number of submitted voting papers: 897 (7 093 362 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 782 votes (99,7%)
"AGAINST": 1 780 votes (0,03%)
"ABSTAINED FROM VOTING": 444 votes (0,00%)
3. Making amendments and supplements to the paragraph 11.9, article 11 of the Company's Charter
Number of submitted voting papers: 897 (7 093 362 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 801 votes (99,7%)
"AGAINST": 1 762 votes (0,02%)
"ABSTAINED FROM VOTING": 443 votes (0,00%)

Resolutions approved:

On the first item: to reorganize Public Joint Stock Company "Southern Telecommunications Company" through merger of: Public Joint Stock Company " Electrosvyaz of Adygueya Republic", Public Joint Stock Company " Svyazinform" of Astrakhan region, Public Joint Stock Company " Electrosvyaz" of Volgograd region, Public Joint Stock Company " Kabardino-Balkarskie Telecommunications", Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic, Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Rostov region, Public Joint Stock Company " Sevosetinelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Stavropol Territory, into it.
To approve:

- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Adygueya Republic into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Svyazinform" of Astrakhan region into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Volgograd region into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Kabardino-Balkarskie Telecommunications" into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Rostov region into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company "Sevosetinelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;*
- *Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Stavropol Territory into "Southern Telecommunications Company" Public Joint Stock Company.*

On the second item:
To determine:

- *declared common shares with a par value of 35.97 rubles 17 807 876 in number amounting to 640 549 299 rubles 72 kopecks. Common shares placed within the limits of declared ones give their holders the same rights as the Company's already placed common shares.*
- *declared preferred shares type A with a par value of 35.97 rubles 5 701 305 in number amounting to 205 075 940 rubles 85 kopecks. Preferred shares placed within the limits of declared ones give their holders the same rights as the Company's already placed preferred shares.*

On the third item:

1. *List of the following subsidiaries shall be added to paragraph 2.7 of Article 2:*
"*Electrosvyaz of Adygueya Republic", 22a, Zhukovskogo Str.,Maykop, Adygueya Republic, 352 700*
"*Svyazinform "of Astrakhan region", 7/8 Teatralny per., Astrakhan, 414 000*
"*Volgogradelectrosvyaz", 9 Mira Str., Volgograd, 400 131*
"*KabBalkTelecom", 14 Shoguentsukova Str., Nalchik, Kabardino-Balkaria Republic*
"*Electrosvyaz of Kalmykia Republic", 255, Lenin Str., Elista, Kalmykia Republic, 358 000*
"*Karachaevo-Cherkesskelectrosvyaz", 17, Soyuzny per., Cherkessk, Karachaevo-Cherkessk Republic, 357 000*
"*Rostovelectrosvyaz", 47 Bratski per., Rostov-on-Don, 344 082*
"*Sevosetinelectrosvyaz", 8a Butyrina Str., Vladikavkaz, Severnaya Osetia-Alania Republic, 362 040*
"*Electrosvyaz" of Stavropol Territory", 10/12 pr. Oktyabrskoi revolutsii, Stavropol, 355 035*
2. *Paragraph 7 of item 4.2 of Article 4 shall be set forth as follows:*
"*The Company's declared shares are common shares with nominal value of 35 rubles 97 kopecks 17 807 876 in number amounting to 640 549 299 rubles 72 kopecks and preferred shares type A with a par value of 35.97 rubles 5 701 305 in number amounting to 205 075 940 rubles 85 kopecks. The Company's shares placed within the limits of declared ones give their holders the same rights as the already placed shares of the corresponding category (type).*"
3. *Subparagraph 33 shall be added to paragraph 11.9 of Article 11 as follows:*

"33) Approval of a person to be assigned a Director of the Company subsidiary at the General Director's presentation;". Subparagraphs 33-35 in the current edition shall be considered subparagraphs 34-36 accordingly.

43. Information about reorganizations of the issuer and its subsidiaries & affiliated establishments.

The Company's Extraordinary General shareholders' meeting approved a resolution on the Company reorganization through merger of several telecom operators of the Southern Federal District into it.

In item 19.1.3. read next:
The shareholder's charter capital share: 25% -2

In item 25.1.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.2.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.3.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.4.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.5.2. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.6.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.7.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

44. Additional essential information about the issuer.
Additional essential information on the issuer for the reported period doesn't exist.

B. Information on the issuer's economic and financial activity

45. Annual accounts for the last three financial years

Not to be presented for the period under report..

46. The issuer's accounts for the quarter under review

Not to be presented for the period under report..

47. Events resulting in increasing or decreasing the issuer's asset value in the reported quarter by more than 10 %.

Not to be presented in the report for IV quarter..

48. Events resulting in increasing the issuer's net profits (losses) in the reported quarter by more than 20% as compared to the preceding one:

Not to be presented in the report for IV quarter..

49. Information about the formation and usage of reserve and other special funds of the issuer.

Size of reserve fund at the end of the reported quarter (thousand rubles):
Volume of receipts into the reserve fund in the reported quarter (thousand rubles): 0
Volume of means used from the reserve fund in the reported quarter (thousand rubles): 0

Name (purpose) of the special fund: SOCIAL SPHERE FUND
Amount of the fund at the end of the reported quarter (RUR thousand):
Volume of receipts into the fund in the reported period (RUR): 0
Volume of means used from the fund in the reported period (RUR): 0

50. The issuer's contracts in the reported quarter exceeding 10 % of the issuer's assets at the end of the quarter, preceding the reported one.
Such contracts didn't take place

51. Information about the directions of usage of cash resources resulting from registration of issued securities.
There/s no such directions of the means' usage in the reported quarter.

52. Borrowing current assets received by the issuer and its branches during the quarter under review.
Information about the amount of borrowing current assets received by the issuer as at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period(RUR)
Long-term credits of banks			-	
Including not repaid in time	-	-	-	-
Other long-term loans		-		
Including not repaid in time	-	-		
Short-term credits of banks			-	
Including not repaid in time				
Bank credits for the employees				
Including not repaid in time				
Other short-time loans				
Including not repaid in time				

53. Accounts receivable and payable of the issuer and its subsidiaries during the reported quarter.

Information about the amount of the issuer's accounts receivable and payable at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period (RUR)
1)Accounts receivable:				
Short-term				
Including overdue				
Including overdue for more than 3 months				
Including on:				
Long-term				
Including overdue				
Including overdue for more than 3 months				
2)Accounts payable:				
Short-term				
Including overdue				
Including overdue for more than 3 months				
Including on:				
Long-term				
Including overdue				
Including overdue for more than 3 months				
Including on:				
Securities:				
Received				
Including from third persons				
Including on:				
Securities:				
given				
Including to third persons				
Including on:				
3) Bill circulation:				
Given bills				
Including overdue				
Including on:				
Received bills				
Including overdue				
Including on:				

54. The issuer's financial investments.

Information about the issuer's financial investments as at the end of the reported period:

Description	Investments rate as at the end of the reported quarter(RUR)		
	Short-term (up to 1 year)	Long-term (above 1 year)	Total
Investments into government securities of the Russian Federation	-	-	-
Investments into government securities of the subjects of the Russian Federation	-	-	-
Investments into securities of the institutions of local governing	-	-	-
Investments into shares of other companies	-		
Investments into bonds and other debentures	-	-	-
Other granted loans	-	-	-
Investments into the issuer's branch establishments			
Investments into the issuer's subordinate companies	-		

Financial investments into companies wound out of business according to statutory order in the Russian Federation

Name of the company	Date of winding - up	Decision-making authority	Rate of investments (RUR)
			-
Total			-

Financial investments into companies declared bankrupt according to statutory order in the Russian Federation

Name of the company	Date of winding-up	Decision-making authority	Rate of investments (RUR)
			-
Total			-

Total issuer's assets rate as at the end of the reported quarter (RUR)	

Financial investments in the companies exceeding 10 % of the issuer's assets as at the date of ending of the reported quarter		
Name of the company	**Amount of investments (RUR)**	**Share in assets**
	-	
Total	-	

55. Other important information about the issuer's economic and financial activity:
none

C. Information about the issuer's securities

56. Information about the issuer's shares.

Number of issue: *1*
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued securities: ***298 310***
Total volume of the issue: ***298 310 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***298 310***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :

The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
none

Number of issue: *1*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***140 713***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***140 713***

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:

Number of issue: *1*
Category: ***preference***
Type of shares: ***Type B***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***123 827***
Total volume of the issue: ***123 827 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***All the shares are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***123 827***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
None

Number of issue: ***2***
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***422 137 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***
Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:

Date of registration:*22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
none

Number of issue: *2*
Category: ***preference***
Type of shares : ***preference of type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
All the shares of the issue are cancelled
Market information about the issued shares:
All the shares of the issue are cancelled

Additional important information about the issued shares:
none

Number of issue: *3*
Category: ***common***

Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35 970 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***379 606 697 250***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1807***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Off-board securities' market
Non-commercial partnership " Trade System RTS", "Frankfort and Berlin Stock Exchanges
ADR-1 representing common shares – OTC USA

Additional important information about the issued shares:
none

Number of issue: ***3***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35. 970***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1808***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***

Period of placement: ***from 02.06 1997 till 24.10.1997***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***
Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Off-board securities' market
Non-commercial partnership " Stock Exchange RTS"
ADR-1 representing common stock – OTC USA, Frankfort and Berlin Stock Exchanges.

Additional important information about the issued shares:
None

Number of issue: ***4***
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***1 150 323 325***
Total volume of the issue: ***379 606 697 25***

Information about the issue's state registration:
Date of registration:*27.12.2001*
Registration number: ***1-04-00062-A***
Authority realized the state registration: ***FKCB of Russia***

Method of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***is being placed***
Number of placed shares at the end of the quarter under report:

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Auction is temporally stopped till the registration of the report on the results of the securities' issue is made.

Additional important information about the issued shares:
Each nominal uncertificated common share with a par value of 35.97 rubles is converted into 109 nominal uncertificated common shares with a par value of 0.33 rubles each during split-up. Correspondingly, conversion ratio is 109.

Conversion of shares takes place among the "Southern Telecommunications Company" PJSC's shareholders on the 14-th business day from the date of state registration of the securities' issue.
Conversion of shares takes place among the "Southern Telecommunications Company" PJSC's shareholders according to the register of shareholders at the date of conversion.
Additional payments concerning such conversion of shares are not stipulated.

Number of issue: ***4***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***0.33***

Total number of the issued securities: ***383 442 925***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration:***27.12.2001***
Registration number: ***2-04-00062-A***
Authority realized the state registration: ***Federal Commission on Securities' Market of Russia***

Method of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***is being placed***
Number of actually registered shares at the end of the quarter under report:

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Auction is temporally stopped till the registration of the report on the results of the securities' issue is made.

Additional important information about the issued shares:
Each nominal uncertificated common share with a par value of 35.97 rubles is converted into 109 nominal uncertificated common shares with a par value of 0.33 rubles each during split-up. Correspondingly, conversion ratio is 109.
Conversion of shares takes place among the "Southern Telecommunications Company" PJSC's shareholders on the 14-th business day from the date of state registration of the securities' issue.
Conversion of shares takes place among the "Southern Telecommunications Company" PJSC's shareholders according to the register of shareholders at the date of conversion.
Additional payments concerning such conversion of shares are not stipulated.

57. Information about the issuer's bonds.

Issue of bonds didn't take place

D. Other information about the issuer's securities.

58,59,60. The issuer's shareholders' rights. The issuer's share dividends .
58.1
Category of shares: ***common***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***common nominal non-documentary***
Rights of a shareholder of this category: ***The Company's ordinary shareholders can participate in a General shareholders' meeting with voting authority on all questions within its terms of reference, they also have the right to get dividends, and in case of the Company's liquidation – to get a part of its property.***

Dividends for shares of this category (type):
Period : ***1995***
One share dividend (RUR) : ***0,171***
Total amount of dividends for shares of this type (category) (RUR) : ***1 812 000***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***1 812 000***

Period : ***1996***
One share dividend (RUR) : ***0,53***
Total amount of dividends for shares of this type (category) (RUR) : ***5 593 000***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***5 593 000***

Period : ***1997***
One share dividend (RUR) : ***0,935***
Total amount of dividends for shares of this type (category) (RUR) : ***9 867 452.4***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***9 867 452,4***

Period : ***1998***
One share dividend (RUR) : ***0,6***
Total amount of dividends for shares of this type (category) (RUR) : ***6 332 055***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***6 332 055***

Period : ***1999***
One share dividend (RUR) : ***1,94***
Total amount of dividends for shares of this type (category) (RUR) : ***20 473 664***

Total amount of dividends actually paid for shares of this category (type) (RUR):
20 473 664

Size of dividend , date of payment of which does not start (RUR): ***0***

58.2

Category of shares: ***preference***
Type of shares : ***A***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***preference nominal non-documentary***
Rights of a shareholder of this category (type): ***The Company's preference shareholders can participate in a general shareholders' meeting with voting authority on questions about the Company's reorganization and liquidation. The preference shareholders have the voting authority at the general shareholders' meeting on the questions dealing with amendments and changes in the Company's Charter , limiting the rights of the shareholders of this type of actions, including definition or increasing of the dividend size and (or) definition or increasing of liquidation value, paid for preference shares of preceding succession, and also giving priority in order of dividend payments and (or) shares' liquidation value to shareholders' of preference shares of other type.***

Preference shareholders have the right to receive the shares' nominal value if the Company is liquidated.

Dividends for shares of this category (type):
Period : ***1995***
One share dividend (RUR) :***2,575***
Total amount of dividends for shares of this type (category) (RUR) : ***9 060 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
9 060 000

Period : ***1996***
One share dividend (RUR) :***5,299***
Total amount of dividends for shares of this type (category) (RUR) : ***18 644 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
18 644 000

Period : ***1997***
One share dividend (RUR) :***7,012***
Total amount of dividends for shares of this type (category) (RUR) : ***24 666 989***
Total amount of dividends actually paid for shares of this category (type) (RUR):
24 666 989

Period : ***1998***
One share dividend (RUR) :***3***
Total amount of dividends for shares of this type (category) (RUR) : ***10 553 475***
Total amount of dividends actually paid for shares of this category (type) (RUR):
10 553 475

Period : ***1999***

One share dividend (RUR) : ***8,32***
Total amount of dividends for shares of this type (category) (RUR) : ***29 268 304***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***29 268 304***

Size of dividend , date of payment of which does not start (RUR):***0***

61. Limitations in the securities' circulation.

See items 56 and 57

62. Other important information about the issuer's securities.

No such information.

"Southern Telecommunications Company" PJSC
Location: 66 Karasunskaya St., Krasnodar 350 000

PROTOCOL № 11
of the Extraordinary General shareholders' meeting

Date: December 21, 2001

Venue: pos. Olginka, Health complex "Orbita" CJSC, Tuapse district. Krasnodar Territory

Time: 11:00 Moscow time

Form of meeting: in praesentio (joint personal presence)

AGENDA

1. Reorganization of Public Joint Stock Company "Southern Telecommunications Company" through merger of: Public Joint Stock Company " Electrosvyaz of Adygueya Republic", Public Joint Stock Company " Svyazinform" of Astrakhan region, Public Joint Stock Company " Electrosvyaz" of Volgograd region, Public Joint Stock Company " Kabardino-Balkarskie Telecommunications", Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic, Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Rostov region, Public Joint Stock Company " Sevosetinelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Stavropol Territory, into it.
Approval of:

- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Adygueya Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Svyazinform" of Astrakhan region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Volgograd region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Kabardino-Balkarskie Telecommunications" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Rostov region into "Southern Telecommunications Company" Public Joint Stock Company;

- Agreement on merger of Public Joint Stock Company "Sevosetinelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Stavropol Territory

into "Southern Telecommunications Company" Public Joint Stock Company.
2) Determination of the number, nominal value, category (type) of the Company's declared shares and the rights they give.
3)Making amendments and supplements to the Company's Charter.

About the results of the participants' registration and the quorum of the General shareholders' meeting (reporter – Gorbachev V.L.)

10 553 425 registered common shares representing 10 553 425 votes on all questions within the terms of reference of the General shareholders' meeting and 3 517 825 registered preference shares representing 3 517 825 votes on the first item of the agenda (on the Company reorganization).
By the end of registration 1 636 shareholders and their proxies were registered with number of votes totaling 8 179 662 that constituted 58,13% of total amount of votes represented by the company's placed voting shares determining the quorum of the first item of the agenda, and 7 111 883 votes that constituted 67,38% of total amount of votes represented by the company's placed voting shares determining the quorum of the second and the third item of the agenda.

The Counting commission concluded that the Extraordinary General shareholders' meeting has a quorum in compliance with Article 58 of the Federal Law "On Joint Stock Companies" because the registered participants – shareholders (their proxies) owned in the aggregate more than half of the Company's placed voting shares (Protocol № 1 of the Counting commission is attached).
On completion of registration at 11:00 Extraordinary General shareholders' meeting declares open.

In compliance with paragraph 13.4 of the Company Charter Gorbachev Vladimir Lukich, General Director, acts as a Chairman of the General shareholders' meeting.
Presidium:

1. Gorbachev V.L., General Director of "Southern Telecommunications Company" PJSC.

Minutes of the General shareholders' meeting are kept by Ryzhikova N.A., chairman of the secretariat of the Extraordinary General shareholders' meeting.

Gorbachev V.L.
On account of the results of quorum determination I declare "Southern Telecommunications Company" PJSC's Extraordinary General shareholders' meeting open. Questions on agenda items and reports of the speakers should be forwarded to secretariat in written form.

Gorbachev V.L.
Let's go to the discussion of the agenda items.

I shall speak to the meeting on the first item of the agenda.

Key theses of the report:
Question on the Company reorganization is initiated by the Company principal shareholders interested in increasing value and liquidity of their investments in the Company's shares.
10 joint stock companies, providing telecom services on the major part of the territory of the Southern Federal District, take part in the process of reorganization.
The reorganization will be realized through merger of nine joint stock companies into "Southern Telecommunications Company" PJSC.
Necessity of reorganization is caused by:

- shortage of own investment resources;
- increasing pressure of competition;
- drive for maximization of the market value and liquidity of the Company shares;
- drive for maximization of the Company profit and telecom market share.

The Company Board of Directors approved the terms of merger and considered reorganization beneficial for shareholders of all the joint stock companies.

On October,19 2001 the Board of Directors of "Southern Telecommunications Company" PJSC approved a resolution on calling the present General shareholders' meeting, determined venue, date and time of its conducting, date of making a list of shareholders entitled to participate in the present General shareholders' meeting approved the agenda.
Extraordinary General shareholders' meetings of the merging joint stock companies has already been held by the moment of conducting the present General shareholders' meeting, and the companies' shareholders voted in favor of reorganization.

The secretariat didn't receive any questions on the first item of the agenda and on the report. Sotnikova L.B., Chairman of the Counting commission, takes the floor to explain the voting procedure.

Sotnikova L.B.
She clarified the voting procedure.

Gorbachev V.L.
I ask to vote on the first item of the agenda (you should keep the chosen variant in the voting paper № 1, item №1.)

(Voting)

Gorbachev V.L.
We go to the second item of the agenda. Litvinov A.A., Deputy General Director of "Southern Telecommunications Company" PJSC , has the floor.

Litvinov A.A.
Main theses of the report
One of the key and necessary steps towards the merger of telecom operators of the Southern Federal District is definition of the Company declared shares.

As the reorganization takes place through merger of other operators into our Company, it is necessary to issue the Company additional common and preference shares for conversion of common and preference shares of other telecom operators into such shares.
Our Company will not be able to realize the procedures of merger of other operators into it without approval of resolution on declared shares.
The number of declared and preference shares submitted for your consideration was calculated as follows:
Amount of common and preference shares of each incorporated operator was multiplied by corresponding ratio of shares' exchange, and then the results were added together
Besides, the existing number of declared common and preference shares according to the Company's Charter is added to this amount.
Common and preference shares placed within the limits of declared ones have the same rights as common and preference shares which have already been placed among the shareholders.

Gorbachev V.L.
I ask to vote on the second item of the agenda (you should keep the chosen variant in the voting paper № 2, item №1.)

(Voting)

Gorbachev V.L.
We go to the third item of the agenda. Ignatenko N.I., Head of legal department of "Southern Telecommunications Company" PJSC , has the floor.

Ignatenko N.I.
Main theses of the report
The proposed amendments and supplements to the Charter are associated with current reorganization of the Company.
The first part of the amendments is related to the list of the Company's subsidiaries.
9 new subsidiaries were added to the list, the Board of Directors approved a resolution on their establishment on October 19, 2001. Transfer of business of incorporated companies into "Southern Telecommunications Company" PJSC is based on these subsidiaries.
The second part of the amendments is related to definition of new amount of declared common and preference shares.
The third part of the amendments is related to the expansion of the Board of Directors' authority and to the part concerning necessity of the Board of Directors' approval of a person assigned a Director of the Company's subsidiary.

Gorbachev V.L.
I ask to vote on the third item of the agenda (you should keep the chosen variants in the voting paper № 3, items №1, №2, №3.)

(Voting)

Gorbachev V.L.

We received the results of voting on the first item of the agenda. Sotnikova L.B., Chairman of the Counting commission, will read the protocol of the Counting commission.

Sotnikova L. B.
RESULTS OF VOTING ON THE FIRST ITEM OF THE AGENDA:
75% voting shares, that took part in the voting, should vote in favor of this item of the agenda to adopt the resolution on it.

Number of distributed voting papers: 8851 (14 071 250 votes)
Number of submitted voting papers: 1 633 (8 156 540 votes)
"INVALID": 13 (3966 votes, 0,05%)
"IN FAVOR": 8 140 615 votes (99,52%)
"AGAINST": 8 123 votes (0,10%)
"ABSTAINED FROM VOTING": 3 836 votes (0,05%)

RESOLUTION APPROVED:
TO REORGANIZE Public Joint Stock Company "Southern Telecommunications Company" through merger of: Public Joint Stock Company " Electrosvyaz of Adygueya Republic", Public Joint Stock Company " Svyazinform" of Astrakhan region, Public Joint Stock Company " Electrosvyaz" of Volgograd region, Public Joint Stock Company " Kabardino-Balkarskie Telecommunications", Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic, Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Rostov region, Public Joint Stock Company " Sevosetinelectrosvyaz", Public Joint Stock Company " Electrosvyaz" of Stavropol Territory, into it.
TO APPROVE:

- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Adygueya Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Svyazinform" of Astrakhan region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Volgograd region into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Kabardino-Balkarskie Telecommunications" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Kalmykia Republic into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Karachaevo-Cherkesskelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Rostov region into "Southern Telecommunications Company" Public Joint Stock Company;

- Agreement on merger of Public Joint Stock Company "Sevosetinelectrosvyaz" into "Southern Telecommunications Company" Public Joint Stock Company;
- Agreement on merger of Public Joint Stock Company " Electrosvyaz" of Stavropol Territory into "Southern Telecommunications Company" Public Joint Stock Company.

(Protocol №2 of the Counting commission is enclosed).

While counting the results of voting on items 2 and 3 of the agenda I suggest to have a break and during the break I suggest to watch a film about "Southern Telecommunications Company" PJSC.

(review of the film)

We received the results of voting on the second and the third items of the agenda. Sotnikova L.B., Chairman of the Counting commission, will read the protocols of the Counting commission.

Sotnikova L. B.

RESULTS OF VOTING ON THE SECOND ITEM OF THE AGENDA:

More than 75% voting shares, that took part in the voting, should vote in favor of this item of the agenda to adopt the resolution on it.

Number of distributed voting papers: 5150 (10 553 425 votes)
Number of submitted voting papers: 897 (7 093 371 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 742 votes (99,7%)
"AGAINST": 1 725 votes (0,02%)
"ABSTAINED FROM VOTING": 548 votes (0,00%)

RESOLUTION APPROVED:
TO DETERMINE:

- declared common shares with a par value of 35.97 rubles 17 807 876 in number amounting to 640 549 299 rubles 72 kopecks. Common shares placed within the limits of declared ones give their holders the same rights as the Company's already placed common shares.
- declared preferred shares type A with a par value of 35.97 rubles 5 701 305 in number amounting to 205 075 940 rubles 85 kopecks. Preferred shares placed within the limits of declared ones give their holders the same rights as the Company's already placed preferred shares.

(Protocol №3 of the Counting commission is enclosed).

RESULTS OF VOTING ON THE THIRD ITEM OF THE AGENDA:

More than 75% voting shares, that took part in the voting, should vote in favor of this item of the agenda to adopt the resolution on it.

1. Making amendments and supplements to the paragraph 2.7, article 2 of the Company's Charter

Number of submitted voting papers: 897 (7 093 362 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 671 votes (99,7%)
"AGAINST": 1 730 votes (0,02%)
"ABSTAINED FROM VOTING": 605 votes (0,00%)

RESOLUTION APPROVED:

List of the following subsidiaries shall be added to paragraph 2.7 of Article 2:

"Electrosvyaz of Adygueya Republic", 22a, Zhukovskogo Str.,Maykop, Adygueya Republic, 352 700
"Svyazinform"of Astrakhan region", 7/8 Teatralny per., Astrakhan, 414 000
"Volgogradelectrosvyaz", 9 Mira Str., Volgograd, 400 131
"KabBalkTelecom", 14 Shoguentsukova Str., Nalchik, Kabardino-Balkaria Republic
"Electrosvyaz of Kalmykia Republic", 255, Lenin Str., Elista, Kalmykia Republic, 358 000
"Karachaevo-Cherkesskelectrosvyaz", 17, Soyuzny per., Cherkessk, Karachaevo-Cherkessk Republic, 357 000
"Rostovelectrosvyaz", 47 Bratski per., Rostov-on-Don, 344 082
"Sevosetinelectrosvyaz", 8a Butyrina Str., Vladikavkaz, Severnaya Osetia-Alania Republic, 362 040
"Electrosvyaz" of Stavropol Territory", 10/12 pr. Oktyabrskoi revolutsii, Stavropol, 355 035

2. Making amendments and supplements to the paragraph 7, item 4.2, article 4 of the Company's Charter

Number of submitted voting papers: 897 (7 093 362 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 782 votes (99,7%)
"AGAINST": 1 780 votes (0,03%)
"ABSTAINED FROM VOTING": 444 votes (0,00%)

RESOLUTION APPROVED:

Paragraph 7 of item 4.2 of Article 4 shall be set forth as follows:

"The Company's declared shares are common shares with nominal value of 35 rubles 97 kopecks 17 807 876 in number amounting to 640 549 299 rubles 72 kopecks and preferred shares type A with a par value of 35.97 rubles 5 701 305 in number amounting to 205 075 940 rubles 85 kopecks. The Company's shares placed within the limits of declared ones give their holders the same rights as the already placed shares of the corresponding category (type)."

3. Making amendments and supplements to the paragraph 11.9, article 11 of the Company's Charter

Number of submitted voting papers: 897 (7 093 362 votes)
"INVALID": 2 (356 votes, 0,00%)
"IN FAVOR": 7 090 801 votes (99,7%)
"AGAINST": 1 762 votes (0,02%)
"ABSTAINED FROM VOTING": 443 votes (0,00%)

RESOLUTION APPROVED:

Subparagraph 33 shall be added to paragraph 11.9 of Article 11 as follows:
"33) Approval of a person to be assigned a Director of the Company subsidiary at the General Director's presentation;". Subparagraphs 33-35 in the current edition shall be considered subparagraphs 34-36 accordingly.

Gorbachev V.L.
The agenda is settled, I declare the meeting closed.

Chairman of the meeting: **V.L. Gorbachev**

Secretary of the meeting: **N.A. Ryzhikova**

APPROVED
By Board of Directors of "UTK" PJSC
Minutes № ____9____ at 25.10.2001__
Chairman of Board of Directors V.E.Belov____________

QUARTERLY REPORT

OF THE EMISSIVE SECURITIES' ISSUER

for: III quarter of 2001

Public Joint-Stock Company "Southern Telecommunications Company"

The issuer's code: 00062-A

Location: 66, Karasunskaya St., Krasnodar
Mail address: 66, Karasunskaya St., Krasnodar

Information contained in this quarterly report is to be published in accordance with legislation of the Russian Federation on securities

General Director V.L. Gorbachev________________________

1-st Deputy Chief Accountant A.A.Pustovit

____
25.10.2001

Contact persón : ***Andrei Alexandrovich Litvinov***
Deputy General Director
Phone*(8612) 53-47-75* Fax: ***(8612) 53-19-69***
E-mail: ***litvinov@kes.kuban.ru***

A. Information about the issuer.

9. **Issuer's full identifying name:**
   Public Joint-Stock company "Southern Telecommunications Company"

10. **Abbreviated name:**
   PJSC "UTK"

11. **Information about the changes in the issuer's name and legal-organizational form.**
   Public Joint-Stock Company "Southern Telecommunications Company"
   PJSC "UTK"
   Introduced: ***28.06.2001***

   Public Joint-Stock company "Kubanelectrosvyaz"
   OAO "Kubanelectrosvyaz"
   Introduced: ***6.06.1996***

   Open-type Joint-Stock company "Kubanelectrosvyaz"
   OJSC "Kubanelectrosvyaz"
   Introduced: ***20.05.1994***

   Present-day name was introduced on ***28.06.2001***

12. **Information about the issuer's national registration and licenses.**
   Date of the issuer's state registration: ***20.05.1994***
   Certificate of state registration number***: № 494***
   Registered by ***the Krasnodar Registration Board***

   Licenses:
   Number: ***3035***
   Date of issue: ***4.11.1996***
   Valid till: ***1.10.2004***
   Issued by: ***Ministry of Communications of the Russian Federation.***
   Activity category: ***Rendering telecommunication services***

   Number: ***23016677***
   Date of issue: ***10.03.1999***
   Valid till: ***10.03.2002***
   Issued by: ***Krasnodar regional branch of Federal Licensing center of Ministry of Construction of the Russian Federation***
   Activity category: ***Providing engineering services***

   Number: ***15692***
   Date of issue: ***8.09.2000***
   Valid till: ***8.09.2003***
   Issued by: ***Ministry of Communications of the Russian Federation.***

Activity category: ***Rendering paging services***

Number: *17012*
Date of issue: *25.01.2001*
Valid till:*25.01.2006*
Issued by: ***Ministry of Communications of the Russian Federation.***
Activity category: ***Rendering mobile wireless communication services***

13. Identification tax-payer number:
2308025192

14. The issuer's sectional belonging.
Codes OKONH:
52300

15. Location, mail address and contact numbers:
Location: ***66, Karasunskaya St., Krasnodar***
Mail address: ***66, Karasunskaya St., Krasnodar***
Tel: ***(8612) 53-20-56*** Fax: ***(8612) 53-19-69***
E-mail: securdep@mail.stcompany.ru

16. Information about the issuer's auditor.
Name: ***CJSC "Arthur Andersen"***
Location: ***52/2 Kosmodamianskaya naberezhnaya, Moscow***
INN: *7701006684*
Mail address: ***52/2 Kosmodamianskaya naberezhnaya, Moscow***
Tel: ***755-97-00*** Fax: ***755-99-10***
E-mail : russia@arturandersen.com

Information about the auditor's license:
Number: ***006000***
Date of issue: ***28.06.2000***
Valid till: ***28.06.2003***
The license is issued by: ***Ministry of Finance of the Russian Federation***

17. Information about the organizations that record the rights to the issuer's securities.
Registrar:
Name: ***Closed Joint-Stock Company "Kuban Registration Center"***
Location: ***Krasnodar***
Mail address: ***52, Atarbekova St., Krasnodar 350049***
Tel: ***65-11-14*** Fax: ***65-11-14***
E-mail : ***audi@aacorp.ru***

License:
Number: ***01142***
Date of issue: ***5.10.1996***
Valid till: ***9.01.2003***
The license is issued by: ***The Federal Commission of Securities and Stock***

Market at the Government of the Russian Federation

This Registrar has kept the issuer nominal securities' register since: *1.10.1997*

Centralized deposit of the issued securities did not take place during the reporting quarter.

18. The issuer's depositary.

Does not exist

19. The issuer's shareholders

Total shareholders' number: ***8 701***

Shareholders possessing more than 5% of the issuer's authorized capital:

19.1. Name: ***Open Joint Stock Company "Investment communications company"***

Location: ***Moscow***

Mail address: ***55/2, Pluszczikha St., Moscow, 119121***

The issuer's authorized capital share: ***38%***

Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.1.1 Name: ***Ministry of Property Relations of the Russian Federation***

Location: ***Moscow***

Mail address: ***9, Nickolski per., Moscow 103685***

The shareholder's charter capital share: ***50% + 1***

19.1.2 Name: ***Mustcsom Limited***

Location: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***

Mail address: ***22/13, Voznesenski pereulok, Moscow, 103 009***

The shareholder's charter capital share: ***25% + 1***

19.1.3 Name: ***Russian Fund of Federal Property***

Location: ***19, Novy Arbat St., Moscow, 103 025***

Mail address: ***9, Leninski prospect, Moscow, 117 049***

The shareholder's charter capital share: ***25%***

19.2 Name: ***Closed Joint Stock Company "Bank Credit Suisse First Boston" (nominal holder)***

Location: ***Moscow***

Mail address: ***5, Nikitski Per., Moscow, 103009***

The issuer's authorized capital share: ***15,68% (nominal shareholder)***

Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.1.3 Name: ***Credit Suisse First Boston***

Location: ***Switzerland***

Mail address: ***8, Paradeplats***

The shareholder's charter capital share: ***98%***

19.3. Name: ***Closed Joint Stock Company "Depositary and Clearing Company"(nominal holder)***

Location: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***

Mail address: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***

The issuer's authorized capital share: ***6,86 % (nominal holder)***

Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

19.4Name: ***Joint Stock Commercial Bank "Chase Manhattan Bank International" (nominee)***

Location: ***Moscow***

Mail address: ***52/4 Kosmodamianskaya nab., Moscow***

The shareholder's charter capital share: ***5,17% (nominal holder)***

Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

20. The issuer's management structure.

Top management of the issuer is General shareholders' meeting.
General management except for the issues referred to the sole competence of the General shareholders' meeting is carried out by Board of Directors
Current management is carried out by General Director and the Company Administrative Board.
The Company executive powers control current activity except for the questions referred to the sole competence of a General shareholders' meeting and the Board of Directors.
The Company executive powers provide for implementation of resolutions of General shareholders' meeting and Board of Directors

The General shareholders' meeting's terms of reference according to the Company's Charter (constitutive documents) cover:

1)making amendments and supplements to the Company's Charter and approving the Charter's new edition except the cases dealing with the increase of the authorized capital and mentioned in item 12.4., article 12 of the Charter;
2)making decision on the Company's reorganization;
3)making decision on the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final);
4)determining a quantitative structure of the Board of Directors, electing its members and terminating their powers before the appointed time; approval of rewards and compensations associated with their functions as members of Board of Directors;
5)determining the price limit of declared shares;
6)making resolution on increase of the Company's charter capital by increasing the shares' nominal value or by placement of additional shares, in case Board of Directors does not take the decision on this question by a solid vote;
7)making decision on reduction of the Company's charter capital by decreasing the shares' nominal value, purchasing the Company's shares to reduce their total number or repaying not fully-paid shares, and also by repaying the shares obtained or redeemed by the Company;

8) Formation of the Company's executive power including appointment of the General Director, early cessation of his authority ;
9)electing members of the Company's Auditing Commission (inspector-general) and terminating their authority before the appointed time;
10)approving the Company's auditor;
11)approving the Company's annual reports, balance sheets, income statements, allocation of profits and losses;
12)taking decision on non-use of a shareholder's right of priority to buy the Company's shares and securities offered for open subscription with payment in cash, and on the period of validity of this decision ;
13)procedure for conducting a General shareholders' meeting;
14)forming a Counting Commission;
15)determining form of disclosure of information to the Company's shareholders including publishing body in case notice is to be published;
16)making decision on split-up and combination of the Company's shares;
17)making decision on conclusion of contracts, when there is a self-interest in such contracts of persons having more than 20% of the other party's voting shares, participating in the other party's boards of administration or taking part in these contracts as agents or representatives, in cases:

- *if amount of payments under contract and property under contract value, determined in accordance with current legislation, exceeds 2% of the Company's assets;*
- *if bargain or several interrelated bargains represent the Company's voting shares' registration quantitatively exceeding 2% of voting shares registered by the Company earlier;*
- *if all members of Board of Directors are declared to be persons having self-interest in the bargain.*

18)making decision on concluding large bargains dealing with acquisition or expropriation of the Company's property in cases:

- *if Board of Directors did not make decision on such contract , dealing with property value amounting to 25-50% of the balance sheet assets at the day of making decision, in a solid vote;*
- *if the object of such contract corresponds to the property value exceeding 50% of the Company's balance sheet assets at the day of making decision on concluding the contract;*

19)acquisition and redemption of placed shares by the Company;
20)participating in holdings, financial and industrial groups;
21)making decision on annual dividend payments, approving their size, form and order of payments for each category and type of shares by virtue of the Board of Directors' recommendation;
22)making decisions on reimbursement of expenses at the Company's expense in case of calling an extraordinary meeting by the persons demanding its calling;
23)approving regulations dealing with functioning of the Company's auditing commission and Board of Directors.

General shareholders' meeting has the exclusive right to make resolution on questions mentioned in items 1-5 and 7-18 of article 9.5 These questions can't be solved by the Company's Executive board or its Board of Directors.

Shareholders, having the right to vote at the General shareholders' meeting on the questions put to vote, are:

-shareholders of the Company's common shares;

-shareholders of the Company's preferred shares in cases mentioned in Article 6 of the Company's Charter;

A voting share is a common or preferred share that entitles its holder to vote on the question put to vote.

The principle of voting at the General shareholders' meeting is statutory voting ("one Company's voting share represents one vote") except for the cases of cumulative voting on election of the Company's Board of Directors.

Decisions on questions mentioned in paragraphs 1,2,5,5,18 must be voted for by ¾ of common shareholders present in person or in proxy.

Decision on article 18 is taken at the General meeting by a majority vote of voting shareholders not having self-interest in the bargain .

Decisions on other questions are taken by a majority vote of voting shareholders present at the General meeting.

Decisions on questions mentioned in items 2,11,12,14-21 are taken by the General shareholders' meeting only on application of the Board of Directors.

Decisions of the annual general shareholders' meeting on questions mentioned in items 4,8,9,10,11 can't be voted in absentia (by opinion polling).

General shareholders' meeting has no right to take decisions on the cases outside its competence.

Shareholders must be informed on the resolutions adopted by the General shareholders' meeting not later than 45 days after the date of adopting resolution in the same way as informing shareholders about the meeting (item 9.1 of the Charter).

Board of Directors' competence according to the Company's Charter:

1.The Company's Board of Directors exercises general management of the Company's activity except for the cases referred to the sole competence of the General shareholders' meeting.

2. The Board of Directors' members are elected at the annual General shareholders' meeting annually. Their authorities come into force since the moment of election by the annual general meeting till the election (reelection) of new members of the Board of Directors by the next annual general shareholders' meeting . The Board of Director's members can be elected unlimited times.

A shareholder or a shareholder's proxy – a natural person, run as a candidate to the Board of Directors by the Company's shareholders , possessing at least 2 % of the Company's voting shares, can be elected a Board of Director's member.

Board of Directors is elected in number of 9 persons by cumulative voting. In cumulative voting each voting share shall carry a number of votes equal to the total

number of Board of Directors members. A shareholder (a proxy) may cast all votes carried by the shares owned by him in favor of one candidate or distribute them among several candidates for the Company's Board of Directors.
The candidates, who receive the majority of votes shall be deemed elected to the Company's Board of Directors.
3.In case of electing the Board of Directors' members by cumulative voting, the resolution on early authorities' cessation can be approved only regarding all members of the Company's Board of Directors.
4. The Company's Administrative Board's members must not constitute the majority of the Board of Directors' members. The person, who carries out the functions of individual executive power (General Director), must not be at the same time the Chairman of the Company's Board of Directors.
5. The Chairman of the Board of Directors is elected from its members by a majority vote.
The Company's Board of Directors can re-elect its Chairman at any time by a majority vote of total members of the Board of Directors.
6. The Chairman of the Company's Board of Directors :
- *organizes the Board of Directors' work;*
- *calls the Board of Directors' meetings or organizes voting in absentia;*
- *organizes keeping minutes at the meetings.*

7. In the Chairman's absence his duties are performed by Vice-chairman, elected of the Board of Directors' members by a majority vote.
8. The Company Board of Directors has the rights to take decisions on general management of the Company's activities except for the cases referred to the sole competence of the General shareholders' meeting.
9. The Company's Board of Directors has the sole right to make decisions on the following issues:
1) determining priority directions of the Company's activities (approving business-plan);
2) calling annual and extraordinary shareholders' meetings;
3) approving general meeting's agenda;
4) setting date, place and time of conducting a General shareholders' meeting, setting date of making out a list of shareholders entitled to participate in a General meeting,
determining the way of notification about the holding of a General shareholders' meeting,
determining list of materials to be forwarded to shareholders when preparing a General shareholders' meeting,
determining the form and the text of a voting list;
5) submitting the following issues to a General shareholders' meeting:
- *the Company's reorganization;*
- *non-use of shareholders' priority right to buy the Company's shares or securities converted to the shares;*
- *determining form of providing information to the Company's shareholders including the publishing body in case information is to be published;*
- *split-up and combination of the Company's shares;*
- *conclusion of contracts when there is a self-interest in them of the persons:*

- having self-interest in such contracts
- participating in the other party's boards of administration or taking part in these contracts as agents or representatives;

- *conclusion large bargains dealing with acquisition or expropriation of the Company's property;*
- *taking-up and redemption of placed shares by the Company;*
- *participating in holding companies, financial and industrial groups;*
- *approving annual reports, balance sheets, income statements, allocation of profits and losses;*
- *resolution on annual dividend payments, size, form and order of dividend payments for each category and type of shares;*

6) registration of bonds and other securities;
7) determining the property's market value;
8) buying the Company's placed shares, bonds and other securities;
9) recommendations on rewards and compensations' rates for the members of the Company's Auditing commission and amount of payment to the auditor;
10) recommendations on size and order of dividend payments;
11) using the Company's reserve and other funds;
12) approving the Company's internal regulations dealing with functioning of executive organs;
13) establishing the Company's new branches and agencies and their liquidation, approving Statutes of branches and agencies ;
14) adopting resolutions on the Company's participation (cessation of participation, change of share holding) in other organizations, commercial enterprises or associations by means of selling and buying the shares of other organizations, with the exception of holding companies and financial and industrial groups;
15) concluding large bargains when the object under contract is the property value amounting to 25-50 % of the Company's balance sheet assets at the day of making decision on concluding such bargains;
16)concluding contracts when there is a self-interest in them of the persons:
-being the other side of the contract or taking part in it as agents or representatives;
- having more than 20% of the other party's voting shares or taking part in this contract as agents or representatives;
- participating in the other party's boards of administration or taking part in these contracts as agents or representatives;
17) preliminary approving of the Company's annual report 30 days before the date of annual general shareholders' meeting at the latest, examination of the auditing commission's reports and the auditor's conclusions;
18) approving results of the additional shares' registration;
19) approving the form of a shareholder's demand to redeem his shares and the form of a shareholder's application on redemption of his shares by the Company;
20) electing the Board of Director's Chairman;
21) formation of the Company's collective executive organ and early cessation of its authority, determining reward rates paid to its members;
22) indicating a person authorized to sign contracts (agreements) with General Director and members of Administrative Board;

23) coordinating a contract or several interrelated contracts dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets to the date of taking decision on conclusion of such contracts by the executive organs with the exception of the contracts concluded in the process of regular economic activity;
24) taking decision on choosing an independent registrar (making an agreement with an independent registrar);
25) increasing the Company's authorized capital by increasing the shares' nominal value or by registering additional shares in case of the Board of Directors' solid vote;
26) introducing amendments in the Company's Charter dealing with increasing of the Company's authorized capital based on the decision to increase the authorized capital by increasing the shares' nominal value or by registering additional shares as mentioned in item 4.3. of article 4;
27) approving decisions on securities' issue, the emissions' prospects and reports on the results of securities' issue;
28) determining structure, scope and procedure of protection of data being commercial classified information;
29) making suggestions on the personal membership of the counting commission;
30) approving terms of contracts(agreements), concluded with the General Director and the members of the Administrative Board;
31) prolongation of the Contract with the General Director within the period determined by this Charter;
32) cancellation of the contract with General director in case of early cessation of his authorities by a General shareholders' meeting;
33) consideration the question of rewarding the General Director by results of economic and financial activity;
34) indicating a person authorized to execute the General Director's duties when he can't exercise his authorities himself;
35) other questions specified by the Federal Law "On joint-stock companies" and by this Charter.

10. While exercising their rights and fulfilling the duties, Board of Directors' members must act in favor of the Company's interests , exercise their rights and fulfil their duties towards the Company honestly and reasonably.

Individual and collective executive organs' terms of reference according to the Company's Charter:
The executive organs' terms of reference cover management of the Company's current activities with the exception of the questions referred to the sole competence of the General shareholders' meeting and the Company's Board of Directors.
The Company's executive organs provide for realization of the resolutions adopted by the Company General shareholders' meeting and Board of Directors.

General Director can act on behalf of the Company without letter of attorney including:

- *executes operational control of the Company's activities;*
- *has the right of the first signature in financial documents;*

- *concludes contracts on behalf of the Company, manages the Company's property providing current activities within the Charter limits;*
- *acts on behalf of the Company without letter of attorney, representing the Company's interests in the Russian Federation and in the foreign countries;*
- *approves staff, concludes labor agreements with the Company's employees, imposes penalties and rewards the employees;*
- *presides at a General shareholders' meeting;*
- *directs the Administrative Board's work, presides at its meetings, gives recommendations on the personal membership of the Administrative Board for the Board of Directors' approval;*
- *executes letters of attorney on behalf of the Company;*
- *opens the Company's accounts with banks;*
- *organizes the Company's business accounting reports;*
- *issues orders and gives instructions obligatory for all the Company's employees;*
- *executes other functions necessary for providing the Company's normal activities according to the current legislation and the Company's Charter except for the functions carried out by other management bodies according to the Company's Charter;*
- *issues orders and gives instructions on providing commercial specified information's protection, makes out a List of information being commercial specified information.*

General Director acts as Chairman of the Company's Administrative Board. General Director represents Administrative Board's point of view at the General shareholders' and Board of Directors' meetings .

Administrative Board is a collective executive organ of the Company providing realization of the resolutions adopted by a general shareholders' meeting and the Company Board of Directors.

Administrative Board is formed from the staff of the Company's executive management consisting of not less than 7 members . Board of Directors approves Board of Administration's staff on the General Director's application. Administrative Board acts with the authority of the Company's Charter, "Regulations on the Company's Board of Administration" approved by the Board of Directors and other internal documents of the Company.

Administrative Board holds meetings in case of need. General Director organizes the Administrative Board's meetings, signs all the documents on behalf of the Company and minutes of the Administrative Board's meeting. Minutes are keeping during the Board of Administration's meeting. These minutes are placed at the disposal of the Board of Directors' members, the Auditing commission (inspector-general), the auditor at their request.

General Director and Administrative Board's members can take part in the management boards of other companies only by approval of the Company's Board of Directors.

Resolution on conclusion of contracts, dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets, can be approved only after the obligatory coordination of this resolution at the Board of Directors' meeting.

21.Members of the issuer's Board of Directors (supervisory board) .

Board of Directors
Chairman:

Members of the Board of Directors:
Alexander Valentinovich Apalko
Birthday: *1947*

Posts held during the last 5 years:
Period: ***1994 – 1996***
Company: ***Sochinski GPTUS***
Field: ***Communications***
Post: ***Director***

Period: ***1996 – 2001***
Company: "***Kubanelectrosvyaz" PJSC"***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996 – 2001***
Company: "***Sochielectrosvyaz"***
Field: ***Communications***
Post: ***Director of the subsidiary, Deputy General Manager of "Kubanelectrosvyaz" JSC***

Period: ***1997 –present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1999 – 2000***
Company: ***"Kubintersvyaz"CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001- present time***
Company: ***Public Joint-Stock Company "Southern Telecommunications Company"***
Field: ***Communications***
Post: ***Director of the branch establishment, Deputy General Director of "UTK"PJSC***

Period: ***2001- present time***

Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,05%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***97 500***
Bonus payments (RUR): ***95 318.37***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR):

David Alexander Hern
Birthday: ***1972***

Posts held during the last 5 years:
Period: ***1996 – 1998***
Company: ***Investment fund "Company UNIFUND"***
Field: ***Investments***
Post: ***Manager***

Period: ***1999 – present time***
Company: ***"Branswick Warburg" CJSC***
Field: ***Investments***
Post: ***Specialist***

Period: ***2000 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Vadim Yevguenjevich Belov

Birthday: *1958*

Posts held during the last 5 years:
Period: *1991 – 1997*
Company: ***State Committee for antimonopoly policy and support of new economic patterns***
Field: ***state supervisory institution***
Post: ***Vice-chairman***

Period: *1997 – 1998*
Company: ***" MFK – Renaissance"***
Field: ***Investments***
Post: ***Vice-chairman of the Administrative Board***

Period: *1998 – 1999*
Company: ***"SPK Capital Limited "***
Field: ***Investments***
Post: ***Managing director of the Moscow Agency***

Period: ***1999 – present time***
Company: ***"Svyazinvest" PJSC***
Field: ***Communications***
Post: ***Deputy General Director***

Period: ***1999--present time***
Company: ***"Central Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Korovelektrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-present time***
Company: ***"Volgogradelektrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Electrosvyaz" PJSC, Stavropol region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-present time***
Company: ***"Uralsvyazinform" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Electrosvyaz" PJSC, Primorski region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2000-present time***
Company: ***"Rostelecom" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Novosibirsk region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Sverdlovsk region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Rostov region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***75 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***75 000***

Vladimir Lukich Gorbachev
Birthday: ***1950***

Posts held during the last 5 years:

Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *General Director*

Period: *1996-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-1997*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1997-present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Chairman of the Board of Directors*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Vice-chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Rostov Region*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Sevosetinelectrosvyaz" PJSC*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Volgograd Region*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Kabardino-Balkarskie telecommunications" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2000-present time*
Company: *Association of telecom operators of the Northern Caucasus*
Field: *Communications*
Post: *President*

Period: *2001-present time*
Company: *"Health complex "Orbita"CJSC*
Field: *health and resort services*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,23 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *184 483/31*
Bonus payments (RUR): *343 471.11*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *527 954.42*

Anna M. Sadokhina
Birthday: *1946*

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *First Deputy General Director*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *First Deputy General Director*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *1997 –present time*
Company: *"Kuban-GSM" CJSC*
Field: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *1996 –1997*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Health complex "Orbita" CJSC*
Field: *Health and resort services*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,11 %*
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: *2%*

Rewards paid during the quarter under review:
Salary (RUR): ***155 350***
Bonus payments (RUR): ***263 794***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR):

Irina P. Ukhina
Birthday: ***1945***

Posts held during the last 5 years:
Period: ***1995 – 1996***
Company: ***Ministry of Communications of the Russian Federation***
Field: ***communications***
Post: ***Head of privatization department of the Administration Board for work with federal property and antimonopoly regulation***

Period: ***1996 – 1997***
Company: ***"Investment Communications Company " Public Joint-Stock Company***
Field: ***communications***
Post: ***Chief specialist of the Service of securities and share holdings' management***

Period: ***1997 –1999***
Company: ***"Svyazinvest" PJSC***
Field: ***Communications, investments***
Post: ***Deputy Chief of the Service of share holdings' management***

Period: ***1999 – present time***
Company: ***"Svyazinvest" PJSC***
Field: ***Communications, investments***
Post: ***Deputy Director of the Department of Corporate Management***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 –2000***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 –present time***

Company: *"Yartelecom" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 –present time***
Company: ***"Svyaz" PJSC, Komi Republic***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 –present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000 –present time***
Company: ***"Murmanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Electrosvyaz" PJSC, Volgograd region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Cherepovetselectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period:***2001- present time***
Company: ***"Bryansksvyazinform" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***75 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***75 000***

Vitali M. Yevdokimenko

Birthday: *1949*

Posts held during the last 5 years:
Period: *2000 –present time*
Company: ***Government of the Krasnodar Territory***
Field: ***administrative***
Post: ***Head of transport and communications department***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Anton I. Osipchuk
Birthday: *1967*

Posts held during the last 5 years:
Period: *1993 –1996*
Company: ***"Incombank" PJSC***
Field: ***Banking***
Post: ***Head of economic department***

Period: *1996 –1996*
Company: ***"Incombank" PJSC***
Field: ***Banking***
Post: ***Head of profit-center on securities' transactions and financial-investment consulting***

Period: *1997 –2000*
Company: ***"Telecominvest" PJSC***
Field: ***Communications***
Post: ***Deputy General Director on Economics and Finances***

Period: *2000 –present time*
Company: ***"Svyazinvest" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: *2001 –present time*
Company: ***"Rostelecom" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –present time*

Company: *"Southern Telecommunications Company" PJSC*
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Uralsvyazinform" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinform" PJSC, Nizhegorodskaya region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinform" PJSC, Samarskaya region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"PTS" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"MGTS" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

Georgi A. Romski
Birthday: ***1956***

Posts held during the last 5 years:
Period: ***1995 –2000***
Company: ***"Saint-Petersburg long-distance international telephone" PJSC***
Field: ***communications***
Post: ***Technical director***

Period: ***2000 –present time***

Company: *"Svyazinvest" PJSC*
Field: *communications*
Post: *Deputy General Director*

Period: *2001 –present time*
Company: *"MGTS" PJSC*
Field: *communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Central Telegraph" PJSC*
Field: *communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Electrosvyaz" PJSC, Kaliningradskaya region*
Field: *communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Giprosvyaz" PJSC*
Field: *communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

21. The issuer's individual and collective management organs and their officials.

Individual executive organ and members of the issuer's collective executive organ:
Vladimir L. Gorbachev
Birthday: *1950*

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*

Post: ***General Director***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***General Director***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors.***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chairman of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997-present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Chairman of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Chairman of the Administrative Board***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Vice-chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Field: ***Communications***

Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Rostov Region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Volgograd Region***
Field: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kabardino-Balkarskie telecommunications" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Field: ***Communications***
Post: ***President***

Period: ***2001-present time***
Company: ***"Health complex "Orbita"CJSC***
Field: ***health and resort services***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,23 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***184 483.31***
Bonus payments (RUR): ***343 471.11***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***527 954.42***

Anna M. Sadokhina
Birthday: ***1946***

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***First Deputy General Director***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997 –present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 –1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Health complex "Orbita" CJSC***
Field: ***Health and resort services***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,11 %***

Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: *2%*

Rewards paid during the quarter under review:
Salary (RUR): ***155 350***
Bonus payments (RUR): ***263 794***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR):

Leonid L. Laskavy
Birthday: ***1938***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***First Deputy General Manager – Technical Director***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***First Deputy General Manager – Technical Director***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997-present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: *1998-2001*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Kalmykia Republic*
Field: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,15 %*
Share in the issuer's branch establishments/subordinate companies:
Name: *"Kuban-GSM"CJSC*
Share: *3%*

Rewards paid during the quarter under review:
Salary (RUR): *174 727.32*
Bonus payments (RUR): *288 968*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *463 695.32*

Victor A. Kruzhkov
Birthday: *1952*

Posts held during the last 5 years:
Period: *1994 – present time*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Deputy General Director for Construction and Investment Policy*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Deputy General Director for Construction and Investment Policy*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*
Period: *1996 – present time*
Company: *"Kubintersvyaz" CJSC*
Field: *Communications*
Post: *Chairman of the Board of Directors*

Period: ***1999 – present time***
Company: ***"Avtocentre-Yug" CJSC***
Field: ***car sale and repair***
Post: ***Member of the Board of Directors***

Period: ***1999 – present time***
Company: ***"Armavir communication facilities plant" CJSC***
Field: ***cable production***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Health complex "Orbita" CJSC***
Field: ***resort and health services***
Post: ***Member of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Center of material and technical maintenance" CJSC***
Field: ***Production***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Yugsvyazstroy" CJSC***
Field: ***Construction***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board.***

Period: ***2001 – present time***
Company: ***"Electrosvyaz" PJSC, Astrakhan region***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,22 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***2%***

Rewards paid during the quarter under review:
Salary (RUR): ***155 758.62***
Bonus payments (RUR): ***188 074.49***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***343 833.11***

Alexander P. Shipulin
Birthday: ***1953***

Posts held during the last 5 years:
Period: *1994 – 1997*
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for City, Rural Telephone Communications & Wired Radio***

Period: *1997 – 2001*
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for External Economic Links, Marketing and Advertising***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Deputy General Director for External Economic Links, Marketing and Advertising***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1997***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"Yuzhni Telecom Ltd."***
Field: ***Communications***
Post: ***Director***

Period: *2001-present time*
Company: ***Association of the telecom operators of the Northern Caucasus.***
Field: ***Communications***
Post: ***Executive director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***0,09 %***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: *2,3 %*

Rewards paid during the quarter under review:
Salary (RUR): ***149 628.36***
Bonus payments (RUR): ***183 360.29***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***332 988.65***

Nina I. Ignatenko
Birthday: ***1960***

Posts held during the last 5 years:
Period: *1994 – 1997*
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Legal Consultant of General Director***

Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Head of Department of Law***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Head of Department of Law***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***

Post: ***Member of the Administrative Board***

Period: ***2001 – present time***
Company: ***"Health complex "Orbita" CJSC***
Field: ***resort and health services***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,0007 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***55 838.36***
Bonus payments (RUR): ***85 930.43***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***141 768.79***

Ivan F. Ignatenko
Birthday: ***1945***

Posts held during the last 5 years:
Period: ***1994 – 1999***
Company: ***City Telephone Exchange , "Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Director***

Period:***1999– 2001***
Company: ***Krasnodar City Telecommunication Center , "Kubanelectrosvyaz " PJSC***
Field: ***Communications***
Post: ***Director, Deputy General Director of "Kubanelectrosvyaz" JSC***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Deputy General Director – Director of Krasnodar City Telecommunications Center***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996-present time***
Company: ***"Kubintersvyaz" CJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Field: ***Communications***

Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kuban-GSM" CJSC***
Field: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Field: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Field: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***0,09%***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Kuban-GSM"CJSC***
Share: ***1 %***

Rewards paid during the quarter under review:
Salary (RUR): ***87 301.7***
Bonus payments (RUR): ***29 195.45***
Commission (RUR): ***0***
Other property provisions (RUR): ***33 230.17***
Total (RUR): ***149 727.32***

Andrei A. Litvinov
Birthday: ***1973***

Posts held during the last 5 years:
Period: ***1996 – 1996***
Company: ***"Rostolimpbank" PJSC, Rostov-on-Don***
Field: ***Banking***
Post: ***Economic and legal consultant***

Period:***1996– 1996***
Company: ***"Donagroinvest" TOO APK***
Field: ***Agroindustrial***
Post: ***Manager on economics***

Period: ***1996 – 1997***
Company: ***"Promradtekhbank" AB***
Field: ***Banking***
Post: ***Chief specialist of the Rostov branch of Depositary***

Period: *1997 – 2001*
Company: *"Rostovelectrosvyaz" PJSC*
Field: *Communications*
Post: *Economist, head of securities department*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Deputy General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Field: *Communications*
Post: *Member of the Administrative Board*

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): *104 000*
Bonus payments (RUR): *76 108.17*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *180 108.17*

The person , acting as the issuer's individual executive organ: ***Gorbachev Vladimir Lukich***

23. Rewards paid to the Board of Directors'(supervisory board) members and to other officials of the issuer.

Sum total of rewards paid to the persons, listed in items 21 and 22, during the period under review.
Salary (RUR): *1 164 587.67*
Bonus payments (RUR): *1 704 220.31*
Commission (RUR): *0*
Other property provisions (RUR): *33 230.17*
Total (RUR): *2 902 038.15*

See also items 21 and 22.

24. Information about the legal persons where the issuer has stockholdings.

Legal persons where the issuer 's share accounts for not less than 5 % of their authorized capital :

Name: *"Yugsvyazstroy" CJSC*
Location: *110/1, Ayvazovskogo St., Krasnodar*
Mailing address: *110/1, Ayvazovskogo St., Krasnodar 350040*
The issuer's share in the legal person's authorized capital: *100 %*

Name: *"Health complex "Orbita" CJSC*
Location: ***Olginka, Tuapse district, Krasnodar Region, 352840***
Mailing address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: *"Material and Technical Supplies Center" CJSC*
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Mailing address:***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Avtocenter-Yug " Closed Joint-Stock Company-Branch Establishment***
Location: ***Novorossiysk***
Mailing address:***48, Miskhakskoye Avenue, Novorossiysk, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Mailing address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"TeleRoss-Kubanelectrosvyaz " Closed Joint-Stock Company***
Location: ***Krasnodar***
Mailing address: ***68, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"Kuban - GSM " Closed Joint-Stock Company***
Location: ***Krasnodar***
Mailing address: ***61, Guimnazicheskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***24%***

Name: ***" Krasnodarbank " Commercial Joint-Stock Bank***
Location: ***Krasnodar***
Mailing address:***70, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***13,5 %***

25. Stockholding in the issuer's authorized capital of all legal persons and their officials, where the issuer's share accounts for more than 5% of the authorized capital:

25.1. Name: ***"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Mailing address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.1.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.1.2. ***Vasili G. Kuskov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,13462%***

25.1.3. ***Mikhail G. Baryshnikov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,000987%***

25.1.4. ***Alexander G. Georguizov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,060399%***

25.1.5. ***Vasili E. Fateev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,00803%***

25.2. Name: ***Closed Joint-Stock Company "Health complex "Orbita"***
Location: ***Olginka, Krasnodar Region***
Mailing address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.2.1. ***Vladimir L. Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.2.2. ***Anna M. Sadokhina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,1%***

25.2.3. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.2.4. ***Nina I. Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,0007%***

25.2.5. ***Victor S. Chaban***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,014213%***

25.3. Name: ***Closed Joint-Stock Company "Center of material and technical supplies"***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Mailing address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***

The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.3.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.3.2. ***Vasili D. Voronov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,017917%***

25.3.3. ***Vasili G. Kuskov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,13462%***

25.3.4. ***Valeri I.Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.3.5. ***Alexander G. Sokolchik***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,003553%***

25.4. Name: ***Closed Joint-Stock Company "Yugsvyazstroy"***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Mailing address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.4.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.4.2. ***Valeri I.Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.4.3. ***Stanislav L. Novakovski***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,165138%***

25.4.4. ***Nikolay V. Serguienko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,082494%***

25.4.5. ***Nikolay S. Garazha***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,019934%***

25.5. Name: ***Closed Joint-Stock Company "Avtocenter-Yug"***

Location: ***Novorossiysk***
Mailing address: ***48, Miskhakskoye Avenue, Novorossiysk, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.5.1. ***Victor A. Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.5.2. ***Edward S. Ilyushin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,198788%***

25.5.3. ***Sergei S.Lychak***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0 %***

25.5.4. ***Valeri M. Orlov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,045958%***

25.5.5. ***Vasili D. Voronov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,179168%***

25.6. Name: ***Closed Joint-Stock Company "TeleRossKubanelectrosvyaza"***
Location: ***Krasnodar***
Mailing address: ***68, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.6.1. ***Vladimir L. Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.6.2. ***Ivan F. Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.3. ***Alexander P. Shipulin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.4. ***Alexander G. Kudryavtsev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.6.5. ***Daniel Horemans***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.7. Name: ***Closed Joint-Stock Company "Kuban-GSM"***
Location: ***Krasnodar***
Mailing address: ***61, Guimnazicheskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***24 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.7.1. ***Vladimir L. Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.7.2. ***Ivan F. Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.7.3. ***Alexander P. Shipulin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.7.4. ***Anna M. Sadokhina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,1%***

25.7.5. ***Leonid L. Laskavi***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,15%***

25.7.6. ***Alexander V. Apalko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,05%***

25.8. Name: ***Joint-Stock Commercial Bank "Krasnodarbank"***
Location: ***70, Karasunskaya St., Krasnodar***
Mailing address: ***70, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***13,5 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.8.1. ***Alexander V. Pugachev***
Function: ***Sole executive authority***
Share in the issuer's charter capital: ***0%***

26. Other issuer's affiliated persons:
26.1 Name: ***"Svyazinform" OAO, Chelyabinsk Region***
Location: ***Mira Str., Tryokhgorny, Chelyabinsk Region, 456236***
Mailing address:***161, Kirova St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.2 Name: ***"Artelecom"AO, Arkhangelsk Region***

Location: ***45, Troitski pr., Arkhangelsk, 163061***
Mailing address: ***45, Troitski pr., Arkhangelsk, 163061***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.3 Name: "***Electrosvyaz"AO, Vologodskaya Region***
Location: ***4, Sovetski pr., Vologda, 160035***
Mailing address: ***4, Sovetski pr., Vologda, 160035***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.4 Name: "***Cherepovetselectrosvyaz"AO***
Location: ***12, Komsomolskaya St., Cherepovets, 162600***
Mailing address: : ***12, Komsomolskaya St., Cherepovets, 162600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.5 Name: "***Murmanelectrosvyaz"AO***
Location: ***82-A, Lenin St., Murmansk, 183038***
Mailing address: ***82-A, Lenin St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.6 Name: "***Electrosvyaz"AO, Karelia Republic***
Location: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
Mailing address: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.7 Name: "***Lensvyaz"OAO***
Location: ***61, B.Morskaya St., St.Petersburg, 190000***
Mailing address: ***61, B.Morskaya St., St.Petersburg, 190000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.8 Name: "***Novgorodtelecom"OAO***
Location: ***2, B.Dvortsovaya St., Novgorod, 173000***
Mailing address: ***2, B.Dvortsovaya St., Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.9 Name: "***Electrosvyaz"OAO, Pskovskaya Region***
Location: ***5, Oktyabrski pr., Pskov, 180000***
Mailing address: ***5, Oktyabrski pr., Pskov, 180000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.10 Name: "***Bryansksvyazinform" OAO***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.11 Name: "***Electrosvyaz"OAO, Vladimirskaya Region***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.12 Name: "***Ivtelecom"OAO***
Location: ***17, Lenin St., Ivanovo, 153000***
Mailing address: ***17, Lenin St., Ivanovo, 153000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.13 Name: "***Electrosvyaz"OAO, Tverskaya Region***
Location: ***24, Novotorzhskaya St., Tver, 170000***
Mailing address: ***24, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.14 Name: "***Electrosvyaz"OAO, Kaluzhskaya Region***
Location: ***38, Teatralnaya St., Kaluga, 248 600***
Mailing address: ***38, Teatralnaya St., Kaluga, 248 600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.15 Name: "***Electrosvyaz"OAO, Kostromskaya Region***
Location: ***1, Podlipaeva St., Kostroma, 156601***
Mailing address: ***1, Podlipaeva St., Kostroma, 156601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.16 Name: "***Central Telecommunications Company"OAO***
Location: ***6/2, Degtyarni per., Moscow, 103375***
Mailing address: ***6/2, Degtyarni per., Moscow, 103375***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.17 Name: "***Central Telegraph"OAO***
Location: ***7, Tverskaya St., Moscow, 103375***
Mailing address: ***7, Tverskaya St., Moscow, 103375***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.18 Name: "***Electrosvyaz"OAO, Orlovskaya Region***
Location: ***43, Lenin St., Oryol, 302000***
Mailing address: ***43, Lenin St., Oryol, 302000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.19 Name: "*Electrosvyaz"OAO, Ryazanskaya Region*
Location: ***49, Pochtovaya St., Ryazan, 390000***
Mailing address: ***49, Pochtovaya St., Ryazan, 390000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.20 Name: "*Smolensksvyazinform"OAO*
Location: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
Mailing address: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.21 Name: "*Yartelecom"OAO*
Location: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
Mailing address: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.22 Name: "*Svyazinform"OAO, Nizhegorodskaya Region*
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Mailing address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.23 Name: "*Kirovelectrosvyaz"OAO*
Location: ***43/1, Drelevskogo St., Kirov,610000***
Mailing address: ***43/1, Drelevskogo St., Kirov,610000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.24 Name: "*Martelcom"OAO, Mariy-El Republic*
Location: ***138, Sovetskaya St., Yoshkar-Ola, 424000***
Mailing address: : ***138, Sovetskaya St., Yoshkar-Ola, 424000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.25 Name: "*Svyazinform"OAO, Mordovia Region*
Location: ***13, Bolshevistskaya St., Saransk,430000***
Mailing address: ***13, Bolshevistskaya St., Saransk;430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.26 Name: "*Svyazinform"OAO, Chuvashskaya Republic*
Location: ***2, Lenin pr., Cheboksary, 428000***
Mailing address: ***2, Lenin pr., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.27 Name: "*Belgorodelectrosvyaz"OAO*

Location: ***3, Revolutsii pl., Belgorod, 308800***
Mailing address: ***3, Revolutsii pl., Belgorod, 308800***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.28 Name: "***Voronezhsvyazinform"OAO***
Location: ***35, Revolutsii pr., Voronezh, 394000***
Mailing address: ***35, Revolutsii pr., Voronezh, 394000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.29 Name: "***Electrosvyaz"OAO, Kurskaya Region***
Location: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
Mailing address: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.30 Name: "***Lipetskelectrosvyaz"OAO***
Location: ***2, Zegelya St., Lipetsk, 398000***
Mailing address: ***2, Zegelya St., Lipetsk, 398000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.31 Name: "***Tambovskaya electrosvyaz"OAO***
Location: ***2B, Antonova-Ovseenko St., Tambov, 392002***
Mailing address: ***114, Sovetskaya St., Tambov, 392002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.32 Name: " ***Svyazinform"OAO, Astrakhanskaya Region***
Location: ***7/8, Teatralny per., Astrakhan, 414000***
Mailing address: ***7/8, Teatralny per., Astrakhan, 414000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.33 Name: " ***Electrosvyaz"OAO, Volgogradskaya Region***
Location: ***9, Mira St., Volgograd, 400066***
Mailing address: ***9, Mira St., Volgograd, 400066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.34 Name: " ***Svyazinform"OAO, Samarskaya Region***
Location: ***24, Leningradskaya St., Samara, 443099***
Mailing address: ***24, Leningradskaya St., Samara, 443099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.35 Name: " ***Svyazinform"AO, Penzenskaya Region***
Location: ***1/3, Kuprina St., Penza, 440606***
Mailing address: ***1/3, Kuprina St., Penza, 440606***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.36 Name: " ***Saratovelectrosvyaz"OAO***
Location: ***40, Kisilyova St., Saratov, 410600***
Mailing address: ***124, Pervomayskaya St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.37 Name: " ***Electrosvyaz"OAO, Ulyanovskaya Region***
Location: ***60, L.Tolstoy St., Ulyanovsk, 432601***
Mailing address: ***60, L.Tolstoy St., Ulyanovsk, 432601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.38 Name: " ***Electrosvyaz"OAO, Kalmykia Republic***
Location: ***255, Lenin St., Elista, 358000***
Mailing address: ***255, Lenin St., Elista, 358000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.39 Name: " ***Electrosvyaz"OAO, Adygeya Republic***
Location: ***18, Gogolya St., Maykop, 352700***
Mailing address: ***18, Gogolya St., Maykop, 352700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.40 Name: " ***Electrosvyaz"OAO, Stavropol Territory***
Location: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
Mailing address: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.41 Name: " ***Karachaevo-Cherkesskelectrosvyaz"OAO***
Location: ***17,Soyuzny per., Cherkessk, 357100***
Mailing address: ***17,Soyuzny per., Cherkessk, 357100***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.42 Name: " ***Dagsvyazinform"OAO***
Location: ***3, Lenin Pl., Makhachkala, 367012***
Mailing address: ***3, Lenin Pl., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.43 Name: " ***Kabardino-Balkarskie telecommunications"OAO***
Location: ***14, Shogentsukova pr., Nalchik, 360051***
Mailing address: ***14, Shogentsukova pr., Nalchik, 360051***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.44 Name: " ***Sevosetinelectrosvyaz"OAO***
Location: ***8-A, Butyrina St., Vladikavkaz, 362000***
Mailing address: ***8-A, Butyrina St., Vladikavkaz, 362000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.45 Name: " ***Electrosvyaz"OAO, Kurganskaya Region***
Location: ***44, Gogol St., Kurgan, 640000***
Mailing address: ***44, Gogol St., Kurgan, 640000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.46 Name: " ***Electrosvyaz"OAO, Orenburg Region***
Location: ***11, Volodarskogo St., Orenburg, 460000***
Mailing address: ***11, Volodarskogo St., Orenburg, 460000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.47 Name: " ***Uralsvyazinform"OAO, Permskaya Region***
Location: ***68, Lenin St., Perm, 614096***
Mailing address: ***68, Lenin St., Perm, 614096***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.48 Name: " ***Uraltelecom"OAO, Sverdlovskaya Region***
Location: ***134b, Lunacharskogo St., Ekaterinburg, 620110***
Mailing address: : ***134b, Lunacharskogo St., Ekaterinburg, 620110***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.49 Name: " ***Udmurttelecom"OAO***
Location: ***278, Pushkinskaya St., Izhevsk, 426000***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.50 Name: " ***Altaytelecom"OAO***
Location: ***54, Lenin pr., Barnaul, 656099***
Mailing address: ***54, Lenin pr., Barnaul, 656099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.51 Name: " ***Electrosvyaz" OAO, Altay Republic***
Location: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
Mailing address: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.52 Name: " ***Electrosvyaz"OAO, Kemerovskaya Region***

Location: ***61, Sovetski pr., Kemerovo, 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.53 Name: " ***Electrosvyaz"OAO, Novosibirskaya Region***
Location: ***5, Lenin St., Novosibirsk, 630099***
Mailing address: ***5, Lenin St., Novosibirsk, 630099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.54 Name: " ***Electrosvyaz"OAO, Omskaya Region***
Location: ***36, Gagarina St., Omsk, 644099***
Mailing address: ***36, Gagarina St., Omsk, 644099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.55 Name: " ***Tomsktelecom"OAO***
Location: ***21, Krylova St., Tomsk, 634050***
Mailing address: ***21, Krylova St., Tomsk, 634050***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.56 Name: " ***Tyumentelecom"OAO***
Location: ***56, Respubliki St., Tyumen, 625000***
Mailing address: ***56, Respubliki St., Tyumen, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.57 Name: " ***Khanty-Mansiyskokrtelecom"OAO***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626608***
Mailing address: ***3, Kominterna St., Khanty-Mansiysk, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.58 Name: " ***Yamalelectrosvyaz" OAO***
Location: ***2, Matrosova St., Salikhard, 626608***
Mailing address: ***2, Matrosova St., Salikhard, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.59 Name: " ***Electrosvyaz"OAO, Krasnoyarsk Territory***
Location: ***102, Mira pr., Krasnoyarsk, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.60 Name: " ***Electrosvyaz" OAO, Khakasia Republic***
Location: ***20, Schetinkina St., Abakan, 662600***
Mailing address: ***20, Schetinkina St., Abakan, 662600***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.61 Name: " ***Electrosvyaz"OAO, Irkutskaya Region***
Location: ***37, Sverdlova St., Irkutsk, 664011***
Mailing address: ***37, Sverdlova St., Irkutsk, 664011***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.62 Name: " ***Electrosvyaz"OAO, Chitinskaya Region***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.63 Name: " ***Electrosvyaz"OAO, Buryatia Republic***
Location: ***61, Lenin St., Ulan-Ude, 670000***
Mailing address: ***61, Lenin St., Ulan-Ude, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.64 Name: " ***Dalsvyaz"OAO***
Location: ***57, Svetlanskaya St., Vladivostok, 690600***
Mailing address: ***57, Svetlanskaya St., Vladivostok, 690600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.65 Name: " ***Electrosvyaz"OAO, Khabarovsk Territory***
Location: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
Mailing address: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.66 Name: " ***Telephone-telegraph company"OAO, Jewish autonomous Region***
Location: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
Mailing address: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.67 Name: " ***Amursvyaz"OAO***
Location: ***159, Gorkogo St., Blagoveschensk, 675011***
Mailing address: ***159, Gorkogo St., Blagoveschensk, 675011***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.68 Name: " ***Kamchatsvyazinform"OAO***
Location: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
Mailing address: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.69 Name: " *Magadansvyazinform"OAO*
Location: ***2a, Lenin St., Magadan, 685000***
Mailing address: ***2a, Lenin St., Magadan, 685000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.70 Name: " ***Sakhalinsvyaz"OAO***
Location: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
Mailing address: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.71 Name: " ***Electrosvyaz"OAO, Kaliningradskaya Region***
Location: ***24, Bolnichnaya St., Kaliningrad, 236040***
Mailing address: ***24, Bolnichnaya St., Kaliningrad, 236040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.72 Name: " ***Rostelecom" OAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***5, Delegatskaya St., Moscow, 103091***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.73 Name: " ***Giprosvyaz"OAO***
Location: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
Mailing address: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.74 Name: " ***Tulatelecom"OAO***
Location: ***33, Lenin pr., Tula, 300000***
Mailing address: ***33, Lenin pr., Tula, 300000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.75 Name: " ***Mobile telecommunications"ZAO***
Location: ***55/2, Plyuschikha St., Moscow, 119121***
Mailing address: ***55/2, Plyuschikha St., Moscow, 119121***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.76 Name: " ***Peterburgskaya telephonaya set"OAO***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Mailing address: ***24, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.77 Name: " ***RusLizingSvyaz"ZAO***

Location: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
Mailing address: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.78 Name: " ***Kostars"AOZT SK***
Location: ***room 33-08, 42/3, Lenunski pr., Moscow, 117119***
Mailing address: ***15a, Kalanchevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.79 Name: " ***Altayskaya investitsionnaya company " AL-TINCOM"ZAO***
Location: ***96, Paparanintsev St., Barnaul, 656049***
Mailing address: ***96, Paparanintsev St., Barnaul, 656049***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.80 Name: " ***Altel"ZAO***
Location: ***54-B,Lenin pr., Barnaul, 656 099***
Mailing address: ***54-B,Lenin pr., Barnaul, 656 099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.81 Name: " ***Baikalvestcom"ZAO***
Location: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
Mailing address: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.82 Name: " ***BRIZ"ZAO Ltd.***
Location: ***17-1, Starokonyushenny per., Moscow, 121002***
Mailing address: ***17-1, Starokonyushenny per., Moscow, 121002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.83 Name: " ***Bryanskie sotovye seti"ZAO***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.84 Name: " ***Vologodskaya sotovaya svyaz"ZAO***
Location: ***109, Zosimovskaya St., Vologda, 160009***
Mailing address: ***109, Zosimovskaya St., Vologda, 160009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.85 Name: " ***BCNET"ZAO***
Location: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***

Mailing address: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.86 Name: " ***Globalstar Cosmicheskie telecommunications"(Globaltel)ZAO***
Location: ***25/2, Dubovaya Roscha St., Moscow, 127427***
Mailing address: 5, ***3/25, Sytinski per., Moscow, 103104***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.87 Name: " ***Dag.TV-inform"ZAO***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***3, Lenin pr., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.88 Name: " ***Dagestanskaya sotovaya svyaz"ZAO***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***7, Oscara St., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.89 Name: " ***Delta-Telecom"ZAO***
Location: ***22, B.Morskaya St.,St.Petersburg, 191186***
Mailing address: ***22, B.Morskaya St.,St.Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.90 Name: " ***Yeniseitelecom"ZAO***
Location: ***102, Mira pr., Krasnoyarsk-17, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk-17, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.91 Name: " ***Engineer center" ZAO***
Location: ***16, Kazakova St., Moscow, 103064***
Mailing address: ***16, Kazakova St., Moscow, 103064***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.92 Name: " ***Interelectrosvyaz"ZAO***
Location: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
Mailing address: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.93 Name: " ***Infinvest"ZAO***
Location: ***32, Gagarin b., Perm, 614070***
Mailing address: ***54, Stakhanovskaya St., Perm, 614066***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.94 Name: " ***Istok i C"ZAO***
Location: ***23, Geroev St., Balakovo, Saratovskaya region, RF***
Mailing address: ***23, Geroev St., Balakovo, Saratovskaya region, RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.95 Name: " ***Kaluzhskaya sotovaya svyaz"ZAO***
Location: ***38, Teatralnaya St., Kaluga, 248600***
Mailing address: ***85/2, Nikitina St., Kaluga, 248003***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.96 Name: " ***Kedr RMS"ZAO***
Location: ***61, Sovetski pr., Kemerovo, 90 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 90 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.97 Name: " ***Lakhdenpokhski telephone"ZAO***
Location: ***26, Lenin St., Lakhdenpokhya, Karelia Republic, 186730***
Mailing address: ***2b, Zakhodskogo St., Lakhdenpokhya, Karelia Republic, 186730***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.98 Name: " ***Narodny Telephone Saratov"ZAO***
Location: ***40, Kiseleva St., Saratov, 410600***
Mailing address: ***40, Kiseleva St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.99 Name: " ***Novgorod Deitacom"ZAO***
Location: ***22, Industrialnaya St., Pankovka, Velikiy Novgorod***
Mailing address: ***20, Mikhaylova St.,Velikiy Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.100 Name: " ***Orenburg GSM"ZAO***
Location: ***11, Volodarskogo St., Orenburg, Russia, 460000***
Mailing address: ***mail box 2153, Orenburg, Russia, 460052***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.101 Name: " ***Permtelecom"ZAO***
Location: ***45, Podlesnaya St., Perm, 614000***
Mailing address: ***45, Podlesnaya St., Perm, 614000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.102 Name: " *Pulse Radio Yoshkar-Ola"ZAO*
Location: ***138, Sovetskaya St., Yoshkar-Ola***
Mailing address: ***138, Sovetskaya St., Yoshkar-Ola***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.103 Name: " ***ROSPAK"ZAO***
Location: ***2a, Bryusov per., Moscow, 103009***
Mailing address: ***2a, Bryusov per., Moscow, 103009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.104 Name: " ***RTK-I"ZAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.105 Name: " ***RTK-Center"ZAO***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.106 Name: " ***Svyazinformkomplekt""ZAO***
Location: ***4A, Darvin St., Chelyabinsk, 454087***
Mailing address: ***4A, Darvin St., Chelyabinsk, 454087***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.107 Name: " ***Svyazproject"ZAO***
Location: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
Mailing address: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.108 Name: " ***Sotovaya svyaz Mordovii"ZAO***
Location: ***Saransk, Mordovia Republic, Russia***
Mailing address: ***13, Bolshevistskaya St., Saransk, Russia, 430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.109 Name: " ***Telebarents"ZAO***
Location: ***37, Parkovaya St., Petrozavodsk, 185014***
Mailing address: ***37, Parkovaya St., Petrozavodsk, 185014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.110 Name: " ***Telecom-Alania"ZAO***

Location: ***47, Kirova St., Vladikavkaz, 362040 RSO-A***
Mailing address: ***6, Gugkaeva St., Vladikabkaz, 362040 RSO-A***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.111 Name: " ***Ulyanovsk-GSM"ZAO***
Location: ***60, L.Tolstogo St., Ulyanovsk, 432601***
Mailing address: ***41, Krasnoarmeyskaya St., Ulyanovsk, 432063***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.112 Name: " ***Usolski telephone"ZAO***
Location: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutskaya region, 665470***
Mailing address: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutskaya region, 665470***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.113 Name: " ***FK-svyaz"ZAO***
Location: ***14, Volgogradski pr., Moscow, 109316***
Mailing address: ***14, Volgogradski pr., Moscow, 109316***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.114 Name: "***Center vnedrenia specializirovannyh system"ZAO***
Location: ***161, Kirova St., Chelyabinsk, 454005***
Mailing address: ***161, Kirova St., Chelyabinsk, 454005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.115 Name: ***"Digital telecommunications"ZAO***
Location: ***20a, Gagarin St., Cheboksary, 428000***
Mailing address: ***20a, Gagarin St., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.116 Name: " ***Yuzhno-Sibirskaya Sotovaya svyaz"ZAO***
Location: ***13, Severo-Zapadnaya St., Barnaul***
Mailing address: ***13, Severo-Zapadnaya St., Barnaul***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.117 Name: " ***Sotovaya svyaz Birobidzhana"ZAO***
Location: ***16, Prospect 60-letia SSSR, Birobidzhan, 682200***
Mailing address: ***16, Prospect 60-letia SSSR, Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.118 Name: " ***TyumenRuscom"ZAO***
Location: ***56, Malygina St., Tyumen, Russia, 625048***
Mailing address: ***56, Malygina St., Tyumen, Russia, 625048***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.119 Name: " ***Svyazist"Non-state superannuation fund***
Location: ***10, Tsvillinga St., Chelyabinsk, 454000***
Mailing address: ***10, Tsvillinga St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.120 Name: " ***Region-Svyaz"NPF***
Location: ***278, Pushkinskaya St., Izhevsk, 426008***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426008***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.121 Name: " ***AK- Mobiltelecom"OAO***
Location: ***16-a, Sukhe-Bator St., Ulan-Ude, Buryatia Republic, 670000***
Mailing address: ***42, Lenin St., Ulan-Ude, Buryatia Republic, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.122 Name: " ***Alternativnye tefonnye seti"OAO***
Location: ***13-a, Moskovskaya St., Nazran, Ingushskaya Republic, 366720***
Mailing address: ***22, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.123 Name: " ***Russki acceptny bank"CB***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.124 Name: " ***NGTS-Page' OAO***
Location: ***15/3, Vystavochnaya St., Novosibirsk-78***
Mailing address: ***22, Sibiryakov-Gvardeytsev St., Novosibirsk, 48***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.125 Name: " ***Rinet"OAO***
Location: ***86, Kirova St., Novosibirsk, 630102***
Mailing address: ***1, Trudovaya St., Novosibirsk 99***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.126 Name: " ***SKET"OAO***
Location: ***4, Tukhachevskogo St., Stavropol, 355040***
Mailing address: ***4, Tukhachevskogo St., Stavropol, 355040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.127 Name: " ***Stavtelecom"OAO***
Location: ***10/12,Oktyabrskoy Revolutsii pl., Stavropol, 355035, Russia***
Mailing address: ***mail box 15/85, 23,Oktyabrskoy Revolutsii pl., Stavropol, 355035, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.128 Name: " ***Stromgeomash"OAO***
Location: ***35, promzona Lazurnaya, Tver, 170017***
Mailing address: ***35, promzona Lazurnaya, Tver, 170017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.129 Name: " ***Telecom" OAO Ryazanskaya Region***
Location: ***36, Svobody St., Ryazan, 390006***
Mailing address: ***36, Svobody St., Ryazan, 390006***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.130 Name: " ***AMT" OOO***
Location: ***14, Sinopskaya nab., Saint-Petersburg***
Mailing address: ***3-5, B. Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.131 Name: " ***Bona" OOO***
Location: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
Mailing address: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.132 Name: " ***VladPage" OOO***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.133 Name: " ***Vladimirski taxofon" OOO***
Location: ***32"B", Stroiteley pr., Vladimir, 600014***
Mailing address: ***32"B", Stroiteley pr., Vladimir, 600014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.134 Name: " ***Vyatskaya sotovaya svyaz" OOO***
Location: ***Uralskaya St., Kirov***
Mailing address: ***Uralskaya St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.135 Name: " *Informtek" OOO*
Location: *7, Sokhanya St., Yalta, Crimea, Ukraine, 334200*
Mailing address: : *7, Sokhanya St., Yalta, Crimea, Ukraine, 334200*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.136 Name: " *Mobil-Com" OOO*
Location: *17, Mira St., Vladimir, 600017*
Mailing address: *17, Mira St., Vladimir, 600017*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.137 Name: " *Pagetelecom" OOO*
Location: *6, Stroiteley pr., Cherepovets, Vologodskaya region, 162627*
Mailing address: *6, Stroiteley pr., Cherepovets, Vologodskaya region, 162627*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.138 Name: " *Vyatka page" OOO*
Location: *1, Uralskaya St., Kirov*
Mailing address: *115, Oktyabrski pr., Kirov*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.139 Name: " *Perminform" OOO*
Location: *2, Krupskoy St., Perm, 614060*
Mailing address: *2, Krupskoy St., Perm, 614060*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.140 Name: " *Policomp" OOO*
Location: *24, B.Morskaya St., Saint-Petersburg, 191186*
Mailing address: *20, B.Morskaya St., Saint-Petersburg, 191186*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.141 Name: " *Radio-Rezonans" OOO*
Location: *8, Okski syezd, N.Novgorod, 603022*
Mailing address: *8, Okski syezd, N.Novgorod, 603022*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.142 Name: " *Sevtelecom" OOO*
Location: *27, Leningradskaya St., Murmansk, 183038*
Mailing address: *27, Leningradskaya St., Murmansk, 183038*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.143 Name: " *Telecom-Stroy" OOO*
Location: *92, Parizhskoy Komunny St., Ivanovo, 153017, Russian Federation*

Mailing address: ***6, 2-nd Minski per., Ivanovo, 153017, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.144 Name: " ***Telecom-Terminal" OOO***
Location: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
Mailing address: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.145 Name: " ***Tomsktelecom-Nicola Tesla" OOO***
Location: ***21, Krylova St., Tomsk, Russia 634050***
Mailing address: ***1, Makrushina St., Tomsk, Russia 634040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.146 Name: " ***Torgovy dom "Electrosvyaz" OOO***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.147 Name: " ***Torgovy dom svyazi" OOO***
Location: ***8, Gagarin St., Ekaterinburg, 620026***
Mailing address: ***8, Gagarin St., Ekaterinburg, 620026***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.148 Name: " ***Torgsvyaz" OOO***
Location: ***129/a, Lenin St., Kirov***
Mailing address: ***129/a, Lenin St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.149 Name: " ***Tyumentelecom-Invest" OOO***
Location: ***56, Respubliki St., Tyumen, Russia, 625000***
Mailing address: ***56, Respubliki St., Tyumen, Russia, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.150 Name: " ***Udmurtskie sotovye seti-450" OOO***
Location: ***206, Pushkinskaya St., Izhevsk, 426034***
Mailing address: ***206, Pushkinskaya St., Izhevsk, 426034***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.151 Name: " ***UralInformTV" OOO***
Location: ***2, Krupskoi St., Perm, 614060***
Mailing address: ***2, Krupskoi St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.152 Name: " ***Centrum" OOO***
Location: ***22, Antikaynena St., Petrozavodsk, 185000***
Mailing address: ***22, Antikaynena St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.153 Name: " ***Rostinform" Scientific and production center OOO***
Location: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
Mailing address: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.154 Name: " ***Izhcom" Russian-American SP OOO***
Location: ***206, Karl Marx St., Izhevsk, 426057***
Mailing address: ***206, Karl Marx St., Izhevsk, 426057***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.155 Name: " ***ROS" CHOP OOO***
Location: ***30, Dzerzhinskogo St., Penza, 440062***
Mailing address: ***30, Dzerzhinskogo St., Penza, 440062***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.156 Name: " ***Rostelecom-bezopasnost" CHOP OOO***
Location: ***2/2, Deguninskaya St., Moscow, 127486***
Mailing address: ***2/2, Deguninskaya St., Moscow, 127486***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.157 Name: " ***Teleport Ivanovo" (TPI) TOO***
Location: ***90, Tashkentskaya St., Ivanovo, 153032, RF***
Mailing address: ***90, Tashkentskaya St., Ivanovo, 153032, RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

27. The issuer's stockholding in the authorized capital of legal persons – affiliated persons.
See items 24, 25, 26.

28. Stockholding of the issuer's affiliated persons, their founders and officials in the issuer's authorized capital:
See items 24, 25, 26.

29. Owners of 5% and more of voting shares in the issuer's highest management organ.

Name: *"Investment Communications Company" PJSC*
Share: *50,67 %*

Name: *"Bank Credit Swiss First Boston JSC " (nominal holder)*
Share: *12,62 %*

Name: *ING Bank (Euroasia) ZAO/ING Deposit (nominal holder)*
Share: *5,43 %*

Name: *Closed Joint Stock Company "Depositary and Clearing Company" (nominal holder)*
Share: *5,15 %*

30. The issuer's participation in industrial, banking, financial groups, holdings, concerns and associations.

Organization: *North-Caucasian Regional Association of Telecommunication Operators*
The issuer's place and functions in the organization: *Participant*

31. The issuer's subsidiaries and agencies.

Name: *Anapa Joint District Communications Center*
Location: *Anapa*
Mailing address: *111, Novorossiyskaya St., Anapa*
Director: *Vladimir V. Smaglyuk*
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2001*

Name: *Armavir Joint Communications Center*
Location: *Armavir*
Mailing address:*91, Lenin St., Armavir*
Director: *Nickolay N. Mikhaylichenko*
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2001*

Name: *Yeisk Joint Communications Center*
Location: *Yeisk*
Mailing address:*45, Schshorsa St., Yeisk*
Director: *Vladimir I. Sokur*
Date of inauguration: *20.04.1994*
Letter of attorney is valid till: *31.12.2001*

Name: *Kropotkin Joint Communications Center*
Location: *Kropotkin*
Mailing address:*102, Krasnaya St., Kropotkin*
Director: *Victor M. Yefanov*
Date of inauguration:*01.03.1999*
Letter of attorney is valid till: *31.12.2001*

Name: ***Krymsk Joint Communications Center***
Location: ***Krymsk***
Mailing address:***37, Sineva St., Krymsk***
Director: ***Sergei A. Kashkin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kurganinsk Communications Center***
Location: ***Kurganinsk***
Mailing address:***24, Lenin St., Kurganinsk***
Director: ***Mikhail G. Baryshnikov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Novorossiysk Joint Communications Center***
Location: ***Novorossiysk***
Mailing address:***36, Sovetov St., Novorossiysk***
Director: ***Edward S. Ilyushin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Pavlovskaya Communications Center***
Location: ***Pavlovskaya***
Mailing address:***294, Gorkogo St., Pavlovskaya***
Director: ***Anatoly A. Kornov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Sochielectrosvyaz"***
Location: ***Sochi***
Mailing address:***1/2, Vorovskogo St., Sochi***
Director: ***Alexander V. Apalko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tikhoretsk Joint Communications Center***
Location: ***Tikhoretsk***
Mailing address:***24-a, Oktyabrskaya St., Tikhoretsk***
Director: ***Svetlana V. Korotenko***
Date of inauguration: ***1.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tuapse Joint Communications Center***
Location: ***Tuapse***
Mailing address:***9, K.Marx St., Tuapse***
Director: ***Zakhar K. Avedisyan***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kubansvyazservice***

Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Galina I. Skidanova***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar Operational and Technical Communications Center***
Location: ***Krasnodar***
Mailing address:***49, Kutuzova St., Krasnodar***
Director: ***Vitali I. Kondratyev***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Tikhoretsk Operational and Technical Communications Center***
Location: ***Tikhoretsk***
Mailing address:***365, Leningradskaya St., Tikhoretsk***
Director: ***Sergei S. Musienko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar Motor-Transport Depot***
Location: ***Krasnodar***
Mailing address:***152, Garazhnaya St., Krasnodar***
Director: ***Sergei S. Lychak***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Training & Commercial Center for Telecommunications and Informatics***
Location: ***Krasnodar***
Mailing address:***1, Industrialnaya St., Krasnodar***
Director: ***Yuri N. Belov***
Date of inauguration:***01.10.1997***
Letter of attorney is valid till: ***31.12.2001***

Name: ***"Kubantaksofon"***
Location: ***Krasnodar***
Mailing address:***12, Klubnaya St., Krasnodar***
Director: ***Alexander G. Sokolchik***
Date of inauguration: ***29.12.1997***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Timashevsk Joint Communications Center***
Location: ***Timashevsk***
Mailing address:***179, Krasnaya St., Timashevsk***
Director: ***Stanislav L. Novokovsky***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Krasnodar City Telecommunications Center***

Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Ivan F. Ignatenko***
Date of inauguration:***01.03.1999***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Dinskaya District Communications Center***
Location: ***Dinskaya***
Mailing address:***47, Krasnaya St., Dinskaya***
Director: ***Vladimir B. Zubov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Korenovsk Joint Communications Center***
Location: ***Korenovsk***
Mailing address:***209-a, K.Marx St., Korenovsk***
Director: ***Valery V. Fomkin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Kanevskiy Joint Communications Center***
Location: ***Kanevskaya***
Mailing address:***96, Nesterenko St., Kanevskaya***
Director: ***Nickolay V. Serguienko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2001***

Name: ***Center of New Technologies***
Location: ***Krasnodar***
Mailing address:***40, Komsomolskaya St., Krasnodar***
Director: ***Konstantin V. Yunov***
Date of inauguration: ***1.01.2000***
Letter of attorney is valid till: ***31.12.2001***

32. The issuer's employees number.
Average number of the issuer's employees including those , working at its branches and agencies, for the period under review: *11 621*

33.Description of the issuer's basic activities.

Till 1992 the sphere of telecommunications was completely under the government control. Decree of the Government of the Russian Federation №1003 of December,22,1992 initiated its reorganization. That Decree provided for separation of the following services from the state communication enterprises before their privatization:

- ***establishment on the basis of post-offices of state enterprises of the Federal Post Service not subject to privatization;***
- ***radio and television broadcasting centers not subject to privatization.***

Other activities were concentrated in the regional communication enterprises reorganized into joint-stock companies with state-owned control packet of shares. To join efforts of regional telecom operators, to attract additional investments into the development of telecom network and to observe its proportional development in accordance with the Decree of the President of the Russian Federation № 1289 of October,10,1994, Acts of the Government of the Russian Federation of November,25,1994, the Order of the State Property Committee of the Russian Federation № 1225-p of September,01,1995, the open joint-stock company "Investment communications company"(OAO"Svyazinvest") was established.
OAO "Svyazinvest" charter capital was formed by consolidation of shares owned by the federal government in regional telecom operators. Size of these stakes constituted usually 38% of the charter capital or 51% of voting shares of 76 regional telecom operators, four operators of long-distance communication including OAO "Rostelecom", four telegraph companies, one research institute and two leasing branch establishments.
Modern structure of OAO "Svyazinvest" charter capital was formed in July 1997 when the results of auction for 25% plus one share of OAO "Svyazinvest" were summed up. The company "Mustcom Limited won the auction for 25% of OAO "Svyazinvest" for 1.875 billion dollars USA.
The company "Mustcom Limited" was established by the Cyprus-based company AFCI Cyprus that in its turn had been established by the group ONEXIM-MFK, George Soros, investment company "Renaissance-Capital" and by investment banks "Deutsche Morgan Grenfell" and "Morgan Stanley".
Currently holding OAO "Svyazinvest" incorporates 79 regional telecom operators and OAO 'Rostelecom", the national domestic long-distance and international operator. The holding company's subsidiaries operate public telephone networks which installed capacity is over 27 million telephone lines, they provide services for more than 90% of the country's population. Over 400 thousand people work at the holding subsidiaries. Gross profit in 2000 constituted 72.4 billion rubles or more than 2.5 billion dollars USA. Today Svyazinvest is the largest telecommunication holding in Russia. However, one of its strategic directions is strengthening of competitiveness and further development on the basis of modern infrastructure. The task is to ensure balanced development of each element of the infrastructure, each telecom operator in favor of all subsidiaries. The task of permanent improvement of traditional services and broadening of the spectrum of new services also remains urgent. First of all, it is provision of services based on intelligent networks and data networks.
Public Joint-stock company "Kubanelectrosvyaz" was registered by the Decree of the Head of Krasnodar Administration №396 of May,20,1994 as telecom operator providing telecom services in the Krasnodar Territory which covers the area of 76 thousand square kilometers with population of more than 5 million people.
"Kubanelectrosvyaz" PJSC is a participant of the Association of telecom operators of the North Caucasus in which it enjoys rights and performs duties in accordance with the Association Charter. The Company General Director is elected the President of the Association.
The Krasnodar Territory is the most southern region of Russia. Over 5 million people live there including 54% - in cities and 46% - in the countryside. The average density of population in the Krasnodar Territory is 66,7 persons per 1 square kilometer, that exceeds the average one in Russia by 8 times. The Krasnodar Territory has great population and working potential. It can be considered a region

with high density of population but having reserves for further development {especially in rural areas).

The basic economic potential of the Krasnodar region consists of agroindustrial complex (one of the largest in Russia), fuel and energy complex (petroleum and petroleum-refining industries, gas and electroenergetic industries), machinery construction, instrument-making, chemical and light industry, health resort and rehabilitation complex, forestry, woodworking and furniture industry, developed transport infrastructure (sea-ports in Novorossiysk, Yeysk, Temruk, port Kavkaz; airports in Krasnodar, Anapa, Sochi; network of railway roads and pipelines), monetary system, numerous scientific and research institutions and developing market structures.

Agroindustrial complex of the Krasnodar Territory is the largest in Russia producer and supplier of agricultural products and raw materials with developed network of processing, storage and trade. This complex determines to a great extent the Krasnodar Territory economy, employment rate and standard of people's well-being. Diversified industry including over 700 large and medium-size enterprises, joint-stock companies and limited partnerships for the most part, and 3 thousand enterprises of small-scale business, plays an important part in Kuban economy. Processing industries dominate in the structure of industrial production, constituting 40% of aggregate output. At present Kuban has 16 sugar-refineries, 24 tinned food factories, 43 dairy and 23 meat-processing factories, 7 oil and butter factories, 42 multi-activity enterprises of food industry. 2 tea and 2 tobacco factories, 51 specialised wine-growing farms including 34 ones with primary product processing, 11 wineries, 4 distilleries, 24 bakeries, over 1000 small-scale manufactories in subsidiaries of agricultural and industrial enterprises. About 30% of the industrial products are produced by fuel and energy complex. Kuban is the motherland of domestic oil industry. There are two petroleum-refining and one gas-transferring plants in the Krasnodar Territory. Oil extraction doesn't exceed 1.7 mln tons per year, but total volume of oil refining amounts to 4.3 mln tons. Metal-working and engineering industries are represented by more than 100 enterprises producing wood-working and metal-cutting machines, equipment and means of automation, various agricultural machines and equipment with spare parts, electric motors, pumps, oil field and geological survey equipment, compressors, refrigerating machines, production for railway transport, domestic equipment and other products. Largest enterprises in this sphere are located in Krasnodar, Armavir, Tikhoretsk, Novorossiysk, Yeysk, Kropotkin. Most of them have self-contained technological cycle of production output. Capital construction is developing in the Krasnodar Territory, over 400 of big and medium-size contractors and over 4 000 of small-scale ones work in this sphere. Transport of the Krasnodar Territory is represented by large and complicate complex of railway lines, motor roads, canal tracks, railway stations, ports, berths, airports and other objects. Diversified structure of this complex makes it possible to combine and interchange methods of passengers and goods delivery to the Krasnodar Territory. Transport junctions in the Black and Azov seaside are of especial importance. Strong monetary system of the Territory is represented by 40 branches of Sberbank of the Russian Federation with agencies and subsidiaries. Joint ventures are being actively established. About 700 enterprises with foreign investments exceeding 160 mln. dollars USA are registered in the Krasnodar Territory. The most active investors are businessmen from Germany, USA and Turkey. We note a 7,9%-gain of attracted investments.

In spring 2001 with a view to reform the whole Russian telecommunications sector Ministry of Communication of RF approved the resolution on reorganization of Svyazinvest holding structure based on consolidation of regional telecom companies and improvement of corporate management system.
According to the program of consolidation of Svyazinvest subsidiary companies, 10 telecom operators in the Southern Federal District will be reorganized:
JSC "Kubanelectrosvyaz"
JSC "Elektrosvyaz" of Adygueya Republic
JSC "Elektrosvyaz" of Stavropol Territory
JSC "Karachaevo-Cherkesskelektrosvyaz"
JSC "Sevosetinelektrosvyaz"
JSC "KabBalktelecom"
JSC "Elektrosvyaz" of Kalmykia Republic
JSC "Volgogrdelektrosvyaz"
JSC "Elektrosvyaz" of Rostov Region
JSC "Elektrosvyaz" of Astrakhan Region

The companies' reorganization will be realized in the form of joining to "Kubanelectrosvyaz" PJSC. ZAO "Renaissance Capital" will be their financial consultant.
The Annual General shareholders' meeting held on May,30,2001 adopted the resolution on renaming "Kubanelectrosvyaz" PJSC into PJSC "UTK". This fact was registered by the Registration Chamber of the Krasnodar Administration on June,28,2001. PJSC "UTK" provides its users with local, long-distance and international telephone calls, document communications, data transmission and telematic services, wired radio, cellular and paging communications, lease of channels. PJSC "UTK" is a natural monopoly in the sphere of telecommunications in the Krasnodar Territory providing users with more than 90% of telecom services. Other telecom operators of the Krasnodar Territory have switching exchanges for less than 10 thousand lines.
The Company incorporates 23 branch establishments including 16 united, district and 2 operational and technical communication centers, Krasnodar motor-transport depot, Training and commercial center for telecommunications and informatics, Center of New Technologies, "Kubantaxofon" and "Kubansvyazservice". Besides, PJSC "UTK" is a principle shareholder in several companies such as "Kuban-GSM" CJSC developing cellular network, "Armavir communication facilities plant" CJSC producing fiber-optic cables for the needs of the Krasnodar Territory and other regions of Russia, "Avtocenter-Yug"- a center of technical maintenance of "Mersedes" cars, CJSC "Health complex "Orbita", providing telecommunication workers with comfortable rest, CJSC "Yugsvyazstroy" and CJSC "CMTO".

Development strategy of PJSC "UTK" consists in realization of the following tasks:
- *Optimization of the Company's management structures;*
- *Change of the Company's financial model;*
- *Creation of the network management center;*
- *Development of the quality control system and certification of provided telecom services;*
- *Introduction of SS-7 signaling system into the regional networks;*
- *Integration of telephone and data transfer networks:*

- *Telephony;*
- *Internet;*
- *Frame Relay;*
- *IP-telephony;*
- *ATM;*
- *ISDN*

- *Active promotion of additional and intellectual services;*
- *Modernization and further development of local, zonal and long-distance communication lines;*
- *Extension of service area of GSM-standard cellular services provided, improvement of their quality ;*
- *Improvement of work with customers, active advertising campaign.*

Key activity of priority importance for the issuer:
providing telecom services
Share in total income (tariff income), percent:
1998 – 87.9
1999 – 87
2000 – 87.9

Key services and their share in total income:
Service: long-distance and international telephone calls
Share in tariff income, percent:
1998 – 57.1
1999 – 60.6
2000 – 58.4
Service: local telephone calls
Share in tariff income, percent:
1998 – 35.4
1999 – 33
2000 – 35

Sources of primary products, materials, services.

Equipment	*Main suppliers*
EWSD	*"Siemens AG" (Germany)*
AXE-10	*"Ericsson" (Sweden)*
S-12	*"Alcatel Telecom" (Belgium)*
SI-2000	*"IskraTel" (Slovenia), IskraUralTel (joint venture, Ekaterinburg)*

Main suppliers of transmission systems and fiber-optic cables:

- *Siemens, Germany*
- *Lucent Technologies, USA*
- *Cisco Systems, USA*

Besides foreign suppliers the Company works with all Russian manufactures of communication systems including "Armavir plant of communication facilities" with its fiber-optic cable.

The Company cooperates with all foreign suppliers on the credit basis with time for payment up to 5 years.

The issuer's suppliers delivering more than 10% of all inventory holdings –none.
Imports constitute 70% of total issuer's contractual deliveries.
Outlook for availability of these delivery resources : stable
Possible negative factors that can affect the issuer's services market:

- *decline in solvent demand level in case of devaluation of the ruble*
- *keen competition*

Activity practice with respect to reserves.
PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets. To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.
For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.

Indices	*6 months 2000*	*6 months 2001*
1. Proceeds	*958 647 thousand rubles*	*1 143 758 thousand rubles*
2. Turnover ratio of reserves	*5.9*	*6*

Calculations are made for a half-year period.

The issuer's service market: users giving more than 10% of sales proceeds – none.
Structure of consumer's market: population – 56.8%, commercial organizations – 36.3%, budget-based organizations – 6.9%.

Seasonal nature of activities.
All the Company's activities are not of seasonal nature.
Future liabilities of the issuer – the issuer has no obligations that can affect essentially its activity.

Competitive environment.
At present competitive environment in the Krasnodar Territory is represented by numerous independent telecom operators following their own price and operating policy. 206 telecom operators have licenses for rendering telecom services in the Krasnodar Territory. In the sphere of traditional telephony the equipped capacity of alternative telecom operators and PJSC "UTK" has the ratio of 6.5% to 93.5%.
At present there are over 15 Internet providers in the Krasnodar Territory. "UTK" PJSC's market share is little more than 60%. This fact proves the decrease of the Company's monopoly share in providing new telecom services. Alternative operators are noted for aggressive marketing policy, active advertising campaigns, mobility of tariffs.
We also have high level of competition in the sphere of providing wireless access to communication network. "UTK" PJSC's shares are 5% in paging service, 80% in PD wireless access service and 22 % in station wireless access of traditional telephony.
It should be noted that market of new telecom services still remains unoccupied.

Risk factors (for shareholders):

Economic risks:
1. Low tariffs of principal services
2. High cost of digital equipment
3. Risk of devaluation of the Russian ruble regarding world main currencies
4. Physical and moral depreciation of equipment owned by "UTK" PJSC
5. High level of competition (active growth of proceeds and volume of telecom services provided by alternative telecom operators in the Krasnodar Territory)
6. Economic risks inherent in the Russian Federation including high level of macroeconomic instability in the Russian Federation; possibility of changes in the legislation of the Russian Federation that may result in decreasing "UTK" PJSC's profits or increasing taxation of securities profit.

Social risks:
At present the collective agreement among the Company's management and the employees acts as an instrument of solving social problems on the systematic basis. Longstanding business relations with trade unions allow to settle current social questions by compromise. Salaries and social securities of the Company's employees are the highest in the Southern Federal District. Risk of strikes as a form of social protest and a method of adjusting labor controversies is minimum in the near-term outlook.

Technical risks:
Physical depreciation of certain equipment lowers the quality of the provided services, most obsolete equipment is unable to provide new telecom services.

Ecological risks – none.

34. Investment declaration. Description of the issuer's activities.
Submitted only by investment funds

35. Plans of the issuer's future activities.

Plans of future activities.

Long-term strategic directions:
- creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS), introduction of new technologies: ISDN, IP-telephony, ATM, xLSL,
- integration of communication and management infrastructures with international informational and switching systems;
- improvement of the provided services;
- optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;
- maximization of the Company's profitability.
- active tariff policy.

- pressing advertising policy
- hard control of expenditures' volume.

At present the Company created a network of common paging system which is capable of being merged into paging systems of Russia.

36. Information about the issuer's authorized capital.
The issuer's authorized capital rate (RUR): ***506 142 862.5***

The authorized capital lay-out according to the shares' categories:
Common shares:
Total amount(RUR): ***379 606 697.25***
Share in authorized capital: *74.999911 %*
Preference shares:
Total amount (RUR): ***126 536 165.25***
Share in the authorized capital: ***25.000089 %***

37. Information about the state (municipal institution's) share in the issuer's authorized capital.
The authorized capital's share which is the state (municipal) property:
Type of property: ***federal***
Share: ***0,0007%***
Share holding agent: ***State property fund of the Krasnodar Territory***

The issuer's share holding fixed as state (municipal) property:
no such share

Existence of the special right of the Russian Federation, subjects of the Russian Federation, municipal institutions to participate in the issuer's management ("golden share"):
not provided

38. Information about the issuer's declared shares.
38.1
Category: ***common***
Form: ***registered, uncertificated***
Full name of declared shares' category/type: ***common registered uncertificated***
Nominal value(RUR): *35.97*
Number: ***1 200 000***
Total value (RUR): ***43 164 000***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

38.2
Category: ***preference***
Type;
Form: ***registered, uncertificated***
Full name of declared shares' category/type: ***preference registered uncertificated***
Nminal value(RUR): *35.97*
Number: ***300 000***

Total value (RUR): *10 791 000*
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors***.

39. The issuer's essential agreements and obligations:
None

40. The issuer's obligations on the emission of shares and securities that can be converted into shares:
no such obligations

41. Information about the sanctions imposed on the issuer, its participation in court hearings and examinations:

Date of the sanction's application:*19.11.1998*
Institution that imposed the sanction: ***state fiscal inspection of Pavlovskaya region***
Cause of sanction: ***non-inclusion of taxable sums into the natural persons' total revenue.***
Form of sanction: ***penalty***
Size of sanction(RUR): *16*
Degree of the sanction execution: ***executed***

Date of the sanction's application: *28.12.1998*
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of taxable yearly sales in 1996 (VAT charge). Underdeclaration of credit turnover.***
Form of sanction: ***penalty***
Size of sanction(RUR): *5 612.53*
Degree of the sanction execution: ***executed***

Date of the sanction's application: *28.12.1998*
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of highway users' tax.***
Form of sanction: ***penalty***
Size of sanction(RUR): *1 276.82*
Degree of the sanction execution: ***executed***

Date of the sanction's application: *28.12.1998*
Institution that imposed the sanction: ***state fiscal inspection of Armavir city***
Cause of sanction: ***wrong calculation of tax on maintenance of housing resources and social & cultural objects .***
Form of sanction: ***penalty***
Size of sanction(RUR):*794.43*
Degree of the sanction execution: ***executed***

Date of the sanction's application:*12.08.1999*
Institution that imposed the sanction: ***state fiscal inspection of the Krasnodar Region***

Cause of sanction: ***Scheduled all-round inspection of "Kubanelectrosvyaz" JSC's activities for the years 1995,1996,1997,1998 and first quarter of 1999.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***470 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***18.07.2000***
Institution that imposed the sanction: ***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***40 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***20.01.2001***
Institution that imposed the sanction: ***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***28 000***
Degree of the sanction execution: ***executed***

During the period under review there was no court examination that could essentially affect the issuer's activity.

In compliance with the order of the Chairman of the regional branch of Federal Commission on Securities' Market in the Southern Federal District № 359 of August,29 2001, the regional branch of Federal Commission on Securities' Market in the Southern Federal District carried out the check of "UTK" PJSC at its offices from September 26 to September 28 2001.

42. Important facts (events, actions) that took place during the reported period.

Date of fact (event): ***27.08.2001***
Code: ***1300062A27082001***

"Southern Telecommunications Company" PJSC informs that on August,27 2001 the Board of Directors was held with voting in absentia on the question "Approval of the issues of common and preference shares of PJSC "UTK". The following resolutions were approved:

1. ***To approve the resolution on issue of common registered uncertificated shares of "UTK" PJSC 1 150 323 325 in number with a par value of 0.33 ruble for conversion of the Company's placed common shares into them.***
2. ***To approve the resolution on issue of preference registered uncertificated shares of "UTK" PJSC 383 442 925 in number with a par value of 0.33 ruble for conversion of the Company's placed preference shares into them.***

8 out of 9 members took part in the voting in absentia. There was a quorum for conducting the Board of Director's meeting.
The resolutions were approved by a solid vote.

Date of fact (event): ***18.09.2001***
Code: ***0200062A18092001***

Change of share in "Southern Telecommunications Company" PJSC's charter capital of the persons belonging to the issue's administration:
Sadokhina Anna Mikhailovna – member of the Board of Director and of the Administrative Board of "Southern Telecommunications Company" PJSC.
Share in the charter capital: before change – 0.104%, after change – 0,105%.

Date of fact (event): *10.10.2001*
Code: *0900062A10102001*

Profit before taxation for the third quarter of 2001: - 169 219 thousand roubles
Profit before taxation for the second quarter of 2001: - 93 315 thousand roubles
Profit growth constituted 75 904 thousand roubles or 81,34%.
Profit growth is caused by increase of long-distance and international traffic in 3Q01 as compared to 2Q01.

43. Information about reorganizations of the issuer and its subordinate & affiliated establishments.

The Board of Directors approved the resolution on the beginning of the Company reorganization in form of incorporating several telecom operators of the Southern Federal District.

In item 19.1.3. read next:
The shareholder's charter capital share: 25% -2

In item 25.1.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.2.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.3.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.4.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.5.2. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.6.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.7.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

44. Additional essential information about the issuer.
Additional essential information on the issuer for the reported period doesn't exist.

B. Information on the issuer's economic and financial activity

45. Annual accounts for the last three financial years

Not presented.

46. The issuer's accounts for the quarter under review

See Appendix

47. Events resulting in increasing or decreasing the issuer's asset value in the reported quarter by more than 10 %.
Such events didn't take place.

The issuer's assets value at the date of ending of the quarter preceding the reported one: ***3 754 038 000 rubles***
The issuer's assets value at the date of ending of the reported quarter: ***3 924 588 000 rubles***

48. Events resulting in increasing the issuer's net profits (losses) in the reported quarter by more than 20% as compared to the preceding one:

Date: ***30 09.2001***
Description: ***A78/35% gain in profit is caused by the increasing volume of long-distancè and international traffic in the third quarter of 2001.***
Absolute change in profits (losses) in the quarter under review as compared to the quarter preceding the reported one: ***121 772 000 rubles***

The issuer's net profits (losses) value for the quarter preceding the reported one: ***155 420 000 rubles***

The issuer's net profits (losses) value for the reported quarter: ***277 192 000 rubles***

49. Information about the formation and usage of reserve and other special funds of the issuer.

Size of reserve fund at the end of the reported quarter (thousand rubles): 47260
Volume of receipts into the reserve fund in the reported quarter (thousand rubles): 0
Volume of means used from the reserve fund in the reported quarter (thousand rubles): 0

Name (purpose) of the special fund: SOCIAL SPHERE FUND
Amount of the fund at the end of the reported quarter (RUR thousand): 63 881
Volume of receipts into the fund in the reported period (RUR): 0
Volume of means used from the fund in the reported period (RUR): 0

50. The issuer's contracts in the reported quarter exceeding 10 % of the issuer's assets at the end of the quarter, preceding the reported one.
Such contracts didn't take place

51. Information about the directions of usage of cash resources resulting from registration of issued securities.
There/s no such directions of the means' usage in the reported quarter.

52. Borrowing current assets received by the issuer and its branches during the quarter under review.
Information about the amount of borrowing current assets received by the issuer as at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period(RUR)
Long-term credits of banks	170 000 000	10 000 000	-	180 000 000
Including not repaid in time	-	-	-	-
Other long-term loans	17 707 000	-	2 125 000	15 582 000
Including not repaid in time	-	-		
Short-term credits of banks	91 909 000	36 091 000	-	128 000 000
Including not repaid in time				
Bank credits for the employees				
Including not repaid in time				

Other short-time loans				
Including not repaid in time				

53. Accounts receivable and payable of the issuer and its branches during the reported quarter.

Information about the amount of the issuer's accounts receivable and payable at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period (RUR)
1)Accounts receivable:				
Short-term	151 061 000	1 873 899 000	1 832 022 000	192 938 00048
Including overdue	44 575 000			53 019 000
Including overdue for more than 3 months	24 962 000			27 778 000
Including on:				
Long-term	1 901 000			2 397 000
Including overdue	1 302 000			1 240 000
Including overdue for more than 3 months	1 302 000			1 240 000
2)Accounts payable:				
Short-term	282 261 000	3 003 670 000	2 871 701 000	414 231 000
Including overdue				
Including overdue for more than 3 months				
Including on:				
Long-term	243 738 000	177 184 000	95 218 000	325 704 000
Including overdue	3 508 000	156 000		3 724 000
Including overdue for more than 3 months	3 568 000	156 000		3 724 000
Including on:				
Securities:				
Received				
Including from third persons				
Including on:				
Securities:				
given				
Including to third persons				
Including on:				
3) Bill circulation:				
Given bills				
Including overdue				
Including on:				
Received bills				

Including overdue				
Including on:				

54. The issuer's financial investments.

Information about the issuer's financial investments as at the end of the reported period:

Description	Investments rate as at the end of the reported quarter(RUR)		
	Short-term (up to 1 year)	Long-term (above 1 year)	Total
Investments into government securities of the Russian Federation	-	-	-
Investments into government securities of the subjects of the Russian Federation	-	-	-
Investments into securities of the institutions of local governing	-	-	-
Investments into shares of other companies	-	308 195 000	308 195 000
Investments into bonds and other debentures	-	-	-
Other granted loans	-	5 000 000	5 000 000
Investments into the issuer's branch establishments		305 049 000	305 049 000
Investments into the issuer's subordinate companies	-	332 000	332 000

Financial investments into companies wound out of business according to statutory order in the Russian Federation

Name of the company	Date of winding - up	Decision-making authority	Rate of investments (RUR)
			-
Total			-

Financial investments into companies declared bankrupt according to statutory order in the Russian Federation

Name of the company	Date of winding-up	Decision-making authority	Rate of investments (RUR)

			-
Total			-

Total issuer's assets rate as at the end of the reported quarter (RUR)	**3 924 588 000**

Financial investments in the companies exceeding 10 % of the issuer's assets as at the date of ending of the reported quarter		
Name of the company	**Amount of investments (RUR)**	**Share in assets**
	-	0 %
Total	-	0 %

55. Other important information about the issuer's economic and financial activity: ***none***

C Information about the issuer's securities

56. Information about the issuer's shares.

Number of issue: *1*
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued securities: ***298 310***
Total volume of the issue: ***298 310 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***298 310***

Information about state registration of the report on the issue's results:

Date of registration: *22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
none

Number of issue: *1*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***140 713***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***140 713***

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:

Number of issue: *1*

Category: ***preference***
Type of shares: ***Type B***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***123 827***
Total volume of the issue: ***123 827 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***All the shares are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***123 827***

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
None

Number of issue: *2*
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***422 137 000***

Information about the issue's state registration:
Date of registration:*31.03.1995*
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
none

Number of issue: ***2***
Category: ***preference***
Type of shares : ***preference of type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
All the shares of the issue are cancelled
Market information about the issued shares:
All the shares of the issue are cancelled

Additional important information about the issued shares:
none

Number of issue: *3*
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35 970 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***379 606 697 250***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1807***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
Body, realized the state registration: ***FKCB of Russia***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Off-board securities' market
Non-commercial partnership " Trade System RTS", "Frankfort and Berlin Stock Exchanges
ADR-1 representing common shares – OTC USA

Additional important information about the issued shares:
none

Number of issue: *3*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35. 97***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration:*22.04.1997*

Registration number: ***18-1-1808***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Off-board securities' market
Non-commercial partnership " Stock Exchange RTS"
ADR-1 representing common stock – OTC USA, Frankfort and Berlin Stock Exchanges.

Additional important information about the issued shares:
none

57. Information about the issuer's bonds.
Issue of bonds didn't take place

D. Other information about the issuer's securities.

58,59,60. The issuer's shareholders' rights. The issuer's share dividends .
58.1
Category of shares: ***common***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***common nominal non-documentary***
Rights of a shareholder of this category: ***The Company's ordinary shareholders can participate in a General shareholders' meeting with voting authority on all questions within its terms of reference, they also have the right to get dividends, and in case of the Company's liquidation – to get a part of its property.***

Dividends for shares of this category (type):
Period : ***1995 , IV quarter***
One share dividend (RUR) : *0,171*
Total amount of dividends for shares of this type (category) (RUR) : ***1 812 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
1 812 000

Period : ***1996, IV quarter***
One share dividend (RUR) : ***0,53***
Total amount of dividends for shares of this type (category) (RUR) : ***5 593 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
5 593 000

Period : ***1997, IV quarter***
One share dividend (RUR) : ***0,935***
Total amount of dividends for shares of this type (category) (RUR) : ***9 867 452.4***
Total amount of dividends actually paid for shares of this category (type) (RUR):
9 867 452,4

Period : ***1998, IV quarter***
One share dividend (RUR) : ***0,6***
Total amount of dividends for shares of this type (category) (RUR) : ***6 332 055***
Total amount of dividends actually paid for shares of this category (type) (RUR):
6 332 055

Period : ***1999, IV quarter***
One share dividend (RUR) : ***1,94***
Total amount of dividends for shares of this type (category) (RUR) : ***20 473 664***
Total amount of dividends actually paid for shares of this category (type) (RUR):
20 473 664

Size of dividend , date of payment of which does not start (RUR): ***0***

58.2
Category of shares: ***preference***
Type of shares : ***A***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***preference nominal non-documentary***
Rights of a shareholder of this category (type): ***The Company's preference shareholders can participate in a general shareholders' meeting with voting authority on questions about the Company's reorganization and liquidation. The preference shareholders have the voting authority at the general shareholders' meeting on the questions dealing with amendments and changes in the Company's Charter , limiting the rights of the shareholders of this type of actions, including definition or increasing of the dividend size and (or) definition or increasing of liquidation value, paid for preference shares of preceding succession, and also giving priority in order of dividend payments and (or) shares' liquidation value to shareholders' of preference shares of other type.***
Preference shareholders have the right to receive the shares' nominal value if the Company is liquidated.

Dividends for shares of this category (type):
Period : ***1995, IV quarter***
One share dividend (RUR) :***2,575***
Total amount of dividends for shares of this type (category) (RUR) : ***9 060 000***

Total amount of dividends actually paid for shares of this category (type) (RUR):
9 060 000

Period : ***1996, IV quarter***
One share dividend (RUR) :***5,299***
Total amount of dividends for shares of this type (category) (RUR) : ***18 644 000***
Total amount of dividends actually paid for shares of this category (type) (RUR):
18 644 000

Period : ***1997, IV quarter***
One share dividend (RUR) :***7,012***
Total amount of dividends for shares of this type (category) (RUR) : ***24 666 989***
Total amount of dividends actually paid for shares of this category (type) (RUR):
24 666 989

Period : ***1998, IV quarter***
One share dividend (RUR) :***3***
Total amount of dividends for shares of this type (category) (RUR) : ***10 553 475***
Total amount of dividends actually paid for shares of this category (type) (RUR):
10 553 475

Period : ***1999, IV quarter***
One share dividend (RUR) : ***8,32***
Total amount of dividends for shares of this type (category) (RUR) : ***29 268 304***
Total amount of dividends actually paid for shares of this category (type) (RUR):
29 268 304

Size of dividend , date of payment of which does not start (RUR):***0***

61. Limitations in the securities' circulation.
See items 56 and 57

62. Other important information about the issuer's securities.
The annual general shareholders' meeting of the Company held on May, 31 2001 approved the resolution on split-up of the Company placed shares by conversion of each share with a par value of 35.97 rubles into 109 shares with a par value of 0.33 rubles each. The documents for registration of the shares' issue are forwarded to the Federal Commission on Securities' Market of the Russian Federation.

APPENDIX

Accounting records
for nine months of the year 2001

ACCOUNTING POLICY

"Kubanelectrosvyaz" PJSC , the year of 2001

ACCOUNTING POLICY

1. *Activity accounting in the Company is maintained by accounts department headed by chief accountant.*
2. *Activity accounting is carried out by means of double recording according to Plan of accounts of activity accounting using journal & order form.*
3. *While keeping activity accounting there must be identity of analytic accounting data and turnovers and demand balances according to accounts of synthetic accounting as at the first day of each month, and also of figures in balance sheets and data of synthetic and analytic accounting.*
4. *Sales proceeds are determined after execution of work (services) and presenting pay-documents to a customer.*
5. *Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.*
   To promote the development of the branch "communications" and introduction of high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:
   - *cable lines supported on poles or built on buildings' walls:*
     with metal casing (code 30018)
     with plastic casing (code 30019)
   - *communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).*

Depreciation of intangible assets are made according to standards determined by the company according to the specified time of their effective serviceability. This time of effective usage is determined since the moment of registration of intangible assets.

If it is impossible to determine time of effective usage of some intangible assets, then standards of depreciation are specified on the basis of ten years (but not more than the period of the company's validity).

7. Fixed and intangible assets' accounting must be carried out in sums rounded to whole rubles.
Resulting differences in sums must be written off regarding financial result, not decreasing the taxable profit.
8. Current assets include objects having value no more than 100-multiple size of monthly wage floor at the date of acquisition.
9. Value of operational means of labor and articles of little value is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness. For kindergarten, rest hotel and resort center – by means of depreciation accounting at the rate of 100% when putting into operation means of labor and articles mentioned above.

10. *Articles of little value, no more than one-twentieth of the specified limit for one article, are paid off when putting into operation.*
11. *To ensure the accounting data adequacy, the inventory of property and financial obligations must be taken before making up annual balance sheet. Inventory of fixed assets is taken once in three years.*
12. *Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to their actual cost.*
13. *Unfinished production is indicated in balance sheet according to actual cost of work performed.*
14. *Basic assets and other property can be sold to the company's employees at the price by 1 % higher than its actual cost.*
15. *The company's representation expenses are to be included into the prime cost of production (works, services) within the legal standards and regulations, and when there are no such standards, some of the representation expenses can be paid at the expense of the company's profit.*
16. *Total amount of expenses for personnel training, included into the prime cost of production (works, services), must not exceed 2 % of labor costs included into the prime cost.*
17. *To distribute evenly forthcoming costs among the production costs of the period under review the reserve for basic assets' repairs can be created.*
18. *Expenses, made in the reported period but related to next periods under review, are presented in balance accounting as expenses of future periods and are referred to costs of the period they are related to.*
19. *On the basis of the results of the accounts' receivable inventory, made at the end of the reported year, reserve fund of bad debts for account with other companies is created with assignment of the reserve sums to the results of economic activities.*
20. *Differences due to rate of exchange are included once only into the company's income or losses at the end of the reported year in the form of balance.*
21. *Full actual cost of production (works, services) is calculated at the company. Costs, included in account 26 "General total costs" are debited to accounts 20 " Major production" and 23 "Auxiliary production".*
22. *Indirect costs are distributed among the objects of calculation according to workers' wage rate.*
23. *Current and capital outlays, made at the expense of the company's profit, are accounted at the expense of undivided profit of the previous year formed at the account 88 "Undivided profit (outstanding losses)".*
    Expenditures not provided with adequate sources must not be made.

24. *Assessments to budget at the expense of the company's profit including penalties for breach of fiscal legislation are considered at the account 81 "Use of profits".*
25. *Accounting period for charge of proceeds of services is considered to be a month from day 25 to day 25*

BALANCE SHEET

As at September,30 2001
Company: **"Southern Telecommunications Company" PJSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
1. LONG-TERM ASSETS			
Intangible assets (04, 05)	110	6 500	5 922
patents, licenses, trade marks and other similar rights and assets	111	266	171
establishment expenses	112		
business rating	113		
Fixed assets (01,02,03)	120	2 561 414	2 865 202
land and natural resources	121		
buildings, facilities, machines and equipment	122	1 949 986	2 057 224
Unfinished construction (07,08,61)	130	235 931	307 941
Profitable investments in material values (03)	135		
Property for subleasing	136		
Property for rent	137		
Long-term financial investments (06, 82)	140	275 642	313 195
investments into branch establishments	141	273 497	305 049
investments into dependant companies	142	332	332
investments into other companies	143	1 813	2 814
loans granted to companies with term over 12 months	144		5000
other long-term financial investments	145		
Other long-term assets	150		
TOTAL for section 1	190	3 079 487	3 492 260
2. CURRENT ASSETS			
Inventories and expenses	210	117 348	169 166
raw materials, materials and other similar items (10,15, 16)	211	101 667	143 252
cattle (11)	212	3	1
Expenses in unfinished production(20,21,23,29,30,36,44)	213	12	-
finished products and merchandise(16, 40,41)	214	7 521	7 075
dispatched goods (45)	215		
deferred expenses (31)	216	8 145	18 838
other inventories and expenses	217		
VAT on acquired valuables (19)	220	38 163	44 471
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	1 901	2 397
buyers and customers(62,76,82)	231		
notes receivable(62)	232		
branch establishments and dependant companies (78)	233		

advance payments(61)	234		
Other receivables	235	1 901	2 397
Accounts receivable(with payments expected within 12 months since reporting date)	240	151 061	192 938
buyers and customers(62,76,82)	241	106 848	128 257
notes receivable(62)	242		
branch establishments and dependant companies (78)	243	1 407	10 138
participants' (founders') contributions to authorized capital (75)	244		
advance payments(61)	245	991	1 612
other receivables	246	41 815	52 851
Short-term financial investments (56,58,82)	250		
investments into dependant companies	251		
bought out own shares	252		
other short-term financial investments	253		
Cash resources	260	16 474	23 356
cash (50)	261	1 639	2 036
settlement accounts (51)	262	9 782	12 895
currency accounts (52)	263	203	195
Other cash resources (55,56,57)	264	4 850	8 230
Other current assets	270		
TOTAL for section 2	290	324 947	432 328
BALANCE (sum of the lines 190+290)	399	2 404 434	3 924 588

EQUITY AND LIABILITY	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	**2**	**3**	**4**
4. FUNDS AND RESERVES			
Authorized capital (85)	410	506 143	506 143
Additional paid-in capital (87)	420	1 410 241	1 410 241
Reserve capital (86)	430	47 260	47 260
mandatory reserve funds	431	47 260	47 260
reserve fund required by constituent documents	432		
Social funds (88)	440	63 881	63 881
Special purpose financing and funds (96)	450		
Retained profit of past years (88)	460	421 903	421 903
Uncovered losses of the past years(88)	465		
Retained profit of the reported year (88)	470		277 192
Uncovered losses of the reported year (88)	475		
TOTAL for section 4	490	2 449 428	2 726 620
5. LONG-TERM LIABILITIES			
Borrowing costs (92,95)	510	187 707	195 582
long-term bank credits	511	170 000	180 000
other long-term loans	512	17 707	15 582
Other long-term liabilities	520	243 738	325 704
TOTAL for section 5	590	431 445	521 286
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	91 909	128 000
bank credits	611	91 909	128 000
other loans	612		
Accounts payable	620	282 261	414 231
suppliers and contractors (60,76)	621	98 503	158 791
notes payable(60)	622		
debt to branch establishments and	623	8 552	17 903

dependant companies (78)			
wages to employees(70)	624	34 237	31 416
social insurance (69)	625	18 456	17 513
debt to budget (68)	626	55 093	109 394
advance payments(64)	627	53 910	60 663
other payables	628	13 510	18 551
Dividend settlements (75)	630	99 300	55 143
Deferred income (83)	640	50 091	78 488
Provision for future expenses and payments(89)	650		820
Other short-term liabilities	660		
TOTAL for section 6	690	523 561	676682
BALANCE (sum of the lines 490+590+690)	700	3 404 434	3 924 588

RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	12 625	
including leasing	911		
Inventory holdings under agreement of bailment (002)	920	35	
Goods taken on commission (004)	930		
Written off accounts receivable of insolvent debtors (007)	940	13 190	
Liabilities and payments' securities received (008)	950		
Liabilities and payments' securities given (008)	960	829 304	
Depreciation of housing stock (014)	970	173	
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	980		
Forms of strict recording	990	6 956	

PROFIT AND LOSS STATEMENT

As at September,30 2001
Company: **"Southern Telecommunications Company" PJSC**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line-code**	**For the reported period**	**For the similar period of the previous year**
1	**2**	**3**	**4**
1. Profits and losses from usual activities			
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	10	1 877 216	1 603 954
Including from communication services	11	1 794 277	1 389 386
Cost price of goods , services sold	20	1 378 689	1 174 008
Including from communication services	21	1 302 128	998 624
Gross profit	29	498 527	429 946
Commercial expenses	30		2 992
Management expenses	40		
Profit (loss) from sales (lines 010-020-030-040)	50	498 527	426 954
2. Operating profits and losses			
Interest income	60	8	11
Interest expenses	70	36 997	14 757
Income from participation in other enterprises	80	7 011	2 170
Other operating income	90	53 102	57 323
Other operating expenses	100	88 129	91 847
3. Non-sales profits and losses			
non-sales income	120	15 658	25 097
non-sales expenses	130	71 050	40 863
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	140	378 130	364 088
Profit tax and other similar obligatory payments	150	100 235	64 824
Profit (loss) from usual activity	160	277 895	299 264
4. Extraordinary profits and losses			
Extraordinary profits	170		
Emergency losses	180	703	1 883
Net profit (retained profit (loss) of the reported period) (lines 160+170+180))	190	277 192	297 381

EVALUATION OF SEPARATE PROFITS AND LOSSES

Description	Line-code	For the reported period		For the similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties, fines and forfeits admitted or having judgements of the court (arbitration tribunal) on their collection	210	333	237	222	36
Profits(losses) of past years -	220	4 239	3 143	478	3 542
Recovery of damages caused by non-fulfillment or undue fulfillment of obligations	230	279	11	4 589	5
Difference in rate of exchange	240	5 842	16 457	17 009	14 282
Decrease of the cost price of inventories by the end of the reported period	250				
Writing-off accounts receivable and payable fallen under the statute of limitation	260	996	1 147	50	1 263

Other information about accounting reports for nine months of the year 2001

none